ANNUAL INFORMATION FORM
Dated March 30, 2022

TABLE OF CONTENTS

GENERAL MATTERS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1
CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION	2
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3
COMMODITY PRICE INFORMATION	4
GLOSSARY OF TERMS	4
CORPORATE STRUCTURE	14
GENERAL DEVELOPMENT OF NOMAD’S BUSINESS	15
DESCRIPTION OF BUSINESS	22
RISK FACTORS	45
DIVIDENDS	67
DESCRIPTION OF CAPITAL STRUCTURE	68
MARKET FOR SECURITIES	68
DIRECTORS AND OFFICERS	72
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	77
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77
TRANSFER AGENTS AND REGISTRARS	78
MATERIAL CONTRACTS	78
INTERESTS OF EXPERTS	78
ADDITIONAL INFORMATION	79
AUDIT COMMITTEE	79
SCHEDULE A AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B TECHNICAL INFORMATION CONCERNING THE BLYVOOR GOLD MINE MINE	B-1
SCHEDULE C TECHNICAL INFORMATION CONCERNING THE MERCEDES MINE	C-1

i

GENERAL MATTERS
The information contained in this annual information form (“AIF”), unless otherwise indicated, is given as of December 31, 2021. More current information may be available on our public website at www.nomadroyalty.com or on our SEDAR profile at www.sedar.com.
All capitalized terms used in this AIF and not defined herein have the meaning ascribed in the “Glossary of Terms” or elsewhere in this AIF.
Unless otherwise noted or the context otherwise indicates, the term “Nomad” or the “Corporation” refers to Nomad Royalty Company Ltd. and its subsidiaries.
For reporting purposes, Nomad presents its financial statements in U.S. dollars and in conformity with IFRS.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This AIF contain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information may include, but is not limited to, information with respect to the Corporation’s objectives and the strategies to achieve these objectives, as well as information with respect to the Corporation’s beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.
The forward-looking information contained in this AIF, is provided for the purpose of assisting the reader in understanding the Corporation’s financial performance and prospects and to present management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.
Although the forward-looking information contained in this AIF, is based upon what the Corporation believes are reasonable assumptions in light of information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information as a number of known and unknown risks, uncertainties and other important factors could cause the actual results to differ materially from the beliefs, plans, objectives, anticipations, estimates and intentions expressed in such forward-looking statements, including but not limited to: public health crises, including the COVID-19 pandemic, changes in commodity prices, volatility resulting from the current conflict in Ukraine, limited or lack of control over the operation of properties and the operators’ failure to perform or decision to cease or suspend operations, adverse developments related to any Material Projects on Material Properties, failure to achieve commercial production by properties, changes in operators and any failure of such operator, acquisition of interests in respect of speculative properties, limited access to data and disclosure regarding the operation of properties, dependence on the operators for the calculation of certain payments, dependence on the payment or delivery by the owners and operators of the properties, global financial conditions, counterparty and liquidity risk, failure by operators to honour royalty, stream and other interests, unsecured or subordinated interests, foreign exchange, failure by operators to replace depleted Mineral Reserves and Mineral Resources, acquisitions involving the issuance of the Corporation’s securities or the incurrence of indebtedness, increased competition for royalties, streams and other interests, mergers and amalgamations, rights in favour of others or third parties, failure to obtain adequate or favourable financing, attraction and retention of qualified management and technical personnel, conflicts of interest, interpretation of tax legislation and accounting rules, inability to repay indebtedness and comply with obligations under future credit facilities, dependence on information systems, reputational damage, indirect exposure to many of the same risks affecting the owners and operators of properties, dependence on operators’ employees, differences between actual and estimated Mineral Reserves and Mineral Resources, uncertainty relating to Inferred Mineral Resources, inaccuracy of production forecasts, exploration and development of mineral properties, defects in title to properties underlying the Corporation’s interests, litigation affecting the properties underlying the Corporation’s interests, defects or disputes relating to the Corporation’s interests, challenges and risks associated with an expansion of Corporation’s business beyond the acquisition of royalties, streams or other interests, delays or a failure by an operator to obtain, comply with or maintain property rights, permits and licences, construction, development and/or expansion in relation to the mines, projects and properties in respect of which the Corporation holds an interest, environmental and endangered species laws and regulations, international climate change initiatives, foreign jurisdictions and developing economies, changes in government regulation, operations in developing economies, corruption and anti-bribery law violations, availability of adequate infrastructure, indigenous peoples, environment, social and governance (ESG) matters, adverse tax consequences of foreign income, uninsured risks, loss of entire investment, market fluctuations, sale or issuance of a significant number of Common Shares into public markets, significant influence of the Orion Group, future offerings of debt securities, issuance of additional equity, discretionary issuance of dividends, no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units, issuance of unsecured debt, discretion concerning the use of proceeds, increased costs as a result of being a public company in Canada and the United States, and whether or not the Corporation is determined to be a “passive foreign investment company under applicable U.S. federal income tax rules. Further information regarding these risks and uncertainties may be found under the heading “Risk Factors”.
All of the forward-looking information contained in this AIF are expressly qualified by the foregoing cautionary statements. There can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in AIF is made as of the date hereof.
CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION
The disclosure in this AIF relating to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 25, 2022 (except where stated otherwise), and none of this information or data has been independently verified by Nomad. As a holder of royalties, streams and other interests, Nomad generally has limited, if any, access to the properties included in or relating to its asset portfolio. Nomad may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Therefore, in preparing disclosure pertaining to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties, Nomad is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Nomad has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Nomad.
Mineral reserves and mineral resources presented in this AIF have been estimated as at December 31, 2021 (unless otherwise noted) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the MJDS, the Corporation is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
Investors are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this AIF are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.
Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF, except for scientific and technical disclosure relating to the Blyvoor Gold Mine.
Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, a Director of Minxcon, Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, a Director of Minxcon, and Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, a Director of Minxcon, prepared the Blyvoor Report and each a “qualified person” under NI 43-101. Each of Messrs. Odendaal, Engelmann and van Heerden has reviewed and approved the scientific and technical disclosure relating to the Blyvoor Gold Mine contained in this AIF.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We report in United States dollars. Consequently, all amounts in this AIF are in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars, reference to “A$” are to Australian dollars, reference to “ZAR” are to South African rand. See “Cautionary Statement Regarding Forward-Looking Statements”.
The following table sets out for each period indicated: (i) the daily exchange rates in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year ended December 31
	2021	2020
	C$	C$
Closing	1.2678	1.2732
High	1.2942	1.4496
Low	1.2040	1.2718
Average	1.2535	1.3415
The daily exchange rate on March 29, 2022 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.2509.

COMMODITY PRICE INFORMATION

	Average Spot Commodity Prices
	2021	2020
Gold (LBMA pm $/oz)	1,799	1,770
Silver (LBMA $/oz)	25.14	20.55

GLOSSARY OF TERMS
In this AIF, the following capitalized words and terms shall have the following meanings:
“affiliate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.
“Ag” is the chemical symbol for silver.
“AIF” has the meaning ascribed under “General Matter”.
“Amended and Restated Credit Facility” has the meaning ascribed thereto in section “General Development of the Nomad’s Business – History of the Corporation – Amendment to Credit Security”.
“associate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.
“Artemis Gold” means Artemis Gold Inc.
“ATM Program” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation - At-the-Market Equity Program”.
“Au” is the chemical symbol for gold.
“AuEq” means gold equivalent.
“Blackwater Gold Project” means the development project located in central British Columbia, Canada and operated by Artemis Gold.
“Blackwater Report” means the NI 43-101 technical report entitled “Blackwater Gold Project NI 43-101 Technical Report on Updated Feasibility, British Columbia Canada” with an effective date of September 10, 2021, prepared for Artemis Gold, and filed under Artemis Gold’s SEDAR profile at www.sedar.com.
“Blackwater Gold Royalty” means the 0.21% NSR royalty on the Blackwater Gold Project.
“Blyvoor Capital” means Blyvoor Gold Capital (Pty) Ltd.
“Blyvoor Gold” means Blyvoor Gold (Pty) Ltd.
“Blyvoor Gold Mine” means the Blyvoor gold mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa, owned and operated by Blyvoor Gold.
“Blyvoor Gold Stream” means the gold stream on the Blyvoor Gold Mine described under “Description of Business – Description of the Assets - Blyvoor Gold Stream – Witwatersrand Gold Belt, South Africa - Blyvoor Gold (Pty) Ltd.”.
“Board” means the board of directors of the Corporation.

“Bonikro Gold Mine” means the Bonikro gold mines located in Hiré, Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan, operated by Allied Gold Corp.
“Bonikro Gold Stream” means the gold stream on the Bonikro Gold Mine described under “Description of Business – Description of the Assets – Bonikro Gold Stream – Hiré, Côte d’Ivoire – Allied Gold Corp.”.
“Blyvoor Report” means the NI 43-101 technical report on the Blyvoor Gold Mine entitled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021, prepared by Minxcon for the Corporation and Blyvoor Capital, a copy of which available on the Corporation’s SEDAR profile at www.sedar.com.
“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.
“cm3” means cubic centimetre.
“CMC Shares” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation - Acquisition of an Indirect Interest in a Royalty on the Caserones Mine in Chile”.
“Common Shares” means the common shares in the share capital of Nomad.
“Compania Minera Caserones” means a private Chilean contractual mining company which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine.
“Caserones Mine” means the Caserones copper mine located in the Atacama region of Chile and owned and operated by Lumina.
“Coral” means Coral Gold Resources Ltd., a wholly-owned subsidiary of the Corporation which amalgamated with the Corporation on January 1, 2022. Prior to such amalgamation, Coral was continued from the Business Corporations Act (British Columbia) into the CBCA.
“Corporation” or “Nomad” means Nomad Royalty Company Ltd.
“Credit Facility” has the meaning ascribed thereto in section “General Development of the Nomad’s Business – History of the Corporation – New Revolving Credit Security”.
“Cu” is the chemical symbol for copper.
“DCP” means the exploitation of the sulphide orebody within the mining rights forming part of the Gualcamayo Mine set forth in the agreement providing for the commercial Production DCP Payment that extends below the current oxide Quebrada Del Diablo Lower West (QDD-LW) orebody and is primarily associated with the South West (SW) orebody.
“DCP Commercial Production” with respect to the DCP means mining on a commercial basis but shall not mean mining for the purposes of testing and, for greater certainty, excludes the milling or leaching by a pilot plant or during an initial tune-up period of a plant and also excludes bulk sampling. DCP Commercial Production is deemed to have commenced with respect to the DCP: (i) if a milling and treatment plant is located on the mining rights forming part of the Gualcamayo Mine set forth in the DCP Payment Agreement, on the ﬁrst day of the month following the ﬁrst period of 60 consecutive days during which products from the DCP have been processed through such plant at an average rate of not less than 70% of the initial rated capacity of such plant; or (ii) if no milling and treatment plant is located on the mining rights forming part of the Gualcamayo Mine set forth in the DCP Payment Agreement, on the ﬁrst day of the month following the ﬁrst period of 60 consecutive days during which products from the DCP have been produced at a tonnage representing not less than 70% of the targeted tonnage and shipped for custom milling on the basis of the mine plan for the DCP.

“DCP Commercial Production Payment” means the right of Nomad to receive a contingent payment of $30 million within five business days of the commencement of DCP Commercial Production on the mining right forming part of the Gualcamayo Mine set forth in the agreement providing for the DCP Commercial Production Payment.
“Deferred Payment” has the meaning ascribed under “General Development of the Nomad’s Business – History of the Corporation – Reverse Takeover”.
“DEVELOP” means DEVELOP Global Limited.
“development” means the preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
“DOCA” has the meaning ascribed under “Description of Business – History of the Corporation – Subsequent Events to December 31, 2021”.
“DRIP” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation - Implementation of a Dividend Reinvestment Plan”.
“DSUs” means deferred share units of Nomad.
“Equinox Gold” means Equinox Gold Corp.
“ESG” means environmental, social and corporate governance.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“exploration” means the prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.
“forward-looking information” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.
“FSE” means the Frankfurt Stock Exchange.
“GGM” means Greenstone Gold Mines LP.
“GHRC Committee” means the Governance, Human Resources, Nominating and Compensation Committee of the Corporation.
“Gualcamayo Gold Royalty” means the NSR royalty on the Gualcamayo Mine described in the section “Description of Business - Description of the Assets - Gualcamayo Gold Royalty and DCP Commercial Production Payment – San Juan, Argentina – Mineros S.A.”.
“Gualcamayo Mine” means the Gualcamayo mine located in the Province of San Juan, Argentina and currently operated by Mineros S.A.
“Greenstone Gold Purchase Agreement” has the meaning ascribed under the heading “General Development of Nomad’s Business – History of the Corporation – Gold Stream Transaction with Orion on its 40% interest in the Greenstone Project”.
“Heron” means Heron Resources Limited.
“i-80” means i-80 Gold Corp, the company resulting from the spin-out of certain assets of Premier Gold into a new corporation in connection with the friendly acquisition of Premier Gold by Equinox Gold on April 7, 2021.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Investor Rights Agreement” has the meaning ascribed under “General Development of the Nomad’s Business – History of the Corporation – Reverse Takeover”.
“IT” means information technology.
“Ivanplats” means Ivanplats (Pty) Ltd.
“July 2020 Warrants” means common share purchase warrants of the Corporation issued on July 31, 2020 in connection with the acquisition of the Troilus Gold Royalty.
“k” means thousand.
“km²” means square kilometre.
“Lead Marketing Fee Agreement” means the lead marketing agreement between Tarago and OMF LI dated June 29, 2017, relating to the Woodlawn Mine which was acquired by the Corporation in the context of the Orion Vend-In described in section “The Corporation – Nomad Portfolio Assets – Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia – Heron Resources Limited”.
“LOM” means life of mine.
“Lumina” means Minera Lumina Copper Chile, the owner and operator of the Caserones Mine which is indirectly owned by JX Nippon Mining & Metals Corporation.
“m” means metre.
“Maritime Portfolio” has the meaning ascribed under “General Development of Nomad’s Business – History of the Corporation ‑ Subsequent Events to December 31, 2021”.
“May 2021 Warrants” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation - Acquisition of an Indirect Interest in a Royalty on the Caserones Mine in Chile”.
“Mercedes and South Arturo Silver Stream” means the former silver stream on the Mercedes Mine and the South Arturo Mine that was transformed into two separate instruments in connection with the acquisition of Premier Gold by Equinox Gold on April 7, 2021, which is described in section “General Development of Nomad’s Business - History of the Corporation – History of the Corporation –Amendments to the Mercedes and South Arturo Silver Stream”.
“Mercedes Gold & Silver Stream” means the gold and silver stream on the Mercedes Mine described in section “Description of Business - Description of the Assets - Mercedes Gold & Silver Stream – Mexico – Equinox Gold”.
“Mercedes Mine” means the Mercedes mine located in the state of Sonora in Mexico, owned and operated by Equinox Gold.
“Minxcon” means Minxcon (Pty) Ltd.
“MJDS” means the multi-jurisdictional disclosure system.
“Mo” is the chemical symbol for molybdenum.
“Moss Gold Mine” means the Moss Gold Mine located in northwest Arizona, United States, owned and operated by Elevation Gold Mining Corporation.

“Moss Gold Royalty” means the NSR royalty on the Moss Gold Mine described in section “Description of Business - Description of the Assets - Moss Gold Royalty – Arizona, U.S.A. - Elevation Gold Mining Corporation”.
“Mt” means million tonnes (metric tons).
“NCIB” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation - Normal Course Issuer Bid”.
“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations.
“Nomad DSUs” means the deferred share units granted pursuant to the deferred share unit plan of the Corporation.
“Nomad Options” means options to purchase Common Shares granted pursuant to the stock option plan of the Corporation.
“Nomad RSUs” means the restricted share units granted pursuant to the share unit plan of the Corporation.
“Nomad PSUs” means the performance share units granted pursuant to the share unit plan of the Corporation.
“November 2020 Warrants” has the meaning ascribed under “General Development of the Nomad’s Business – History of the Corporation – Acquisition of Coral”.
“NSR” means net smelter return, unless otherwise indicated.
“NYSE” means the New York Stock Exchange.
“ore” means a natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.
“OMF II” means Orion Mine Finance Fund II LP, a limited partnership existing under the laws of Bermuda.
“OMF III” means Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands.
“OMF LI” means OMF Fund II (LI) LP, a limited partnership existing under the laws of Bermuda.
“OMF (Mg)” means OMF Fund III (Mg) Ltd., a wholly-owned subsidiary of the Corporation which amalgamated with the Corporation on January 1, 2022.
“OMF SO” means OMF Fund II SO Ltd., a wholly-owned subsidiary of the Corporation which amalgamated with the Corporation on January 1, 2022.
“Orion Group” means, collectively, OMF II, OMF III and OMF LI.
“Orion Portfolio Assets” means, collectively, (i) all of the issued and outstanding shares of OMF SO, which held (prior to its amalgamation with the Corporation) all rights, title and interests in and to the Mercedes and South Arturo Silver Stream, the Blyvoor Gold Stream, and the Premier Gold Prepay Loan, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof, (ii) all of the issued and outstanding shares of OMF (Mg), which held (prior to its amalgamation with the Corporation) all rights, title and interests in and to the Bonikro Gold Stream held, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof, and (iii) the Woodlawn Silver Stream and the Lead Marketing Fee Agreement, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof.
“Orion Vend In” means the acquisition by Nomad of the Orion Portfolio Assets from the Orion Group in exchange for the issuance of an aggregate of 39,645,596 Common Shares (396,455,965 Common Shares on a pre-Share Consolidation basis), the whole in accordance with the terms of the Orion Vend In Agreement.
“Orion Vend In Agreement” means the acquisition agreement dated February 23, 2020 entered into among Guerrero Ventures Inc. (now Nomad) and the Orion Group in respect of the Orion Vend In.
“outcrop” means an exposure of rock or mineral deposit that can be seen on surface, not covered by soil or water.
“oz” means ounce.
“Platreef Gold Purchase Agreement” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation ‑ Gold Stream Transaction with Ivanplats (Pty) Ltd. on the Platreef palladium rhodium-platinum-nickel-copper-gold project”.
“Platreef Project” has the meaning ascribed under “General Development of Nomad’s Business - History of the Corporation ‑ Gold Stream Transaction with Ivanplats (Pty) Ltd. on the Platreef palladium rhodium-platinum-nickel-copper-gold project”.
“Preference Shares” means the preference shares in the share capital of Nomad.
“Premier Gold” means Premier Gold Mines Limited.
“Premier Gold Prepay Loan” means the second amended and restated gold prepay credit agreement dated March 4, 2020 between, among others, Premier Gold Mines (Cayman) Ltd. and OMF SO., which was terminated on April 7, 2021.
“qualified person” has the meaning ascribed in NI 43-101.
“RDM Gold Mine” means the Riacho dos Machados Gold Mine located in the northern part of Minas Gerais, Brazil, operated by Mineração Riacho dos Machados, a wholly-owned subsidiary of Equinox Gold.
“RDM Gold Royalty” means the NSR Royalty on the RDM Gold Mine described in the section “Description of Business - Description of the Assets - RDM Gold Royalty – Minas Gerais, Brazil – Equinox Gold Corp.”.
“Robertson Gold Royalty” means the sliding scale NSR royalty on the Robertson Property, described in the section “Description of Business - Description of the Assets - Robertson Gold Royalty – Nevada U.S.A – Barrick Gold Corporation”.
“Robertson Property” means the advanced-stage exploration property of Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation, located in the Barrick-Cortez complex in Nevada, United States.
“RTO” has the meaning ascribed under “Corporate Structure”.
“SBMM” means Serra Da Borda Mineração E Metalurgia S.A., an affiliate of Yamana.
“SEC” means the United States Securities and Exchange Commission.
“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Consolidation” has the meaning ascribed under section “Corporate Structure – Name, Address and Incorporation”.
“Shareholders” means the holders of Common Shares and Preference Shares.
“Shelf Prospectus” has the meaning ascribed thereto in section “General Development of the Nomad’s Business – Filing of Base Shelf Prospectus”.
“South Arturo Silver Stream” means the silver stream on the South Arturo Mine described in section “Description of Business - Description of the Assets - South Arturo Silver Stream – Nevada, U.S.A. – Nevada Gold Mines, LLC”.
“South Arturo Mine” means the South Arturo Mine located Nevada, United States, which is owned and operated by Nevada Gold Mines LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation.
“South Arturo Report” means the NI 43-101 technical report entitled “Preliminary Feasibility Study for the South Arturo Mine, Elko County, NV” dated January 25, 2021, with an effective date of December 1, 2020, prepared for Premier Gold and i-80 and filed under i-80’s SEDAR profile at www.sedar.com.
“Suruca Gold Royalty” means the 2% NSR royalty on the Suruca Project.
“Suruca Project” means the project to develop the Suruca gold deposit located in Goias State, Brazil, operated by Mineração Maracá Indústria e Comércio S.A., a subsidiary of Lundin Mining Corporation.
“Suruca Project Report” means the NI 43-101 technical report entitled “Technical Report on the Chapada Mine, Goias State, Brazil” dated October 10, 2019 with an effective date of June 30, 2019, prepared for Lundin Mining Corporation, and filed under Lundin Mining Corporation’s SEDAR profile at www.sedar.com.
“t” means tonne.
“Troilus PEA” means the NI 43-101 technical report entitled “Preliminary Economic Assessment of the Troilus Gold Project, Quebec, Canada” dated October 14, 2020 with an effective date of August 31, 2020, prepared for Troilus Gold Corp., and filed under Troilus Gold Corp’s SEDAR profile at www.sedar.com.
“Troilus Gold Project” means the advance gold exploration project of Troilus Gold Corp. comprised of 81 mining claims and one surveyed lease located within the Frotêt-Evans Greenstone Belt in the province of Québec, Canada.
“Troilus Gold Royalty” means the 1% NSR royalty on all metals and minerals produced from the Troilus Gold Project.
“TSX” means Toronto Stock Exchange.
“TSXV” means the TSX Venture Exchange.
“Valkyrie” means Valkyrie Royalty Inc., a wholly-owned subsidiary of the Corporation which amalgamated with the Corporation on January 1, 2022. Prior to such amalgamation, Valkyrie was continued from the Business Corporations Act (British Columbia) into the CBCA.
“Woodlawn Mine” means the Woodlawn mine located north of Canberra in New South Wales, Australia, operated by Heron.
“Woodlawn Silver Stream” means the silver stream on the Woodlawn Mine described in section “Description of Business - Description of the Assets - Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia - Heron Resources Limited”.

“Yamana” means Yamana Gold Inc.
“Yamana Group” means, collectively, Yamana and SBMM.
“Yamana Vend In” means the acquisition of the RDM Gold Royalty, the Gualcamayo Gold Royalty, the DCP Commercial Production Payment, and the Suruca Gold Royalty by Nomad from the Yamana Group in exchange for (i) the issuance of an aggregate of 6,650,000 Common Shares (66,500,000 prior to the Share Consolidation), and (ii) a cash payment in the amount of $20 million (a maximum of $10 million of which may be deferred pursuant to the Yamana deferred payment agreement), the whole in accordance with the terms of the Yamana Vend In Agreement.
“Yamana Vend In Agreement” means the royalty and contingent payment purchase agreement dated February 23, 2020 entered into among Guerrero Ventures Inc. (now Nomad) and the Yamana Group in respect of the Yamana Vend In.
NI 43-101 Definitions

“Indicated Mineral Resource”
Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource”
Refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource”
Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve”
Refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that might occur when the material is mined.
Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: probable Mineral Reserves and proven Mineral Reserves.

“Modifying Factors”
Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“pre-feasibility study” and “feasibility study”
Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.

“preliminary assessment”
The term “preliminary assessment” or “preliminary economic assessment”, commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

“Probable Mineral Reserve”
Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve”	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
The terms “Mineral Resource”, “Measured Mineral Resource”, “Modification Factors”, “Indicated Mineral Resource”, “Inferred Mineral Resource”, “Probable Mineral Reserve” and “Proven Mineral Reserve” used are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE
Name, Address and Incorporation
The Corporation is governed by the CBCA, after having previously been continued from the Business Corporations Act (British Columbia) on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) by Memorandum and Articles filed with the Registrar of Companies for British Columbia.
On July 22, 1969, the Corporation converted from a non-personal liability company to a limited company and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, the Corporation changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.
On December 20, 2019, the Corporation completed its continuance under the CBCA, and amended its authorized share capital to consist of an unlimited number of Common Shares and an unlimited number of Preference Shares issuable in one or more series.
On May 25, 2020, the Corporation changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the reverse takeover transaction completed by the Corporation on May 27, 2020 comprised of the Orion Vend-In and the Yamana Vend-In (the “RTO”).
On May 31, 2021, the Corporation filed Articles of Amendment to consolidate its issued and outstanding Common Shares on the basis of one (1) post-consolidated Common Share for every ten (10) pre-consolidated existing Common Shares previously issued and outstanding (the “Share Consolidation”). The Share Consolidation was approved by the Corporation’s shareholders at the annual and special meeting held on May 10, 2021. As a result of the Share Consolidation, the Corporation’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of Common Shares issuable under the Corporation’s outstanding common share purchase warrants, Nomad options, Nomad RSUs and Nomad DSUs and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof.
The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “NSR”. The Common Shares are also quoted for trading in Germany on the FSE under the symbol “IRLB”.
As of the date of this AIF, Nomad is a reporting issuer in each of the provinces of Canada and an SEC registrant.
The head office and registered office of the Corporation is located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, Canada.

Intercorporate Relationships
The following table illustrates the Corporation’s material subsidiaries, including their respective jurisdiction of incorporation or continuance and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned or controlled, directly or indirectly, by the Corporation as of the date of this AIF.

Name	Place of Incorporation	Ownership Percentage
Coral Resources Inc.	Nevada, USA	100%
Compania Minera Caserones	Chile	67.5%

On January 1, 2022, the Corporation completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral, OMF SO, OMF (Mg) and Valkyrie. Following this merger, the Corporation has two wholly-owned subsidiaries, Coral Resources, Inc. and Citation Minerals Inc., which is an inactive subsidiary, and a 67.5% ownership interest in Compania Minera Caserones.
GENERAL DEVELOPMENT OF NOMAD’S BUSINESS
History of the Corporation
The Corporation was historically an exploration-stage company in the business of acquiring, exploring and developing mining properties. Throughout its existence, the Corporation held interests in various properties at the exploration stage located in Canada, Mexico and Indonesia. In 2014, the Corporation completed a plan of arrangement pursuant to which it indirectly acquired an interest in mineral exploration concessions located in Guerrero State, Mexico. In October 2019, the Corporation completed transactions pursuant to which it divested its indirect interest in the Biricu property located in Guerrero State, Mexico, and became a “shell” company whose principal activity was to identify and evaluate businesses or assets with the aim of completing a transaction to reactivate its activities.
Reverse Takeover
On May 27, 2020, Nomad completed an RTO comprised of two related vend-in transactions. The RTO involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from the Orion Group for total consideration of $268 million as well as the acquisition of three royalties and a contingent payment on the commencement of commercial production of one project from the Yamana Group for total consideration of $65 million.
The Corporation satisfied the purchase price payable to the Orion Group by issuing 39,645,596 Common Shares (396,455,965 Common Shares on a pre-Share Consolidation basis) at a price of C$9,00 (C$ 0.90 on a pre-Share Consolidation basis) per share and satisfied the purchase price payable to the Yamana Group by issuing 6,650,000 Common Shares (66,500,000 Common Shares on a pre-Share Consolidation basis) at a price of C$9.00 (C$ 0.90 on a pre-Share Consolidation basis) per share and by paying $10 million in cash, with a further $10 million deferred pursuant to a deferred payment agreement between the Corporation and Yamana (the “Deferred Payment”). The Deferred Payment of $10 million has a two-year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the Deferred Payment and interest thereon is convertible, at any time, at the option of Yamana into Common Shares at a price of C$9.00 per share.
On May 22, 2020 the Corporation changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. In connection with the RTO, Nomad graduated from the TSXV to the TSX. The Common Shares commenced trading on the TSX on May 29, 2020 under the symbol “NSR”.
In connection with the vend-in transactions with the Orion Group and the Yamana Group, the Corporation, the Orion Group and Yamana entered into an investor rights agreement (the “Investor Rights Agreement”) dated May 27, 2020, pursuant to which the Orion Group, Yamana and the Corporation agreed, among other things, that:

•the Orion Group is subject to a twelve-month lockup period in respect of its Common Shares and Yamana is subject to a similar six-month lockup period in respect of its Common Shares;
•for so long as the Orion Group holds at least 50% of the issued and outstanding Common Shares, it has the right to nominate for election 50% (rounded up to the nearest whole number) of the directors of the Corporation, provided that, the foregoing right will be reduced proportionately in increments of 10% commensurate with the Orion Group’s ownership, subject to the condition that the Orion Group must hold at least 10% of the Common Shares in order to have the right to propose nominees for election as directors;
•for so long as the Orion Group holds at least 50% of the issued and outstanding Common Shares, the Corporation may not increase the size of the board of directors of the Corporation above seven members without the prior written consent of the Orion Group;
•for so long as Yamana holds at least 10% of the issued and outstanding Common Shares, it has the right to propose one nominee for election as a director of the Corporation; and
•each of Yamana and the Orion Group have a participation right, for so long as each holds at least 10% of the issued and outstanding Common Shares, to maintain their respective percentage shareholding interest in the Corporation at the time of any financing by the Corporation, whether public or private. The foregoing right does not apply in the event of an issuance of Common Shares by the Corporation (a) upon the exercise of stock options or other incentive securities, (b) upon the conversion of outstanding convertible securities of the Corporation, (c) in connection with or pursuant to any merger, business combination, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party by the Corporation, (d) issued pursuant to a rights offering that is offered to all of the Corporation’s shareholders, or (e) upon or resulting from a subdivision of the Common Shares (by a split of Common Shares or otherwise), payment of stock dividend, or any other recapitalization or reorganization transaction.
The Orion Group nominated Istvan Zollei and Matthew Gollat to be its director nominees and Yamana nominated Gerardo Fernandez to be its director nominee, both pursuant to the Investor Rights Agreement and upon the closing of the vend-in transactions with the Orion Group and the Yamana Group, Messrs. Zollei, Gollat and Fernandez were appointed to the Board, which was comprised of seven members at the closing of the RTO. In order to allow the Orion Group to exercise its nomination right in full as described above, the Investor Rights Agreement provides the Orion Group with the right to request that the size of the Board be increased to up to nine members. Furthermore, the Investor Rights Agreement provides the Orion Group with the right to cause the Corporation to reduce the number of management directors on the Board from two, as is currently the case, to one, provided that the Orion Group holds at least 50% of the issued and outstanding Common Shares and the Orion Group has caused the size of the Board to be increased to nine members. As a result of the foregoing, the Orion Group will be entitled to nominate five of the nine members of the Board if the size of the Board is increased from seven to nine members.
Following the completion of the RTO, the Board was composed of the following persons: Vincent Metcalfe, Robin Weisman, Istvan Zollei, Gerardo Fernandez, Jamie Porter, Matthew Gollat and Joseph de la Plante.
Concurrent Private Placement
In connection with the RTO, the Corporation completed an offering of subscriptions receipts for aggregate gross proceeds of up to C$13.3 million. A portion of the proceeds from the private placement was used to fund the cash component of the consideration payable to the Yamana Group. Upon completion of the vend-in transactions with the Orion Group and the Yamana Group, each subscription receipt was automatically exchanged for one Common Share.

Acquisition of the Troilus Gold Royalty
On July 31, 2020, Nomad completed the acquisition from a private vendor of an existing NSR royalty on the Troilus Gold Project. Consideration consisted of $1.9 million (C$2.5 million) in cash and 576,923 units of the Corporation (5,769,231 units pre-Share Consolidation basis), each comprised of one common share and one-half of one common share purchase warrant.
Continuation of OMF SO & OMF (Mg)
On August 11, 2020, the wholly-owned subsidiaries of the Corporation, OMF SO and OMF (Mg), were continued from the Companies Law (Cayman Islands) into the CBCA.
New Revolving Credit Facility
On August 17, 2020, the Corporation entered into a credit agreement with the Bank of Nova Scotia, Canadian Imperial Bank of Commerce, and the Royal Bank of Canada for a $50 million revolving credit facility with an option to increase to $75 million (the “Credit Facility”), subject to the satisfaction of certain conditions. The Credit Facility is secured by all of the Corporation’s assets and has an 18-month term, extendable upon mutual agreement between the parties to the Credit Facility. See “Amendment to the Credit Facility” below.
Adoption of an Annual Dividend Policy
On August 26, 2020, the Corporation announced that the Board adopted an annual dividend policy for the Corporation of C$0.02 (C$0.20 post-Share Consolidation basis) per Common Share, payable quarterly. The first quarterly dividend of C$0.005 (C$0.05 on a post-Share Consolidation basis) per Common Share was payable on October 15, 2020 to Nomad shareholders of record as of the close of business on September 30, 2020.
Addition to the Board
On August 24, 2020, the Orion Group consented pursuant to the Investor Rights Agreement to increasing the size of the Board from seven members to eight members.
On August 27, 2020, Susan Kudzman was appointed as a director of the Corporation. Ms. Kudzman is a director nominee of the Orion Group pursuant to the Investor Rights Agreement.
Acquisition of the Moss Gold Royalty
On September 28, 2020, the Corporation closed its acquisition of all of the outstanding shares of Valkyrie, a private royalty company, that owns an NSR royalty on the Moss Gold Mine located in Arizona, United States. Consideration consisted of 739,997 Common Shares (7,399,970 Common Shares on a pre-Share Consolidation basis) of the Corporation.
Filing of Base Shelf Prospectus
On September 30, 2020, the Corporation filed a short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada, pursuant to which the Corporation is allowed to make offerings of Common Shares, Preference Shares, subscription receipts, warrants, debt securities, units or any combination thereof, up to a maximum of $300 million during the 25-month period in which the Shelf Prospectus is effective.
Acquisition of Coral
On November 19, 2020, the Corporation acquired all of the issued and outstanding common shares of Coral pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia). Coral shareholders received, for each common share of Coral held, consideration consisting of C$0.05 in cash and 0.80 of a unit of the Corporation.

Each whole unit was comprised of one Common Share and one-half of one Common Share purchase warrant of the Corporation (the “November 2020 Warrants”). As a result of the acquisition of Coral, the common shares of Coral have been delisted from the TSXV as of the close of business on November 20, 2020 and Coral ceased shortly after to be a reporting issuer in every province of Canada in which it was a reporting issuer. The November 2020 Warrants were listed for trading on the TSX under the symbol “NSR.WT” at the opening of trading on November 26, 2020.
Pursuant to the acquisition of Coral, the Corporation paid to Coral shareholders an aggregate of $1.9 million (C$2.5 million) in cash, issued 3,999,425 Common Shares (39,994,252 Common Shares on a pre-Share Consolidation basis) and 19,997,118 November 2020 Warrants. As a results of the Share Consolidation, ten November 2020 Warrants are required to purchase one Common Share.
Prior to the completion of the arrangement of Coral, the Coral common shares were registered pursuant to Section 12(g) of the Exchange Act. Upon effectiveness of the arrangement, the common shares of Nomad were deemed registered under Section 12(g) of the Exchange Act, with Nomad deemed to be a successor issuer to Coral pursuant to Rule 12g-3(a) under the Exchange Act. As such, Nomad has become a successor issuer to Coral pursuant to Rule 12g-3(a) under the Exchange Act and is now a reporting issuer in the United States.
Filing of Prospectus Supplement and Secondary Bought Deal Offering of Yamana Common Shares
On December 7, 2020, the Corporation filed a prospectus supplement qualifying the distribution of 2,275,000 Common Shares (22,750,000 Common Shares on a pre-Share Consolidation basis) (the “Offered Shares”) to be sold by Yamana at a price of C$11.00 (C$1.10 on a pre-Share Consolidation basis) per Common Share by way of Secondary Offering (as defined below).
On December 11, 2020, the Corporation and Yamana completed a public offering of the Offered Shares held by Yamana for gross proceeds to Yamana of C$25,025,000 (the “Secondary Offering”). The net proceeds of the Secondary Offering were paid directly to Yamana, and the Corporation did not receive any proceeds from the Secondary Offering.
Prior to the completion of the Secondary Offering, Yamana owned 6,650,000 Common Shares (66,500,000 Common Shares on a pre-Share Consolidation basis), representing approximately 11.78% of the then-issued and outstanding Common Shares, excluding the Common Shares that could potentially be issued upon the conversion of the Deferred Payment. Following the completion of the Secondary Offering, Yamana’s ownership of the Corporation was 4,375,000 Common Shares (43,750,000 Common Shares on a pre-Share Consolidation basis), representing approximately 7.75% of the then-issued and outstanding Common Shares, excluding the Common Shares that could potentially be issued upon the conversion of the Deferred Payment.
Acquisition of the Blackwater Gold Royalty
On December 23, 2020, the Corporation completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project, a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. The Corporation satisfied the first tranche of the purchase price payable to private vendors by issuing an aggregate of 79,185 Common Shares and by paying an aggregate amount of $0.9 million in cash. On January 11, 2021, the Corporation satisfied the second and last tranche of the purchase price by issuing an aggregate of 79,185 Common Shares and by paying and aggregate amount of $0.9 million in cash to the vendors.
Declaration of a Dividend
On February 19, 2021, the Board declared a quarterly dividend of C$0.05 per Common Share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Amendments to the Mercedes and South Arturo Silver Stream
On April 7, 2021, Equinox Gold and Premier Gold completed the friendly acquisition of Premier Gold by Equinox Gold and the spin out of the South Arturo Mine to i-80, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Corporation amended its Mercedes and South Arturo Silver Stream. The Corporation entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox Gold in respect of the Mercedes Mine and entered into a new purchase and sale agreement (silver) with i-80 with respect of the South Arturo Mine. Concurrently with the completion of the amendments, the Premier Gold Prepay Loan with Premier Gold was terminated. On October 14, 2021, i-80 assigned its interest in the South Arturo Mine and the South Arturo Silver Stream to Nevada Gold Mines, LLC, and in connection therewith, the Corporation entered into an amended and restated purchase and sale agreement (silver) with Nevada Gold Mines, LLC.
Normal Course Issuer Bid
On April, 29, 2021, the Corporation commenced a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 1,555,005 Common Shares, representing approximately 10% of the public float (as defined in the TSX Company Manual) and approximately 2.75% of the issued and outstanding Common Shares as of April 15, 2021. Purchases of Common Shares under the NCIB may be made through the facilities of the TSX and alternative trading systems in Canada by means of open market transactions. As of the date hereof, the Corporation has not purchased any Common Shares under the NCIB. The Corporation is prohibited from making purchases of Common Shares under the NCIB while sales of Common Shares are being made under the Corporation’s ATM Program as described below.
Declaration of a Dividend
On May 10, 2021, the Board declared a quarterly dividend of C$0.05 per Common Share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.
Acquisition of an Indirect Interest in a Royalty on the Caserones Mine in Chile
On May 13, 2021, the Corporation entered into an agreement with Appian Capital Chile SpA, a subsidiary of the Appian Natural Resources Funds, to acquire an indirect interest in a 0.28% NSR royalty on the producing Caserones Mine for cash consideration of $23 million as well as the issuance of common share purchase warrants of the Corporation, entitling the holder thereof to acquire up to 200,000 Common Shares (on a post-Share Consolidation basis) at a price of $10.85 (on a post-Share Consolidation basis) per Common Share until May 13, 2024 (the “May 2021 Warrants”). As part of this transaction, the Corporation acquired shares (the “CMC Shares”) representing a 30% ownership interest in Compania Minera Caserones, which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine. The transfer of the CMC Shares to the Corporation became effective on May 24, 2021, following the registration of CMC Shares in the shareholders’ registry of the Custodian of Mines of Santiago, Chile.
On August 31, 2021, the Corporation acquired an additional 37.5% ownership interest in Compania Minera Caserones for cash consideration of $27.3 million. As a results of this acquisition of a 37.5% ownership interest in addition to the 30% ownership interest acquired in May 2021 the Corporation now owns a total ownership interest of 67.5% in Compania Minera Caserones.
Share Consolidation
On May 31, 2021, the Corporation completed the Share Consolidation.

At-the-Market Equity Program
On June 22, 2021, the Corporation established an at-the-market equity program (the “ATM Program”) allowing the Corporation to issue and sell up to $50 million Common Shares to the public from time to time at the Corporation’s sole discretion and at the prevailing market price. Sales of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated June 22, 2021 with a syndicate of agents led by Cormark Securities Inc. To date, the Corporation has not utilized or sold any Common Shares under the ATM Program.
NYSE Listing
The Common Shares commenced trading on the NYSE on August 31, 2021 under the symbol “NSR”.
Amendment to the Credit Facility
On September 14, 2021, the Corporation amended its Credit Facility increasing the amount from $50 million to $125 million with the option to increase by $25 million(the “Amended and Restated Credit Facility”), the option subject to satisfaction of certain conditions. The Amended and Restated Credit Facility is secured by all of the Corporation’s assets and has a four-year term, extendable through mutual agreement between the Corporation and the lenders. Drawn funds bear interest at a US base rate or LIBOR (or a successor rate when the LIBOR will no longer be available) plus applicable margins between 2.25% and 4.00% depending on the Corporation’s leverage ratio.
Gold Stream Transaction with Orion on its interest in the Greenstone Project
On October 29, 2021, the Corporation announced that it had entered into a gold purchase agreement (the “Greenstone Gold Purchase Agreement”) with a subsidiary of Orion Mine Finance (“Orion”) with respect to its 40% interest in GGM, the owner and operator of the Greenstone Gold project located in Ontario, Canada. Pursuant to the Greenstone Gold Purchase Agreement, Nomad will be required to make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the gold stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30.00 per ounce of gold delivered to Nomad. On December 15, 2021, the Corporation announced the closing of the first deposit of $13.3 million pursuant to the Greenstone Gold Purchase Agreement.
Declaration of Quarterly Dividend
On November 3, 2021, the Corporation declared a dividend of C$0.05 per Common Shares to be paid on January 14, 2022 to Nomad’s shareholders of record as of the close of business on December 31, 2021.
Implementation of a Dividend Reinvestment Plan
On November 9, 2021, the Corporation announced that it had implemented a dividend reinvestment plan (the “DRIP”) for shareholders who are residents of Canada, the United States, Bermuda and Cayman Islands. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the Plan.
Gold Stream Transaction with Ivanplats (Pty) Ltd. on the Platreef palladium rhodium-platinum-nickel-copper-gold project
On December 8, 2021, the Corporation announced that it had entered into a gold purchase agreement (the “Platreef Gold Purchase Agreement”) with Ivanplats (Pty) Ltd. (“Ivanplats”) which is 64% owned by Ivanhoe Mines Ltd., and is the owner of the tier-one Platreef palladium rhodium-platinum-nickel-copper-gold project located in Limpopo, South Africa (the “Platreef Project”). Pursuant to the Platreef Gold Purchase Agreement, the Corporation will provide $75 million in gold stream funding to Ivanplats as part of a $200 million gold stream co-investment with Orion, of which $50 million ($18.75 million attributable to Nomad) was required to be paid in the last quarter of 2021 as first deposit and $150 million ($56.25 million attributable to Nomad) is expected to be paid in the second half of 2022. On December 16, 2021, the Corporation closed the first deposit pursuant to the Platreef Gold Purchase Agreement.
Continuation of Coral and Valkyrie
On December 15, 2021, the wholly-owned subsidiaries of the Corporation, Coral and Valkyrie, were continued from the Business Corporations Act (British Columbia) into the CBCA.
Significant Acquisitions
In the most recently completed financial year, there were no significant acquisitions for which the Corporation was required to file a business acquisition report (BAR) under NI 51-102.
Subsequent Events to December 31, 2021
On January 1, 2022, the Corporation completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, Coral, OMF SO, OMF (Mg) and Valkyrie. Following this merger, the Corporation has two wholly-owned subsidiaries, Coral Resources, Inc. and Citation Minerals Inc., which is an inactive subsidiary, and a 67.5% ownership interest in Compania Minera Caserones.
On January 11, 2022, the Corporation entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, and including Cormark Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Haywood Securities Inc., iA Private Wealth Inc., Raymond James Ltd. and Stifel Nicolaus Canada Inc., pursuant to which the Underwriters agreed to buy on a bought deal basis 4,400,000 Common Shares, at a price of C$9.10 per Common Share for gross proceeds to the Corporation of approximately C$40 million (the “Offering”). Nomad granted to the Underwriters an over-allotment option, exercisable at the Offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the offering to cover over-allotments, if any. On January 20, 2022, the Corporation completed the Offering, at which it issued an aggregate of 4,675,000 Common Shares, including 275,000 Common Shares issued upon partial exercise of the over-allotment option by the underwriters, at a price of C$9.10 per Common Share, for gross proceeds to the Corporation of approximately C$42.5 million.
On January 21, 2022, the Corporation completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada (the “Maritime Portfolio”) pursuant to an asset purchase agreement entered into with Maritime Resources Corp. on December 6, 2021. The purchase price was satisfied with a cash payment of $0.7 million and by the issuance of 96,818 Common Shares of the Corporation to a wholly-owned subsidiary of Maritime Resources Corp.
On February 17, 2022, DEVELOP announced it has agreed to acquire Heron, the owner of the Woodlawn Mine for an upfront consideration of A$30 million ($22 million) and success-driven milestone-related payments of up to A$70 million ($50 million). DEVELOP has entered into binding cooperation deeds with the Corporation and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement (the “DOCA”) proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. In connection with the acquisition of Heron by DEVELOP, the Lead Marketing Fee Agreement will be terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine will remain in place, subject to the following amendments, amongst others:
•The aggregate amount of silver to be delivered to the Corporation will be capped at A$27 million ($19.4 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million ($7.2 million); and

•The obligations of Heron under the Woodlawn Silver Stream will no longer be secured.
On February 18, 2022, the Board declared a quarterly dividend of C$0.05 per Common Share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.
DESCRIPTION OF BUSINESS
Description of the Business
Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other assets, of which eight are on currently producing mines. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
Royalty and Streaming Business
A royalty is a payment to a royalty holder by an operator or owner of a property and is typically based on a percentage of the minerals produced or the revenues or profits generated from the property. In a stream, the holder makes an upfront deposit and ongoing payments in exchange for an amount of specified metals (often a by-product of the mine) determined with reference to metals produced from a mine, at a pre-agreed price or percentage of market price. Stream interests and, typically, royalty interests, are established through a contract between the holder and the property owner. Royalties and streams are not typically working interests in a property and, therefore, the holder is generally not responsible for contributing additional funds for any purpose, including operating or capital costs or environmental or reclamation liabilities.
Stream interests and royalty interests, which are revenue-based as opposed to profit-based, have limited exposure to operating and capital costs incurred at the operating level. However, the holders share in the upside provided by exploration success, mine life extensions and operational expansions. A royalty and streaming business model facilitates greater diversification than is typical for mining companies. Royalty and streaming companies generally hold a portfolio of assets (often diversified by mine, jurisdiction or commodity), whereas mining companies generally are dependent on only one or a few key mines. The strength of the streaming and royalty business model relative to alternative precious metals investment vehicles has been demonstrated by the equity performance of peer companies across multiple gold price cycles.
Business Model and Strategy
Nomad seeks to acquire other metal purchase agreements and royalties from companies which have advanced stage development projects or operating mines and does not operate mines or develop/explore projects. In return for making a one-time upfront payment to acquire a precious metal streams or royalties, Nomad receives the right to purchase precious metals at a fixed price per unit, a percentage of a mine’s production for the operating life of the asset or a fixed percentage of the NSRs from a mine’s sales of produced metals. Nomad focuses on precious metal streams and royalties on mines with low production costs, significant exploration potential and strong management teams. Nomad targets investments in the Americas, Australia and Africa; however, Nomad pursues assets globally for appropriate risk-adjusted returns where it can ensure adequate protections and where the asset quality justifies it. Nomad also focuses on investing in mines and projects where ESG issues are believed to be well-managed by its counterparties. Nomad uses a differentiated approach to assessing new investment opportunities, supplementing its team with highly-specific third-party experts drawn from an extensive global network. The expertise employed and focus on diligence is tailored for each investment. Nomad’s due diligence process includes an assessment of its counterparties’ environmental and local stakeholder management, as good management of these matters promotes the long-term prosperity of operations for all stakeholders. Nomad expects to operate with a lean core team of professionals in order to maintain low overhead costs in pursuit of its growth-oriented strategy.

The Corporation’s Assets
Summary of Principal Royalties, Streams and Other Interests
As at December 31 2021, the portfolio consists of 22 assets comprised of 13 royalties, 7 streams and 2 other assets, of which six are on currently producing mines.
Portfolio by Asset Stage

Asset Stage	Royalties	Streams	Other Interest	Total Number of Assets
Producing	4(1)	4	—	8
Development (construction)	3	3(2)	2(2)	7
Exploration and Evaluation	6	—	—	6
Total	13	7	2	22
____________________
(1)One of these NSR royalties is on a producing mine for which the minimum production threshold has not yet been reached in order for Nomad to receive royalty payment.
(2)Includes one asset (the Woodlawn Mine) on a project which is currently on care and maintenance. See “Description of Business – History of the Corporation - Subsequent Events to December 31, 2021”.
Summary of Assets

A GROWING GLOBAL PORTFOLIO
STRONG & DIVERSIFIED OPERATORS

- PRODUCTION
- CONSTRUCTION
- DEVELOPMENT

NEWLY ADDED OPERATORS

IVANHOE MINES

BARRICK

GREENSTONE GOLD MINES
AN EQUINOX GOLD / ORION JOINT VENTURE

JX Nippon Mining & Metals

EQUINOX GOLD

lundin mining

allied

Mineros
por el bienestar de todos

ELEVATION GOLD

ARTEMIS GOLD INC

TROILUS

BLYVOOR GOLD

Heron Resources Limited

Description of the Assets
Blackwater Gold Royalty – British Columbia, Canada – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from a specific mineral tenure which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold.
The Mineral Resource and Mineral Reserve estimates for the Blackwater Gold Project reported as at May 5, 2020 and August 26, 2020, respectively, are listed in the table below:
Blackwater Gold Project Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	427,123	0.65	5.5	8,905	75,802
Indicated	169,642	0.51	8.5	2,766	46,578
Measured & Indicated	596,765	0.61	6.4	11,672	122,381
Inferred	16,935	0.45	12.8	246	6,953
____________________
•Source: Blackwater Project Report.
•Mineral Resources have an effective date of May 5, 2020.
•The following assumptions have been made in estimating Mineral Resources:
▪Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.
▪Mineral Resources are reported inclusive of Mineral Reserves.
▪Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪The Mineral Resource has been confined by a “reasonable prospects of eventual economic extraction” pit using the following assumptions: $2,000/oz. Au and $21.43/oz Ag at a currency exchange rate of $0.75 per C$1.00; 99.9% payable Au; 95.0% payable Ag; $8.50/oz Au and $0.25/oz Ag offsite costs (refining, transport and insurance); a 1.5% NSR royalty; and uses a 93% metallurgical recovery for gold and 55% recovery for silver. Pit slope angles are assumed at 40º.
▪The AuEq values were calculated using $1,400/oz Au, $15/oz Ag, a gold metallurgical recovery of 93%, silver metallurgical recovery of 55%, and mining smelter terms for the following equation: AuEq = Au g/t + (Ag g/t x 0.006).
▪The specific gravity of the deposit has been determined by lithology as being between 2.6 and 2.74.
▪Numbers may not add due to rounding.
▪Nomad Royalty owns a 0.21% NSR on mineral tenure 515809 which covers a portion of the Blackwater Gold Project and the higher-grade starter pit.
•See “Cautionary Statement Regarding Third Party Information”.

Blackwater Gold Project Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz)	Contained Silver (Moz)
Proven	325	0.74	5.8	7.8	60.4
Probable	9.2	0.80	5.8	0.2	1.7
Proven & Probable	334	0.75	5.8	8.0	62.2
____________________
•Source: Blackwater Project Report.
•Information Mineral Reserves have an effective date of September 10, 2021.
•The following assumptions have been made in estimating Mineral Reserves:
•Mineral Reserves are based on the 2021 Feasibility Study life of mine plan.
•Mineral Reserves are mined tonnes and grade; the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors such as loss and dilution.
•Mineral Reserves are reported at an NSR cut-off of C$13.00/t. The NSR cut-off covers processing costs of C$9.00/t, administrative (G&A) costs of C$2.50/t and stockpile rehandle costs of C$1.50/t.
•NSR cut-off assumes US$1,400/oz Au and US$15/oz Ag at a currency exchange rate of 0.75 US$ per C$; 99.9% payable gold; 95.0% payable silver; US$8.50/oz. Au and US$0.25/oz Ag offsite costs (refining, transport and insurance); a 1.5% NSR royalty; and uses a 93% metallurgical recovery for gold and 55% recovery for silver.
•The AuEq values were calculated using the same parameters as NSR listed above, resulting in the following equation: AuEq = Au g/t + (Ag g/t x 0.006).
•Numbers have been rounded as required by reporting guidelines.
•See “Cautionary Statement Regarding Third Party Information”.

Blyvoor Gold Stream – Witwatersrand Gold Belt, South Africa - Blyvoor Gold (Pty) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold, and is currently ramping-up its operations.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•Pursuant to the terms of the Blyvoor Stream, the Corporation, as purchaser, prepaid an amount of $37 million to Blyvoor Capital, as seller, to purchase such amount of refined gold to be produced at the Blyvoor Gold Mine, as set forth below, with the proceeds of the prepayment being used to fund the final construction of the mine and the re-entry into service of the mine:
▪for the first 300 koz of gold delivered under the stream, a 10% gold stream on the first 160 koz of gold produced within a calendar year, then a 5% stream on any additional gold produced within the calendar year;
▪following delivery of the first 300 koz of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100 koz of gold produced in each calendar year; and
▪the gold production at the Blyvoor Gold Mine is subject to an ongoing payment at the price of $572/oz.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
The Mineral Resource and Mineral Reserve estimates for the Blyvoor Gold Mine reported as at March 1, 2021, are listed in the table below:

Blyvoor Gold Mine Mineral Resources Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Measured	41.95	7.30	9.85
Indicated	8.13	5.84	1.53
Measured & Indicated	50.08	7.06	11.37
Inferred	79.77	4.40	11.29
____________________
•Source: The Blyvoor Report.
•Mineral Resources have an effective date of March 1, 2021. Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, Director of Minxcon is the qualified person for this mineral resource statement as defined by NI 43-101.
•Notes:
▪Mineral Resources stated at an average gold price of US$1,650/oz and an average exchange rate of ZAR/US$16.00.
▪Resources are inclusive of Reserves
▪Mineral Resources are reported at a 300 cm.g/t (2.56 g/t over 117 cm stoping width equivalent) pay limit.
▪Depletions have been applied.
▪Boundary pillars have been excluded from the Mineral Resources, reported inclusive of internal pillars and shaft pillars.
▪A geological loss of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources has been applied.
▪All Mineral Resources are 100% attributable to the Corporation and occur within the mining right perimeter.

Blyvoor Gold Mine Mineral Reserves Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Proven	5.20	8.85	1.48
Probable	13.64	9.18	4.02
Proven & Probable	18.84	9.09	5.50
____________________
•Source: The Blyvoor Report.
•Mineral Reserves have an effective date of March 1, 2021. Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, Director of Minxcon is the qualified person for this mineral reserve statement as defined by NI 43-101.
•Notes:
▪Mineral Reserves stated at an average gold price of US$1,535/oz and an average exchange rate of ZAR/US$17.00.
▪Mineral Reserves are reported at a 479 cm g/t cut-off grade applied.
▪Minimum remnant area of 1,000 m² applied.
▪Mining extraction of 80% applied to all remnants.
▪Pillar provision of 10% applied.
▪Stope width is the average SBM mining cut over a 160 cm mining width.
▪Stope content has been calculated using the stope grade and average SBM mining cut.
▪The Mineral Reserves are at 100% attributable to the Corporation.

Bonikro Gold Stream – Hiré, Côte d’Ivoire – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream interest on the Bonikro Gold Mine, located in Hiré, Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. The Bonikro Gold Mine consists of two primary areas, namely Bonikro (37 km2 mining licence) and Hiré (195 km2 mining licence). A third area, Dougbafla, is in the process of being converted from an exploration licence to a mining licence. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.
Allied Gold Corp. informed Nomad that it has been producing from various pits at Bonikro Gold Mine. Production in the last quarters was focused on the Hire pits, while Bonikro-PB5 development activities were also initiated, with mine equipment being received, site preparation and dewatering ongoing and stripping activities having commenced.
The following is a summary of the material terms of the Bonikro Gold Stream:
•Pursuant to the terms of the Bonikro Stream, the Corporation prepaid an amount of $20 million to the sellers under the Bonikro Stream, to purchase such amount of refined gold to be produced at the Bonikro Gold Mine, as set forth below:

▪initially, 6% in respect of each lot, until both (i) 650,000 ounces of refined gold have been out-turned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
▪thereafter, 3.5% in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been out-turned; and (ii) 61,750 ounces of refined gold have been delivered;
▪thereafter, 2% in respect of each lot; and
▪subject to an ongoing payment at the lesser of the $400/oz and the gold market price on the business day immediately preceding the date of delivery.
The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019, subject to certain permitted encumbrances and an intercreditor agreement.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Corporation has been receiving physical delivery of gold.
Caserones Copper Royalty – Chile - Minera Lumina Copper Chile
The Caserones Mine is owned and operated by Lumina, which is indirectly owned by JX Nippon Mining & Metals Corporation. The Caserones Mine consists of an open pit mining operation, with a plant to produce copper and molybdenum concentrates from primary sulfides, and a solvent extraction and electro winning plant (SX-EW) to produce copper cathodes with oxide ore processing, mixed and secondary sulfides. The Caserones Mine is located in the Atacama region of Chile and has over 5 years of operational history with a current estimated mine life of 19 years. The Caserones Mine is located 15 km west of the international border with Argentina and 162 km southeast of the city of Copiapó (the capital of the Atacama region) at an elevation of approximately 4,000m above sea level.
In 2020, the Caserones Mine produced 127kt Cu and 2,453t of Mo with expected life of mine average annual payable copper equivalent production of approximately 147kt. The Caserones Mine benefits from a significant historical investment of $4.2 billion and well established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long term.
On September 5, 2021, Lumina and its employees' union conjointly announced the approval and ratification of a new collective agreement valid for 36 months. Additionally, on October 26, 2021, Lumina and its supervisors' union reached an agreement for an early collective bargaining, the process allowed for the signing of a new collective agreement that will be in force for 36 months.
The Corporation owns an ownership interest of 67.5% in Compania Minera Caserones, which holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine.
Greenstone Gold Stream – Ontario Canada - Greenstone Gold Mines LP (40%)
The Greenstone Gold Stream is a gold stream interest on the Greenstone Gold Project located in Ontario, Canada. The Greenstone Gold Project is owned and operated by GGM and proposes to mine the Hardrock deposit as an open pit over a life of mine of approximately 15 years. Project infrastructure will include a process plant operating 365 days per year and a mill with throughput averaging 27,000 tonnes per day. GGM is owned indirectly by Equinox Gold (60%) and by Orion (40%).
The following is a summary of the material terms of the Greenstone Gold Stream:
•For the first 120,333 ounces of gold delivered under the stream, a 5.938% gold stream on the gold production attributed to Orion’s 40% interest in GGM;

•thereafter, a 3.958% gold stream on the gold production attributed to Orion’s 40% interest in GGM for the remaining life of mine; and
•subject to an ongoing payment of 20% of the prevailing gold market price for each ounce of gold acquired and to an ongoing payment to GGM of $30 per ounce of gold delivered to support environmental, social and governance programs implemented by GGM at the Greenstone Gold Project.
The Greenstone Gold Project is ramping up to full-scale construction, and first gold is scheduled for the first half of 2024. The development is well advanced with 85% of the project engineering completed. Additionally, the project leadership team and temporary workforce camp are in place. Phase 1 road building and tree clearing has been completed, allowing to start the tailings facility works.
Greenstone Gold Project Mineral Resources Statement
The Mineral Resource and Mineral Reserve estimates for the Greenstone Project reported as at September 4, 2019, are listed in the table below. The Greenstone Gold Stream relates only to the 40% Mineral Resource and Mineral Reserve estimates attributable to Orion.

Category		Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (oz)
Indicated	In-Pit	5,972	1.21	231,400
	Underground	9,792	3.93	1,237,400
	Total	15,764	2.90	1,468,800
Inferred	In-Pit	356	1.14	13,100
	Underground	24,593	3.87	3,059,100
	Total	24,949	3.83	3,072,200
____________________
•Source: The annual Information form of Equinox Gold for the year ended December 31, 2021 dated as a March 24, 2022.
•Notes:
▪The effective date of the estimate is September 4, 2019;
▪These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability;
▪Mineral Resources are exclusive of Mineral Reserves;
▪In-Pit results are presented undiluted within a merged surface of the pit optimization shell 24 and the 2019 pit design, using a USD 1,250 gold price and a revenue factor 0.78;
▪Whittle parameters: Reference mining cost: C$1.98/t, Incremental bench cost ($/10 m bench): C$0.033, Milling cost: C$7.54/t, Royalty: 4.4%, G&A: C$1.59/t, Sustaining capital: C$0.70/t, Gold price: C$1,625/oz, Milling recovery: 91.1%;
▪Ounce (troy) = Metric Tonnes x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t);
▪The number of metric tonnes was rounded to the nearest thousand and ounces was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in NI 43-101;
▪The responsible qualified persons are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the MRE.
▪2014 CIM definitions were followed for Mineral Resources.
•See “Cautionary Statement Regarding Third Party Information”.

Greenstone Gold Project Mineral Reserves Statement

Category	Diluted Ore Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Proven	5,263	1.28	232
Probable	129,700	1.27	5,307
Proven & Probable	135,323	1.27	5,539
____________________
•Source: The annual Information form of Equinox Gold for the year ended December 31, 2021 dated as a March 24, 2022.
•Notes:
▪2014 CIM definitions were followed for Mineral Reserves;
▪Effective date of the estimate is August 8, 2019;
▪Mineral Reserves are estimated at a cut-off grade of 0.35 g Au/t;
▪Mineral Reserves are estimated using a long-term gold price of US$1,250/oz and an exchange rate of C$1.00 = US$1.30;
▪A minimum mining width of 5 m was used;
▪Bulk density of ore is variable but averages 2.78 t/m3;
▪The average strip ratio is 5.10:1;
▪Dilution factor is 17.2%;
▪Numbers may not add due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Gualcamayo Gold Royalty and DCP Commercial Production Payment – San Juan, Argentina – Mineros S.A.
The Gualcamayo Gold Royalty is an NSR Royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. The oxides component of the Gualcamayo Mine has been in production since 2009 and has produced a total of approximately 71 Mt at 0.93 g/t Au from its open pit operations and 5.3 Mt at 2.22 g/t Au from its underground operations as of June 30, 2021, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated September 15, 2021 with an effective date of June 30, 2021, prepared for Mineros. The DCP component of the mine consists of a mineral resource located mainly to the west at the depth of the current mining operations.
On September 16, 2021, Mineros S.A. filed updated 43-101 technical report for the Gualcamayo Property in Argentina, including updated Mineral Reserves and Mineral Resources estimates effective June 30, 2021. This latest technical report states that the current LOM plan is for 1.5 years of mining and mill feed. Mineros intends to expand the current Mineral Reserves and further develop the DCP as an underground mine. The DCP accounts for a significant portion of the Gualcamayo Property Mineral Resources but is currently not amenable to the existing process. Mineros proposes to complete an internal pre-feasibility study (PFS) to evaluate processing alternatives for the DCP.
The details of the Gualcamayo Gold Royalty and DCP Commercial Production Payment are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP Commercial Production Payment of $30 million upon commencement of DCP Commercial Production.

Gualcamayo Property Mineral Resources Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Measured	12,131	0.90	352
Indicated	14,184	2.81	1,282
Measured & Indicated	26,316	1.93	1,635
Inferred	16,099	2.29	1,183
____________________
•Source: NI 43-101 Technical report dated September 15, 2021, and titled: “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina Report for NI 43-101”, a copy of which is available on Mineros S.A.’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of June 30, 2021.
•Notes:
▪CIM (2014) definitions were followed for Mineral Resources.
▪Mineral Resources are estimated at cut-off grades between 0.20 g/t Au and 0.40 g/t Au for open pit and between 0.63 g/t Au and 1.85 g/t Au for underground.
▪Open pit Mineral Resources are constrained within Whittle optimized pit shells.
▪Mineral Resources are estimated using a long term gold price of US$1,700/oz Au.
▪Bulk densities range between 2.47 t/m3 and 3.01 t/m3 depending on the rock type.
▪Mineral Resources are exclusive of Mineral Reserves.
▪Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪Numbers may not add due to rounding.

Gualcamayo Property Mineral Reserves Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Proven	2,845	1.55	142
Probable	440	2.29	32
Proven & Probable	3,285	1.65	174
____________________
•Source: NI 43-101 Technical report dated September 15, 2021, and titled: “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina Report for NI 43-101”, a copy of which is available on Mineros S.A.’s SEDAR profile at www.sedar.com.
•Mineral Reserves have an effective date of June 30, 2021.
•Notes:
▪CIM (2014) definitions were followed for Mineral Reserves.
▪Mineral Reserves are estimated using drill hole and sample data and depleted for production through June 30, 2021.
▪Open pit Mineral Reserves are based on mine designs carried out on an updated resource model, applying a dilution and mining recovery factor of 2% and 88%, 6% and 86%, and 5% and 91% at zero grade for the QDD Main, AIM, and Target D deposits, respectively. The following pit discard cut-off grades were applied:
a. QDD Main deposit – 0.32 g/t Au
b. Target D deposit – 0.40 g/t Au
c. AIM deposit – 0.52 g/t Au
d. Stockpiles – same cut-off grade as source material
▪Stockpile Mineral Resources are based upon surveyed volumes supplemented by production data.
▪Underground Mineral Reserves are based on mine designs carried out on an updated resource model. Stope dilution for QDD Lower and BPR was estimated through a SLC mixing model and averaged 24% and 10%, respectively. A dilution factor of 10% was applied to CE stopes and all development in ore.
▪Mining recovery for QDD Lower and BPR stopes were estimated through the SLC mixing model and averaged 91% and 51%, respectively. The mining recovery at CE averaged 82%. An extraction of 90% was applied to all development in ore.
▪A cut-off grade of 0.84 g/t Au was applied to the underground mine designs.
▪Mineral Reserves are estimated using an average long term gold price of US$1,500/oz Au and exchange rates of COP$3,650/US$1 and AR$135 /US$1.
▪Tonnes and contained gold are rounded to the nearest thousand.
▪Numbers may not add due to rounding.

Maritime Portfolio
On January 21, 2022, the Corporation completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada (the “Maritime Portfolio”) pursuant to an asset purchase agreement entered into with Maritime Resources Corp. on December 6, 2021. The Maritime Portfolio is comprised of the following assets:

Asset	Operator	Location	Royalty description	Buyback clauses
Gold Hawk Royalty	O3 Mining Inc.	Malartic, Canada	2.0% NSR	Buyback of 50% for C$1.0 million
Valdora Royalty	O3 Mining Inc.	Val d'Or, Canada	1.0% NSR	Buyback of 50% for C$0.2 million
Obalski Royalty	TomaGold Corporation	Chibougamau, Canada	1.5% NSR on the Cossette and Ramsay properties 1.0% NSR on the Obalski property and staked claims	Buyback of 1% NSR for C$1.0 million on the Cossette and Ramsay properties Buyback of 0.5% NSR for C$0.5 million on the Obalski property and staked claims
Blue Quartz Royalty	McLaren Resources Inc.	Matheson, Canada	0.5% NSR	Buyback of 50% for C$0.3 million
Scott Lake Royalty	Yorbeau Resources Inc.	Chibougamau, Canada	Advanced royalty C$1.0-$4.0 million upon feasibility and commercial production	None
Mercedes Gold & Silver Stream – Mexico – Equinox Gold
The Mercedes Gold & Silver Stream is a gold and silver stream interest on the Mercedes Mine, which is located in Mexico. The Mercedes Mine is wholly-owned and operated by Equinox Gold.
On April 7, 2021, Equinox and Premier Gold completed the friendly acquisition of Premier Gold by Equinox Gold and the spin out of the South Arturo Mine to i-80, pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario). Concurrently with the acquisition of Premier Gold, the Corporation amended its Mercedes and South Arturo Silver Stream. The Corporation entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox Gold in respect of the Mercedes Mine (i.e. the Mercedes Gold & Silver Stream) and a new purchase and sale agreement (silver) with i-80 in respect of the South Arturo Mine (i.e. the South Arturo Silver Stream).
On December 17, 2021, Equinox Gold announced that it entered into a definitive agreement to sell the Mercedes Mine to Bear Creek Mining Corporation (the “Mercedes Transaction”). The Mercedes Transaction is subject to certain regulatory approvals including approval of the Mexican Comisión Federal de Competencia Económica and other customary closing conditions. The Mercedes Transaction is expected to close in the first quarter of 2022.
Starting April 7, 2021, the new agreement relating to the Mercedes Gold & Silver Stream provides for, in addition to silver deliveries, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Corporation entering into the agreement for the Mercedes Gold & Silver Stream Agreement, the Premier Gold Prepay Loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold & Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Corporation, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Corporation.
Nomad considers the stream interests on the Mercedes Mine and Blyvoor Gold Mine to be currently its only interest in material mineral properties for the purposes of NI 43 101. Information with respect to the Mercedes Mine and Blyvoor Gold Mine has been prepared in accordance with NI 43-101 and may be reviewed under Schedule “B” – Information Concerning the Blyvoor Gold Mine and Schedule “C” – Information Concerning the Mercedes Mine to this AIF.
The following is a summary of the material terms of the Mercedes Gold & Silver Stream:
•delivery of (i) 100% of the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments described above), plus an additional 6.5% of such adjusted amount payable in refined gold;
•minimum annual delivery of 300,000 of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price for the deliveries of silver and no cash purchase price for the deliveries of gold.
The Mercedes Gold & Silver Stream is not secured.
The Mineral Resource and Mineral Reserve estimates for the Mercedes Mine reported as at December 31, 2020, are listed in the tables below:

Mercedes Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	858	4.48	36.5	124	1,005
Indicated	3,627	4.10	38.9	478	4,537
Measured & Indicated	4,485	4.17	38.4	602	4,543
Inferred	1,548	4.74	44.1	236	2,192
____________________
•Source: NI 43-101 Technical report dated June 30, 2021, and titled: “NI 43-101 Technical Report Mercedes Gold-Silver Mine Sonora State, Mexico”, a copy of which is available on Equinox Gold’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of December 31, 2020.
•Notes:
▪Mineral Resources are inclusive of Mineral Reserves.
▪Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
▪The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price =$1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
▪Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
▪The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.
•See “Cautionary Statement Regarding Third Party Information”.

Mercedes Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	381	5.5	41.3	67	507
Probable	2,224	3.6	27.2	258	1,943
Proven & Probable	2,605	3.9	29.2	325	2,450
____________________
•Source: NI 43-101 Technical report dated June 30, 2021, and titled: “NI 43-101 Technical Report Mercedes Gold-Silver Mine Sonora State, Mexico”, a copy of which is available on Equinox Gold’s SEDAR profile at www.sedar.com.
•Mineral Reserves have an effective date of December 31, 2020.
•Notes:
▪CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.
▪Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher.
▪Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.
▪Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
▪A minimum mining width of 3.5 m was used in the creation of all reserve blocks.
▪Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40 t/mᶾ for waste.
▪Numbers may not add due to rounding.
▪Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.
•See “Cautionary Statement Regarding Third Party Information”.

See “Schedule “C” – Information Concerning the Mercedes Mine to this AIF for additional details on the Mercedes Mine.
Moss Gold Royalty – Arizona, U.S.A. – Elevation Gold Mining Corporation.
The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Elevation Gold Mining Corporation (formerly Northern Vertex Mining Corp).
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;

•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
The Mineral Resource and Mineral Reserves estimates for the Moss Gold Mine reported as at July 1, 2021, are listed in the tables below:
Moss Gold Mine Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Au (g/t)	Ag (g/t)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	8,398	0.40	5.1	107.4	1,389
Indicated	30,460	0.39	4.5	382.8	4,365
Measured & Indicated	38,857	0.39	4.6	490.2	5,754
Inferred	6,562	0.35	4.5	73.8	940

____________________
•Source: NI 43-101 Technical report dated October 8, 2021, and titled: “Technical Report on the Mineral Resource and Mineral Reserve, and Mine Plan for the Moss Mine”, a copy of which is available on Elevation Gold Mining Corporation’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of July 1, 2021.
•Notes:
◦The Mineral Resource is inclusive of the Mineral Reserve.
◦Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
◦The Mineral Resource estimate was prepared by Jacob Richey, of Independent Mining Consultants Inc.
◦Mineral Resource was prepared in accordance with CIM standards.
◦Summation errors are due to rounding.
◦Metal Prices used: $1,800/oz Au, $22.00/oz Ag.
◦Metric tonnages are reported. ktonnes are 1,000 metric tonnes.
◦koz are 1,000 troy ounces.
◦g/t is gram per metric tonne.
•See “Cautionary Statement Regarding Third Party Information”.

Moss Gold Mine Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Au (g/t)	Ag (g/t)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	4,611	0.46	5.8	68.1	858.8
Probable	8,133	0.44	5.1	116.4	1,342
Proven & Probable	12,744	0.45	5.4	184.5	2,200.8

____________________
•Source: NI 43-101 Technical report dated October 8, 2021, and titled: “Technical Report on the Mineral Resource and Mineral Reserve, and Mine Plan for the Moss Mine”, a copy of which is available on Elevation Gold Mining Corporation’s SEDAR profile at www.sedar.com.
•Mineral Reserves have an effective date of July 1, 2021.
•Notes:
◦Metal Prices used for Mineral Reserves: $1525/oz Au; $18.50/oz Ag.
◦Reserves are tabulated at a 0.21 g/t gold cutoff grade.
◦The topography date used for tabulating the Reserve is 1 July 2021.
◦Metric tonnages are reported. ktonnes are 1,000 metric tonnes.
◦The Mineral Reserve estimate was prepared by Jacob Richey, of Independent Mining Consultants Inc.
◦g/t is gram per metric tonne.
◦Numbers may not add exactly due to rounding.
◦Mineral Reserve estimate was prepared in accordance with CIM standards
•See “Cautionary Statement Regarding Third Party Information”.

Platreef Gold Stream – South Africa - Ivanplats (Pty) Ltd.
The Platreef Gold Stream is a gold stream interest on the Platreef Project located in South Africa. The Platreef Project is owned and operated by Ivanplats, which is 64% owned by Ivanhoe Mines Ltd.
The following is a summary of the material terms of the Platreef Gold Stream:
•Delivery of 100% of the payable gold production from the Platreef Project (37.5% attributable to the Corporation), until a total of 350,000 ounces of refined gold have been delivered (131,250 attributable to the Corporation);
•thereafter, delivery of 80% of the payable gold production from the Platreef Project (30% attributable to the Corporation), until a total of 685,280 ounces of refined gold have been delivered (256,980 attributable to the Corporation);
•thereafter, delivery of 5% of payable gold production from the stream area as long as certain conditions are met; and
•subject to an ongoing cash purchase price equal to the lower of the market price or $100 per ounce until 685,280 ounces of refined gold have been delivered (256,980 attributable to Corporation) and an ongoing cash purchase price equal to 80% of the prevailing gold market price thereafter.
The Mineral Resource and Mineral Reserve estimates for the Platreef Project reported as at June 30, 2019, are listed in the tables below:

Platreef Project Mineral Resources Statement (100%)

		Grade				Contained Metal
Category	Tonnage (Mt)	Au (g/t)	3PE+Au (g/t)	Cu (%)	Ni (%)	Au (Moz)	3PE+Au (Moz)	Cu (Mlb)	NI (Mlb)
Measured	—	—	—	—	—	—	—	—	—
Indicated	346	0.28	3.77	0.16	0.32	3.1	41.9	1,226	2,438
Measured & Indicated	346	0.28	0.53	0.16	0.32	3.1	41.9	1,226	2,438
Inferred	506	0.26	3.24	0.16	0.32	4.3	52.8	1,775	3,440
____________________
•Source: NI 43-101 Technical report dated March 2022, and titled: “Platreef 2022 Feasibility Study” with an effective date of February 28, 2022, a copy of which is available on Ivanhoe Mines Ltd’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of January 28, 2022.
•The following assumptions have been made in estimating Mineral Resources:
▪Mineral Resources were estimated as at April 22, 2016. The economic inputs used in assessing reasonable prospects of eventual economic extraction and the resource tabulations were rerun on January 28, 2022 to confirm the estimates as current. Therefore, the effective date of the Platreef Mineral Resources is January 28, 2022. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪The 2 g/t 3PE+Au cut-off is considered the base case estimate and is highlighted. The table shows sensitivity to cut-off and the rows are not additive.
▪Mineral Resources are reported on a 100% basis. Ivanhoe holds a 64% interest in the project. Mineral Resources are stated from approximately –200–650 m elevation (from 500–1,350 m depth). Indicated Mineral Resources are drilled on approximately 100 m x 100 m spacing; Inferred Mineral Resources are drilled on 400 m x 400 m (locally to 400 m x 200 m and 200 m x 200 m) spacing.
▪Reasonable prospects for eventual economic extraction were determined using the following assumptions. Assumed commodity prices are Pt: $1,600/oz, Pd: $815/oz, Au: $1,300/oz, Rh: $1,500/oz, Cu: $3.00/lb and Ni: $8.90/lb. It has been assumed that payable metals would be 82% from smelter/refinery and that mining costs (average $34.27/t) and process, G&A, and concentrate transport costs (average $15.83/t of mill feed for a 4 Mtpa operation) would be covered. The processing recoveries vary with block grade but typically would be 80–90% for Pt, Pd and Rh; 70–90% for Au, 60–90% for Cu, and 65–75% for Ni.
▪3PE+Au = (Pt + Pd + Rh) + Au.
▪Totals may not sum due to rounding.
See “Cautionary Statement Regarding Third Party Information”.
Platreef Project Mineral Reserves Statement (100%)

		Grade				Contained Metal
Category	Tonnage (Mt)	Au (g/t)	3PE+Au (g/t)	Cu (%)	Ni (%)	Au (Moz)	3PE+Au (Moz)	Cu (Mlb)	NI (Mlb)
Proven	—	—	—	—	—	—	—	—	—
Probable	125.2	0.30	4.37	0.16	0.34	1.2	17.6	455	929
Proven & Probable	125.2	0.30	4.37	0.16	0.34	1.2	17.6	455	929
____________________
•Source: NI 43-101 Technical report dated March 2022, and titled: “Platreef 2022 Feasibility Study” with an effective date of February 28, 2022, a copy of which is available on Ivanhoe Mines Ltd’s SEDAR profile at www.sedar.com.
•Mineral Reserves have an effective date of January 28, 2022.
•Notes:
•The NSR cut-off is an elevated cut-off above the marginal economic cut-off.
•Metal prices used in the Mineral Reserve estimate are as follows: $1,600/oz platinum, $815/oz palladium, $1,300/oz gold, $1,500/oz rhodium, $8.90/lb nickel and $3.00/lb copper.
•A declining NSR cut-off of $155/t–$80/t was used for the Mineral Reserve estimates.
•Metal-price assumptions used for the Platreef 2022 FS economic analysis are as follows: $1,100/oz platinum, $1,450/oz palladium, $1,600/oz gold, $5,000/oz rhodium, $8.00/lb nickel and $3.50/lb copper.
•Tonnage and grade estimates include dilution and mining recovery allowances.
•Totals may not sum due to rounding.

•See “Cautionary Statement Regarding Third Party Information”.

RDM Gold Royalty – Minas Gerais, Brazil – Equinox Gold
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned subsidiary of Equinox Gold. The RDM Gold Mine is a conventional open pit and carbon-in-leach operation, which commenced commercial production in early 2014.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
The RDM Gold Mine Mineral Resource and Mineral Reserve estimates reported as at December 31, 2020 are listed in the tables below:
RDM Mineral Resources Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Measured	264	1.19	10
Indicated	2,981	1.28	122
Measured & Indicated	3,245	1.27	132
Inferred	3,614	1.95	226
____________________
•Source: NI 43-101 Technical report dated October 22, 2021, and titled: “NI 43-101 Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil”, a copy of which is available under Equinox Gold’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of December 31, 2020.
•The following assumptions have been made in estimating Mineral Resources:
▪CIM Definition Standards were followed for Mineral Resources.
▪Mineral Resources are exclusive of Mineral Reserves.
▪Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
▪Underground Mineral Resources are reported at a cut-off grade of 1.36 g/t Au
▪Mineral Resources are estimated using a gold price of US$1,500/oz and constrained by conceptual pit shell and stope shells.
▪Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪Totals may not add due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

RDM Mineral Reserves Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Proven	11,681	0.96	360
Probable	5,872	1.04	196
Proven & Probable	17,553	0.99	556
____________________
•Source: NI 43-101 Technical report dated October 22, 2021, and titled: “NI 43-101 Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil”, a copy of which is available under Equinox Gold’s SEDAR profile at www.sedar.com.
•Mineral Reserves have an effective date of December 31, 2020.
•The following assumptions have been made in estimating Mineral Reserves:
▪CIM Definition Standards were followed for Mineral Reserves.
▪Mineral Reserves were generated using the December 31, 2020 mining surface.
▪Mineral Reserves are reported at a cut-off grade of 0.33 g/t Au.
▪Mineral Reserves are reported using a long-term gold price of US$1,350/oz.
▪Mining dilution of 5% and 95% mining recovery.
▪Process recovery of 87%.
▪Totals may not add due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Robertson Gold Royalty – Nevada U.S.A – Barrick Cortez Inc.
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson Property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%
In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson Property is an advanced exploration project located in Nevada, United States and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”).
The Mineral Resource estimates for the Robertson Property as at December 31, 2021 are listed in the table below:

Robertson Property Mineral Resources Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Indicated	74	0.56	1.3
Inferred	88	0.4	1.1
____________________
•Source: NI 43-101 Technical report dated March, 2022, and titled: “Technical Report on the Cortez Complex, Lander And Eureka Counties, State of Nevada, USA” filed on Barrick Gold’s SEDAR profile at www.sedar.com.
•Mineral Resources have an effective date of December 31, 2021.
•Notes (These notes are applicable to the Mineral Resources statement for the entire Cortex Complex of Barrick, and not specifically for the Robertson Property:
▪Mineral Resources are reported using the 2014 CIM Definition Standards, and are inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪Mineral Resources are reported within conceptual open pit shells for Mineral Resources potentially amenable to open pit mining methods and mineable shapes for Mineral Resources potentially amenable to underground mining methods. Mineral Resources that are potentially amenable to open pit mining methods were constrained used the following input parameters: gold price of US$1,500/oz; gold refining costs ranging from US$0.17–US$0.57/oz; payable gold assumption of 99.9%, a royalty range of 1.29–10.65%; a mining cost range of US$1.81-2.43/t mined; variable pit slope angles that range from 20.5–47°; metallurgical recoveries that vary from 62–81%; processing costs that range from US$2.04–US$24.42/t processed; general and administrative costs ranging from US$0.22–US$2.69/t processed; variable sustaining capital costs of US$0.04–US$2.36/t processed; and transportation costs of US$8.01/t processed. Mineral Resources potentially amenable to open pit mining methods are reported above cut-off grades that vary from 0.14–2.06 g/t Au. Mineral Resources that are potentially amenable to underground mining methods were constrained used the following input parameters: gold price of US$1,500/oz; gold refining costs ranging from US$0.17–US$0.57/oz; payable gold assumption of 99.9%, a royalty range of 1.29–10.65%; metallurgical recoveries that range from 84–88.6%; ore mining costs that vary from US$68.98–US$97.15/t mined; processing costs that range from US$10.62–US$29.28/t processed; variable general and administrative costs from US$11.19–US$15.19/t processed; sustaining capital costs that range from US$5.45–US$5.47/t processed; and variable transportation costs of US$17.88-24.31/t. Mineral Resources potentially amenable to underground mining methods are reported above cut-off grades that vary from 2.7–4.13 g/t Au.
▪Mineral Resources are reported on a 100% basis. Barrick’s and Newmont’s attributable shares of the Mineral Resources are 61.5% and 38.5%, respectively.
▪Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Tonnages are reported as metric units. Gold ounces are estimates of metal contained in tonnages and do not include allowances for processing losses.
•See “Cautionary Statement Regarding Third Party Information”.

South Arturo Silver Stream – Nevada, USA – Nevada Gold Mines, LLC
On April 7, 2021, the Corporation and i-80 entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 to the Corporation of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine was 60% owned by Nevada Gold Mines, LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% by i-80. The terms of the South Arturo Silver Stream are similar to the previous stream agreement. On October 14, 2021, i-80 announced that it completed an asset exchange agreement with Nevada Gold Mines, LLC pursuant to which the i-80 acquired certain assets from Nevada Gold Mines, LLC in exchange for its 40% ownership in the South Arturo Mine and other assets. This allows Barrick Gold Corporation to consolidate production from the South Arturo open pit and the El Niño underground in the short term and capture 100% of the longer-term upside on both orebodies. Additionally, it provides Barrick Gold Corporation with flexibility to pursue other potential operational synergies at Goldstrike. The following is a summary of the material terms of the South Arturo Silver Stream:
•delivery of (i) 100% on the attributable silver production from the existing mineralized areas and (ii) 50% on the attributable silver production from the exploration area at the South Arturo Mine (40% attribution); and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
The Mineral Resource and Mineral Reserve estimates for the South Arturo Mine reported as at December 1, 2020, excluding the Mineral Resources which have been converted to Mineral Reserves, are listed in the table below. The South Arturo Silver Stream Agreement relates only to 40% of the Mineral Resource and Mineral Reserve estimates for the South Arturo Mine.

South Arturo Mineral Resources Statement

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	5,368	1.17	6.63	200.2	1,145
Indicated	14,624	1.20	6.02	566.1	2,832
Measured & Indicated	19,992	1.20	6.19	768.3	3,977
Inferred	10,117	0.99	5.47	322.4	1,779
____________________
•Source: South Arturo Report.
•Mineral Resources have an effective date of December 1, 2020.
•The table presents the Mineral Resources on a 40% basis.
•The following assumptions have been made in estimating Mineral Resources:
▪Mineral Resources are exclusive of Mineral Reserves;
▪Mineral Recourses are stated as of December 1, 2020;
▪Mineral Resources are estimated using variable cut-off grades that are dependent upon recovery and processing method;
▪Open Pit Mineral Resources are constrained within a pit shell generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
▪Underground Mineral Resources are constrained by mine stope optimizer shapes generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
▪Modifying mill to model factors for tons and contained metal have not been applied to the open pit Mineral Resources;
▪Underground Mineral Resources include modifying mill to model reconciliation factors of 1.025 and – 0.901 applied to tons and contained metal respectively;
▪A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling;
▪An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and
▪The reference point for mineral resources is in situ.
•See “Cautionary Statement Regarding Third Party Information”.

South Arturo Mineral Reserves Statement

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	2,634	3.09	15.90	261.5	1,347
Probable	1,166	2.38	13.81	89.1	518
Proven & Probable	3,800	2.87	15.23	350.5	1,864
____________________
•Source: South Arturo Report
•Mineral Reserves have an effective date of December 1, 2020.
•The table presents the Mineral Reserves on a 40% basis.
•The following assumptions have been made in estimating Mineral Reserves:
▪Mineral Reserves are stated as of December 1, 2020;
▪Mineral Reserves are estimated using variable cut-off grades that are dependent upon recovery and processing method;
▪Mineral Reserves have been estimated at a gold price of $1,200 per troy ounce and a silver price of $15 per ounce;
▪The base case economic analysis is presented at a gold price of $1,400 per ounce and a silver price of $15 per ounce;
▪Underground Mineral Reserves include modifying mill to model reconciliation factors of 1.14 and – 0.96 applied to tons and contained metal respectively;
▪Modifying factors for tons and contained metal have not been applied to open pit Mineral Reserves; and,
▪The reference point for mineral resources is in situ.
•See “Cautionary Statement Regarding Third Party Information”.

Suruca Gold Royalty – Goias, Brazil – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca Project is being developed. The Suruca Project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca Project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining

Corporation. The Suruca Project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca Project is not yet in production.
The Mineral Resource and Mineral Reserve estimates for the Suruca Project reported as at June 30, 2019, are listed in the table below:
Suruca Project Mineral Resources Statement (100%)

Category	Tonnage (000’s)	Gold Grade (g/t Au)	Contained Gold (Moz)
Measured	12,737	0.42	0.17
Indicated	134,780	0.54	2.32
Measured & Indicated	147,518	0.53	2.49
Inferred	12,565	0.48	0.19
____________________
•Source: The Suruca Project Report.
•Mineral Resources have an effective date of June 30, 2019.
•The following assumptions have been made in estimating Mineral Resources:
▪CIM (2014) definitions were followed for Mineral Resources.
▪Mineral Resources are estimated at a cut-off grade of 0.16 g/t Au for oxide material and 0.23 g/t Au for sulphide material.
▪Mineral Resources are estimated using a long-term gold price of $1,600/oz.
▪Mineral Resources are inclusive of Mineral Reserves.
▪Mineral Resources include resource estimates for Suruca Oxide and Suruca Sulphide.
▪Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
▪Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Suruca Project Mineral Reserves Statement (100%)

Category	Tonnage (000’s)	Gold Grade (g/t Au)	Contained Gold (Moz)
Proven	11,454	0.42	0.15
Probable	53,741	0.53	0.92
Proven & Probable	65,195	0.51	1.07
____________________
•Source: The Suruca Project Report.
•Information Mineral Reserves have an effective date of June 30, 2019.
•The following assumptions have been made in estimating Mineral Reserves:
▪CIM (2014) definitions were followed for Mineral Reserves.
▪Mineral Reserves are estimated at a cut-off grade of 0.19 g/t Au for oxide material and 0.30 g/t Au for sulphide material.
▪Suruca oxide and Suruca sulphide Mineral Reserves are estimated using an average long-term gold price of $1,250/oz.
▪Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Troilus Gold Royalty – Québec, Canada - Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2 million ounces of gold and nearly 70,000 tonnes of copper.
The Mineral Resource estimates for the Troilus Gold Project reported as at July 20, 2020, are listed in the table below:

Troilus Gold Project Mineral Resources Statement (100%)

		Grade			Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Copper Grade (% Cu)	Silver Grade (g/t Ag)	Contained Gold (Moz)	Contained Copper (Mlbs)	Contained Silver (Moz)
Indicated	177.3	0.75	0.08	1.17	4.30	322.60	6.66
Inferred	116.7	0.73	0.07	1.04	2.76	189.73	3.91

____________________
•Source: Troilus PEA.
•Mineral Resources have an effective date of July 20, 2020.
•The following assumptions have been made in estimating Mineral Resources:
◦Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
◦Summation errors may occur due to rounding.
◦Open pit mineral resources are reported within optimized constraining shells.
◦Open pit cut‐off grade is 0.3 gpt AuEQ where the metal equivalents were calculated as follows:
▪Z87 Zone AuEq = Au grade + 1.2566 * Cu grade + 0.0103 * Ag grade
▪J4/J5 Zone AuEq = Au grade + 1.2979 * Cu grade + 0.0108 * Ag grade
▪SW Zone AuEq = Au grade + 1.2768 * Cu grade + 0.0106 * Ag grade
◦Metal prices for the AuEQ formulas are: $US 1,600/ oz Au; $3.25/lb Cu, and $20.00/ oz Ag; with an exchange rate of $1.00: C$1.30.
◦Metal recoveries for the AuEQ formulas are:
▪Z87 Zone 83% for Au recovery, 92% for Cu recovery and 76% for Ag recovery
▪J4J5 Zone 82% for Au recovery, 88% for Cu recovery and 76% for Ag recovery
▪Z87 Zone 82.5% for Au recovery, 90% for Cu recovery and 76% for Ag recovery
◦The resource constraining shells were generated with:
▪Metal Prices: Gold $1,600/oz, Copper $3.25/lb, Silver $20/oz
▪Mining Costs:
•J Zone and 87 Zone base cost C$1.71/t moved
•SW Zone base cost C$1.66/t moved
•Incremental cost C$0.03/t waste moved, C$0.02/t feed moved
▪Process and G&A Costs: C$ 8.44/t processed
▪Wall slopes: varied between 49.5 to 60 degrees depending on pit area and slope sector
▪Metal Recoveries:
•Gold: 90% all zones except in lower grade (Au < 1.2 g/t) portions of SW zone = 88%
•Copper: 90% all zones except in higher grade (Cu > 0.13%) portions of SW zone = 92%
•Silver: all zones 40%
◦Underground cut‐off grade is 0.9 AuEQ at Z87 Zone below constraining pit
◦Capping of grades varied between 2.00 g/t Au and 26.00 g/t Au; between 1.00 g/t Ag and 20.00 g/t Ag; and 1.00 %Cu; all on raw assay values depending on mineralized domain.
◦The density varies between 2.72 g/cm3 and 2.91 g/cm3 depending on mineralized zone.
•See “Cautionary Statement Regarding Third Party Information”.

Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia - Heron Resources Limited
The Woodlawn Silver Stream
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located 50 kilometres north of Canberra in New South Wales, Australia. The Woodlawn Mine is operated by Heron, and has been put into care and maintenance due to COVID-19 and other factors from the commissioning stage. The Woodlawn Mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates. The operations at the Woodlawn Mine were suspended and the project has been put into care and maintenance as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.

Since August 2020, Heron and its advisors have conducted a comprehensive and wide ranging process, engaging with more than 90 organizations, in an effort to secure a suitable outcome for its stakeholders and establishing a pathway to restart the Woodlawn Mine. In July 2021, Heron’s board of directors appointed Chris Hill, David McGrath and Mike Ryan of FTI Consulting as voluntary administrators as Heron was unable to secure a suitable transaction through the strategic process announced in August 2020. The appointment of administrators has been made with a view to effecting a restructure and re-capitalization through the administration process.
On February 17, 2022, DEVELOP has entered into binding cooperation deeds with the Corporation and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the DOCA proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. In connection with the acquisition of Heron by DEVELOP, the Lead Marketing Fee Agreement will be terminated and the existing Woodlawn Silver Stream in respect of the Woodlawn Mine will remain in place, subject to the following amendments, amongst others:
•The aggregate amount of silver to be delivered to the Corporation will be capped at A$27 million ($19.4 million);
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn Mine, capped at A$10 million ($7.2 million); and
•The obligations of Heron under the Woodlawn Silver Stream will no longer be secured.
The following is a summary of the material terms of the current Woodlawn Silver Stream, which will be amended as described above upon the DOCA becoming effective:
•a cash deposit in an amount of $19 million was made under the Woodlawn Silver Stream, as a prepayment for the purchase price of silver to be delivered to Nomad pursuant to the Woodlawn Silver Stream, as set forth below, with the aforementioned cash deposit being used, among other things, to fund the development, construction and operation of the mine:
▪The stream amount on payable silver is as follows:
▪80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
▪thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
▪thereafter, 25% of payable silver for the remaining life of mine after; and
▪subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
▪The stream amount on payable zinc is as follows:
▪silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
▪zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
▪subject to an ongoing payment of 20% of prevailing silver market price.

The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn Mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead. The Lead Marketing Fee Agreement will be terminated upon the DOCA becoming effective.
Material Mineral Projects
Nomad considers its stream interests on the Mercedes Mine and the Blyvoor Gold Mine to be currently its only interest in material mineral properties for the purposes of NI 43 101. Information with respect to the Mercedes Mine and the Blyvoor Gold Mine has been prepared in accordance with NI 43-101 and may be reviewed under Schedule “B” – Information Concerning the Blyvoor Gold Mine and Schedule “C” – Information Concerning the Mercedes Mine to this AIF.
Sustainability Activities
In December 2020, the Corporation has joined the United Nations Global Impact. Launched in 2000, the United Nation Global Impact is the largest corporate sustainability initiative in the world, with more than 11,500 companies and non-business signatories based in over 160 countries.
As a participant, the Corporation had committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad’s short-term focus will be on four Sustainable Development Goals: Quality Education; Gender Equality; Clean Water and Sanitation; and Climate Action.
The properties over which the Corporation holds streams, royalties and other interests are owned and operated by independent mining companies and the Corporation does not exercise control or influence over the activities of the property owners/operators. However, the Corporation is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g. occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance). The Corporation is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Corporation’s due diligence process that guides its investment decisions. By conducting a robust and detailed due diligence process, the Corporation endeavours to invest in projects with relatively low ESG risk. Where applicable, the Corporation reviews the corporate and social responsibility reports that are published by its stream and royalty partners. The Corporation has made meaningful social contributions at its corporate and individual levels and intends to consider additional partnerships with its operators to support appropriate environmental and social initiatives in the communities associated with its investments.
The Corporation was a pioneer in establishing a life-of-mine financial commitment to make ongoing cash payments to support environmental and social programs implemented by one of its operators.
The Corporation’s direct environmental impact and carbon footprint is small. The Corporation operates solely within an office environment with only six employees.
The Corporations expects its inaugural ESG report to be published during the second quarter of 2022.

Human Resources
As of December 31, 2021, Nomad had six employees.
Although Nomad has less than two years of operations, it benefits from the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. From time to time, Nomad may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. No management functions of Nomad are performed to any substantial degree by persons other than the directors and executive officers of the Corporation.
Competitive Conditions
The Corporation will compete with other companies that operate in the stream and royalty market segment to acquire streams, royalties and other interest in mining projects. The Corporation will also compete with companies that provide financing to mining companies. The Corporation also competes with other precious metals focused companies for capital and human resources. See “Description of the Business – Risk Factors – Increased competition for royalties, streams and other interests could adversely affect the Corporation’s ability to acquire additional royalties, streams and other interests in mineral properties”.
Foreign Operations
The Corporation currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under royalties, streams or other assets from mines or operations in Australia, Argentina, Brazil, Canada, Chile, Côte d’Ivoire, Mexico, South Africa and the United States. The Corporation may in the future purchase precious metals or receive payments under royalties, streams or other interests from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond the Corporation’s control and could adversely affect the Corporation’s business. The effect of these factors cannot be predicted with any accuracy by the Corporation.
RISK FACTORS
In evaluating Nomad and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Nomad or in connection with the business and operations of Nomad.
Risks Relating to the Corporation’s Business and Industry
The risks arising from the current COVID-19 pandemic may have a significant impact on the Corporation
The COVID-19 global health pandemic has had significantly impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and continuing to be determined. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, elevated inflation, extreme volatility in commodity prices (including gold, silver, oil and gas) and has raised the prospect of an extended global recession. As well, as efforts have been undertaken to contain the spread of the COVID-19 pandemic, the operation and development of mining projects has been impacted. Many mining projects, including a number of the properties in which the Corporation holds a royalty, stream or other interest were impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. As of the date hereof, none of the operations in which the Corporation holds a royalty, stream or other interest are suspended as a result of the COVID-19 pandemic. If the operation or development of one or more of the properties in which the Corporation holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on the Corporation’s profitability, results of operations, ability to raise funding, financial condition and on the trading price of the Corporation’s securities. The broader impact of the COVID-19 pandemic or future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Corporation’s profitability, results of operations, ability to raise funding, financial condition and on the trading price of the Corporation’s securities.
Changes in commodity prices will affect the revenues generated from the Corporation’s asset portfolio as well as the profitability of the Corporation
The revenue derived by the Corporation from its asset portfolio will be significantly affected by changes in the prices of the commodities underlying the royalties, streams and other interests. Commodity prices, including those to which the Corporation is exposed, ﬂuctuate on a daily basis and are affected by numerous factors beyond the control of the Corporation, including levels of supply and demand, industrial investment levels, inﬂation and the level of interest rates, the strength of the U.S. dollar, geopolitical events, including the ongoing military conflict between Russia and Ukraine and the outcome or escalation of such conflict, and the current COVID-19 pandemic or future pandemics or similar public health emergencies. Such external economic factors are in turn inﬂuenced by changes in international investment patterns, monetary systems and political developments.
Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, despite the Corporation’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The precious metals that are subject to the royalty, stream and other interests in the Corporation’s asset portfolio are produced or will be produced as by-product metals at some of the properties in respect of which the Corporation holds a royalty, stream or other interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Reserves and Mineral Resources, as applicable, is influenced by changes in the commodity prices of other metals at the mines. Where the Corporation’s interest is in respect of a by-product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators and the Corporation may not be aligned.
Volatility Resulting from the Current Conflict in Ukraine
At times of geopolitical crisis, financial markets historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, in February 2022, Russian military forces invaded Ukraine; the invasion is being actively resisted by Ukrainian military personnel and the people of Ukraine. The invasion has resulted in millions of residents of Ukraine fleeing to neighbouring countries and has caused significant instability in the region and internationally. Numerous countries, including Canada and the United States, have imposed extensive financial and trade sanctions against Russia in response to its invasion of Ukraine, such financial and trade sanctions could have potential impacts on commodity prices and negative implications on the financial markets. The outcome of the conflict is uncertain at this time. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, it may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

The Corporation has no or limited control over the operation of the properties in respect of which the Corporation holds an interest and the operators’ failure to perform or decision to cease or suspend operations will affect the revenues of the Corporation
The Corporation is not directly involved in the operation of mines. The revenue derived from its asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Corporation on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Corporation to advance development and production on properties as rapidly as possible in order to maximize near-term cash ﬂow, while third-party owners and operators may take a more cautious approach to development as they are at risk with respect to the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty, stream or other interests. The inability of the Corporation to control the operations for the properties in respect of which it has a royalty, stream or other interest may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the owners or operators may take action contrary to the Corporation’s policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with the Corporation, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with the Corporation.
At any time, any of the operators of the properties in respect of which the Corporation holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations. In particular, due to the COVID-19 pandemic, many mining projects around the world have been forced to temporarily suspend mining operations and may be forced to temporarily suspend mining operations again in the event of additional outbreaks of the COVID-19 pandemic. The Corporation may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty, stream or other interest shuts down or discontinues its operations on a temporary or permanent basis. As a result of the COVID-19 pandemic and for other financial reasons, the Corporation may need to provide covenant waivers in the future pursuant to financing documents to certain operators of properties in respect of which it holds a royalty, stream or other interest.
The Mercedes Gold and Silver Stream and the Blyvoor Gold Stream are currently significant to the Corporation. Other assets and properties may become signiﬁcant to the Corporation from time to time and any adverse development related to any such assets will affect the revenue derived from such assets
As of the date of this AIF, Nomad considers that the Mercedes Gold and Silver Stream and the Blyvoor Gold Stream are its only mineral projects on material properties of the Corporation for the purposes of NI 43-101. As new assets are acquired or move into production, the materiality of each of the Corporation’s assets will be reconsidered. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves from the Mercedes Mine and the Blyvoor Gold Mine, or any other significant property in the Corporation’s asset portfolio from time to time, including, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, ﬂooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. Any adverse decision made by the owners and operators of the assets that may be material to the Corporation, including for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that the Corporation receives and may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

Some of the properties in respect of which the Corporation has an interest may never achieve commercial production, and the Corporation may lose its entire investment
Some of the projects or properties in respect of which the Corporation has an interest are in the construction, development or expansion stage. There can be no assurance that construction, development or expansion will be completed on a timely basis or at all. If such properties do not reach commercial production, the Corporation will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
To the extent that any of the owners or operators of properties in respect of which the Corporation holds a royalty, stream or other interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Sale of assets in respect of which the Corporation holds an interest may result in a new operator and any failure of such operator to perform could affect the revenues of the Corporation
The owners or operators of the projects or mines in respect of which the Corporation holds an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which the Corporation has little or no control. If such transactions are completed, it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator, and which may positively or negatively impact the Corporation. If any such transaction is announced, there is no certainty that such transaction will be completed, or be completed as announced, and any consequences of such non-completion on the Corporation may be difficult or impossible to predict.
The Corporation may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined
Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where the Corporation holds royalties, streams or other interests.
If mineable deposits are discovered, substantial expenditures will be required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, the Corporation intends to hold only royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.
The Corporation may have limited access to data and disclosure regarding the operation of properties in respect of which it has an interest, which may affect its ability to assess and predict the performance of its royalties, streams or other interests
As a holder of royalties, streams and other interests, the Corporation generally has limited access to data on the operations or to the actual properties themselves. Accordingly, the Corporation needs to rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties in respect of which it holds royalties, streams and other interests. The Corporation will use such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If such information contains material inaccuracies or omissions, the Corporation’s ability to assess and accurately forecast its own performance or achieve its stated objectives may be materially impaired. In addition, some royalties, streams or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties, streams or other interests and, as such, the Corporation may not be in a position to publicly disclose such information with respect to certain royalties, streams or other interests. The limited access to data and disclosure regarding the operations of the properties in respect of which the Corporation will acquire an interest may restrict the Corporation’s ability to enhance its performance, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Although the Corporation will attempt to secure contractual rights when it creates new royalty, stream or other interests, such as audit or access rights that will permit it to monitor operators’ compliance with their obligations to the Corporation, there can be no assurance that the Corporation will be able to secure such rights, or that such rights will be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to the Corporation.
The Corporation depends on the operators of the properties in respect of which it holds a stream, royalty or other interest for the calculation of certain payments, and it may not be possible to detect errors in payment calculations
Payments and deliveries to the Corporation pursuant to royalties, streams and other interests are calculated by the operators of the relevant properties based on reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties, streams or other interests to be acquired by the Corporation will require the operators to provide the Corporation with production and operating information that may, depending on the completeness and accuracy of such information, enable the Corporation to detect errors in such calculations. However, the Corporation may not have the contractual right to receive production information for all of its royalties, streams and other interests. As a result, the Corporation’s ability to detect payment errors in respect of royalties, streams or other interests through its monitoring program of its interests and its associated internal controls and procedures will be limited, and the possibility will exist that the Corporation will need to make retroactive revenue adjustments in respect of royalties, streams or other interests. Some of the contracts for royalties, streams and other interests in the Corporation’s asset portfolio provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties, streams and other interests; however, such audits may occur many months following the Corporation’s recognition of the revenue in respect of the royalties, streams or other interests and may require the Corporation to adjust its revenue in later periods.
The Corporation is dependent on the payment or delivery by the owners and operators of the properties in respect of which the Corporation has a royalty, stream or other interest, and any delay in or failure of such payments or deliveries will affect the revenues generated by the Corporation’s asset portfolio
The Corporation is dependent, to a large extent, upon the financial viability of the owners and operators of the relevant properties in respect of which it holds royalties, streams and other interests. Payments and deliveries from production will generally ﬂow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed as a result of restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Corporation’s rights to payment or delivery pursuant to royalties, streams and other interests will, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This will inhibit the Corporation’s ability to collect outstanding payments or deliveries in respect of such royalties, streams or other interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit the Corporation’s ability to recover or obtain equitable relief in the event of a default by the owner or operator under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Corporation should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. There is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve its interest in a royalty, stream or other interest in the context of an insolvency or similar proceeding, the Corporation may be required to make additional investments in, or provide funding to, owners or operators, which would increase its exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of the Corporation’s rights may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Global financial conditions may destabilize
Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, act of war, including the ongoing military conflict between Russia and Ukraine and the outcome or escalation of such conflict, the geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Corporation’s ability, or the ability of the owners or operators of the properties in respect of which the Corporation holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, the Corporation’s profitability, results of operations and financial condition and the trading price of its securities could be adversely affected. To date, the COVID-19 pandemic has had a significantly negative impact on the global economy, as well as on certain commodity prices, and the pandemic will likely have an adverse effect on the Corporation.
The Corporation is exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments will affect the revenues of the Corporation
The Corporation is exposed to various counterparty risks including, but not limited to (i) financial institutions that hold the Corporation’s cash and metals inventory; (ii) the Corporation’s royalty, stream and other interest counterparties; (iii) other companies that have payables owing to the Corporation; (iv) the Corporation’s insurance providers; and (v) the Corporation’s lenders. The Corporation is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Corporation.
Royalties, streams and other interests may not be honoured by operators of a project
Royalties, streams and other interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams and other interests do not abide by their contractual obligations, the Corporation may be forced to take legal action to enforce its contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Corporation may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Not all of the Corporation’s royalties, streams and other interests are secured and the Corporation’s security interests, if any, may be subordinated and difﬁcult to enforce
Although certain of the Corporation’s royalties, streams and other interests are secured, certain of these interests remain unsecured. In a default, liquidation or realization situation, any unsecured interest of the Corporation will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, the Corporation’s likely potential recourse against a defaulting property owner or mining operator would be for breach of the applicable contract which would result in damages and unsecured claims for which the likelihood of recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to those owing to the Corporation.
Even valid security interests which are or may be held by the Corporation may be (i) subordinated; (ii) unenforceable; (iii) difficult to enforce; or (iv) subject to attack by other creditors or stakeholders. If the Corporation’s security is subordinated, the Corporation may be prohibited from enforcing its security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. Also, any recovery or distribution in respect of subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if the Corporation is permitted to enforce its security interests, if any, the security may be difficult to enforce because of the nature of the security and issues out of the Corporation’s control, including court orders, restricted access and jurisdiction. The Corporation may be unwilling to exercise any rights that it may have if the Corporation could become exposed to environmental or other liabilities as a successor, an employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner may challenge the continued existence of the Corporation’s security interests and streaming, royalty or other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding the Corporation’s interests. If the Corporation is unable to enforce its security interests, there may be a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
In addition to the issues relating to enforcing its security, there is no assurance that the Corporation will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent the Corporation from enforcing its security interests and streaming, royalty or other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a royalty, stream or other agreement with the Corporation, it or its creditors may seek to unilaterally terminate, disclaim or resiliate agreements with the Corporation, seek to sell or vest the property to another party free and clear of the royalty, stream or other obligations owing to the Corporation or seek other relief with respect to the Corporation’s interests. Any sale or transfer of property in such insolvency proceeding may also be effected by court order, notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with the Corporation or others.
Further, in insolvency proceedings, any security or other interest held by the Corporation will likely be further subordinated by court-ordered charges or other court-ordered relief, including for interim financing.
Insolvency proceedings in the mining industry are generally complex and lengthy, the outcomes of which may be uncertain and may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition. In such proceedings, property owners may sell or convey the property free and clear of any obligations owed to the Corporation.
In addition, because some of the properties in respect of which the Corporation holds royalties, streams and other interests are owned and operated by foreign entities in foreign jurisdictions, the Corporation’s security interests and streaming, royalty and other rights may be subject to political interference, as well as to real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and may prevent the Corporation from enforcing its security interests and streaming, royalty and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian courts will be enforceable in those foreign jurisdictions. If the Corporation is unable to enforce its security interests and streaming, royalty and other rights, there may be a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

The Corporation’s proﬁtability, results of operations and ﬁnancial condition are subject to variations in foreign exchange rates
Certain of the Corporation’s activities and its head office are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. Additionally, some of the Corporation’s royalties, streams and other interests may be subject to foreign currency ﬂuctuations and inﬂationary pressures, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and the Corporation may suffer losses due to adverse foreign currency rate ﬂuctuations.
Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce the Corporation’s revenue from royalties, streams and other interests
The revenue generated by the Corporation will principally be based on the exploitation of Mineral Reserves on assets underlying the Corporation’s royalties, streams or other interests. Mineral Reserves are continually being depleted through extraction and the long-term viability of the Corporation’s asset portfolio will depend on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which the Corporation will have royalties, streams or other interests mature, it can expect overall declines in production over the years unless operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the Corporation’s asset portfolio or that discoveries will be located on properties covered by the relevant royalty, stream or other interest. Even in those cases where a significant mineral deposit is identified and covered by a royalty, stream or other interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by a royalty, stream or other interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves in the Corporation’s asset portfolio. This includes Mineral Resources, as the resources that have been discovered may not have been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability of operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty, stream or other interest, may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation may enter into acquisitions or other material royalty or streaming transactions from time to time, which may be material, may involve the issuance of the Corporation’s securities or may involve the incurrence of indebtedness and will be subject to transaction-speciﬁc risks
The Corporation will be continuously reviewing opportunities to acquire existing royalties, streams or other interests, to create new royalty, streaming or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties, streams or other interests in respect of mineral properties. At any given time, the Corporation may have various types of transactions and acquisition opportunities in various stages of active review, including submissions of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Corporation and may involve the issuance of Common Shares or other securities by the Corporation or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. Additionally, the Corporation may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Corporation, even if such restructuring may reduce near-term revenues or result in the Corporation incurring transaction-related costs.
Increased competition for royalties, streams and other interests could adversely affect the Corporation’s ability to acquire additional royalties, streams and other interests in mineral properties
Many companies are engaged in the search for and the acquisition of mineral interests, including royalties, streams and other interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Corporation may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that the Corporation will be able to compete successfully against other companies in acquiring new royalties, streams or other interests. In addition, the Corporation may be unable to acquire royalties, streams or other interests at acceptable valuations which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Mergers and amalgamations
The ability to realize the benefits of any merger or amalgamation completed by the Corporation will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Corporation following completion of any such arrangement, and from operational matters during such a process.
Certain royalty stream or other interests may be subject to rights in favour of others or third parties that could adversely affect the revenues generated from the Corporation’s assets
Although this is not currently the case, the Corporation may in the future acquire some royalty, stream or other interests that will be subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, stream or other interests, (ii) pre-emptive rights pursuant to which parties to operating and royalty, stream or other interests agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty stream or other interests by or to Nomad, or (iii) claw back rights pursuant to which the seller of a royalty, stream or other interests to Nomad has the right to re-acquire the royalty, stream or other interest. Holders may exercise these rights such that certain royalty, stream or other interests would no longer be held by Nomad.
The Corporation can provide no assurance that it will be able to obtain adequate ﬁnancing in the future or that the terms of such ﬁnancing will be favourable
There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Corporation’s funding obligations, or result in delay or postponement of further business activities, including the funding obligations of the Corporation under the Greenstone Gold Purchase Agreement and the Platreef Gold Purchase Agreement, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation may experience difﬁculty attracting and retaining qualified management and technical personnel to efficiently operate its business
The Corporation is dependent upon the continued availability and commitment of its key management personnel, whose contributions to immediate and future operations of the Corporation are of significant importance. The loss of any such key management personnel, and, in particular, of its chief executive officer, chief financial officer or chief investment officer, could negatively affect business operations. From time to time, the Corporation may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. In addition, the Corporation expects to frequently retain third-party specialized technical personnel to assess and execute on opportunities. These individuals may have conﬂicts of interest or scheduling conflicts, which may delay or inhibit the Corporation’s ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties, streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel will be critical to the Corporation’s success and there can be no assurance that the Corporation will be able to recruit and retain such personnel. If the Corporation is not successful in recruiting and retaining qualified personnel, the Corporation’s ability to execute its business model and growth strategy could be affected, which could have a material adverse effect on its profitability, results of operations and financial condition and the trading price of its securities. The Corporation does not intend to maintain “key man” insurance for any members of its management.
Certain of the Corporation’s directors and officers may serve as directors and officers with other companies, which could put them in a conﬂict of interest position from time to time
Certain of the directors and officers of the Corporation may also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Corporation participates, or in transactions or ventures in which the Corporation may seek to participate, the directors and officers of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.
Such conflicts of the directors and officers may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Changes in or in the interpretation of tax legislation or accounting rules could affect the proﬁtability of the Corporation
Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States or any of the countries in which the Corporation’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Corporation’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests held by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to acquire new assets or make future investments.
The Corporation may be unable to repay its indebtedness and comply with its obligations under future credit facilities
The Corporation entered into the Amended and Restated Credit Facility to be used primarily to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings under the Amended and Restated Credit Facility and the Corporation would be required to use a portion of its cash ﬂow to service principal and interest on the debt thereunder, which will limit the cash ﬂow available for other business opportunities. The Corporation’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Corporation may not generate future cash flow that is sufficient to service debt and make necessary capital expenditures. If the Corporation is unable to generate such cash ﬂow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, if any, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
The terms of the Amended and Restated Credit Facility require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Corporation’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants could also limit the ability of the Corporation to amend its royalty, stream and other interest contracts without the consent of the lenders. There can be no assurances that, in the future, the Corporation will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet any financial tests or ratios, could likely result in an event of default under such credit facilities and would allow the lenders to accelerate the debt, which could materially and adversely affect the Corporation’s business, results of operations and financial condition and the trading price of its securities.
The Corporation’s operations will depend on information systems that may be vulnerable to cyber security threats
The Corporation’s operations depend, in part, on its IT systems, networks, equipment and software and the security of these systems. The Corporation depends on various IT systems to process and record financial and technical data, administer its contracts with its counterparties and communicate with employees and third parties. These IT systems, and those of its third- party service providers and vendors and the counterparties under its contracts for royalties, streams and other interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.
A significant breach of the Corporation’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and the Corporation’s efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Corporation’s results of operations and financial condition and the trading price of its securities.
The Corporation may be subject to reputational damage
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Corporation will not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the trading price of its securities.
Risks Relating to Mining Operations
The Corporation is indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty, stream or other interest
The Corporation is indirectly subject to the risk factors applicable to the owners and operators of properties in respect of which the Corporation holds a royalty, stream or interest, to the extent that such risks relate to the production of minerals from, or the continued operation of, such mines or projects.

Production at mines and projects in respect of which the Corporation holds royalty, stream or other interests is dependent on operators’ employees
Production from the properties in respect of which the Corporation holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of the Corporation.
Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identiﬁed in such estimates
The Mineral Reserves and Mineral Resources on properties in respect of which the Corporation holds royalties, streams or other interests are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be accurate or that the indicated level of minerals will be produced. Mineral Reserve and Mineral Resource estimates for certain of the Corporation’s royalty, stream and other interests will be prepared by the operators of the underlying properties. The Corporation will not participate in the preparation or verification of such estimates (or the reports in which they are presented) and the Corporation will not independently assess or verify the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.
Market price ﬂuctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying the Corporation’s royalties, streams or other interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower-grade mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks may exist for all of the Corporation’s assets, they will be heightened in the case of interests in properties which have not yet commenced production.
Mineral Resource estimates in particular must be considered with caution. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely-spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that all or any part of the Mineral Resources on properties underlying the Corporation’s royalties, streams or other interests constitute or will be converted into Mineral Reserves.
Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

Uncertainty relating to Inferred Mineral Resources
Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.
Production forecasts may not prove to be accurate
The Corporation prepares estimates and forecasts of future attributable production from the properties in respect of which it holds royalties, streams and other interests and relies on public disclosure and other information it receives from the owners, operators and independent experts of such properties to prepare such estimates. Such information may necessarily be imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts will be based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which the Corporation will have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from the Corporation’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated sweep efficiency at certain mines; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with the properties in respect of which the Corporation holds royalties, streams and other interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather-related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation’s failure to realize the benefits of its production forecasts anticipated from time to time. If the Corporation’s production forecasts prove to be incorrect, it may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The exploration and development of mineral properties are inherently dangerous and subject to risks beyond the control of the Corporation
Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the mineral projects in respect of which the Corporation holds a royalty, stream or other interest; (iii) result in a write-down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licences; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social licence to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operations of the properties in respect of which the Corporation holds a royalty, stream or other interest and have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Defects in title to properties underlying the Corporation’s royalty, stream or other interests may result in a loss of entitlement by the operator and a loss of the Corporation’s interest
A defect in the chain of title to any of the properties underlying one of the Corporation’s royalties, streams or other interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of the Corporation’s interest in respect of that property. In addition, claims by third parties or aboriginal groups may impact the operator’s ability to conduct activities on a property to the detriment of the Corporation’s royalties, streams or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by the Corporation in land registries or mining recorder's offices, such registrations may not necessarily provide any protection to the Corporation. As a result, known title defects, as well as unforeseen and unknown title defects, may impact operations at a project in respect of which the Corporation has a royalty, stream or other interest and may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Future litigation affecting the properties in respect of which the Corporation holds its royalties, streams or other interests could have an adverse effect on the Corporation
Potential litigation may arise on a property on which the Corporation holds a royalty, stream or other interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a holder of such interests, the Corporation does not generally have any influence on the litigation and does not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Moreover, the courts in some of the jurisdictions in which the Corporation has stream, royalty or other interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on the financial condition and results of operations of the Corporation.
Defects or disputes relating to the Corporation’s royalties, streams or other interests could have an adverse effect on the Corporation
Defects in or disputes relating to the royalty, stream or other interests in the Corporation’s asset portfolio may prevent the Corporation from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of the Corporation’s royalty, stream and other interests and could result in impairment charges. While the Corporation seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream and other interests it acquires, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reﬂecting the royalty, stream or other interest. The discovery of any defects in, or any disputes in respect of, the Corporation’s royalty, stream and other interests, could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
If the Corporation expands its business beyond the acquisition of royalties, streams or other interests, the Corporation may face new challenges and risks which could affect its proﬁtability, results of operations and ﬁnancial condition
The Corporation’s operations and expertise is currently focused on the acquisition and management of royalties, streams and other similar interests. While there is no current intention to do so, the Corporation may in the future pursue acquisitions outside this area. Expansion of the Corporation’s activities into new areas would present challenges and risks. The failure to manage these challenges and risks successfully may result in a material adverse effect on the Corporation’s profitability, results of operations, financial condition and the trading price of the Corporation securities.
The operations in respect of which the Corporation holds a royalty, stream or other interest requires various property rights, permits and licences to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licences, or a failure to comply with the terms of any of such property rights, permits and licences could result in the interruption or closure of operations or exploration on the properties
The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of titles, exports, taxes, labour standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which the Corporation holds a royalty, stream or other interest, requires licences and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licences and permits could have a material adverse effect on the revenue that the Corporation will derive from its royalties, streams and other interests. Such licences and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issues. Such licences and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Corporation. There can be no guarantee that the owners or operators of those properties in respect of which the Corporation holds a royalty, stream or other interest, is able to obtain or maintain all necessary licences and permits in good standing that may be required to explore, develop and operate the properties, commence the construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licences, or to maintain permits and licences in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation will be exposed to risks related to the construction, development and/or expansion in relation to the mines, projects and properties in respect of which it holds a royalty, stream or other interest
Many of the projects or properties in respect of which the Corporation holds an interest are in the construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labour shortages, cost escalations and ﬂuctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.
The operations in respect of which the Corporation holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce the Corporation’s revenues
All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land- use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the Corporation, as a mortgagee-in-possession, or by owners or operators of properties underlying the Corporation’s asset portfolio, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, stream or other interest, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce the Corporation’s revenues
Climate change is recognized as an international and community concern. Nomad currently endorses various initiatives for voluntary actions consistent with international initiatives on climate change and these endorsements will continue in the future. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, it may result in increased costs at properties underlying the Corporation’s royalties, streams or other interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable royalty, stream or other interest, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation is subject to risks relating to foreign jurisdictions and developing economies which could negatively impact the Corporation
As of the date of this AIF, the royalty, stream or other interests in the Corporation’s asset portfolio relate to properties located in Canada and in Mexico, the United States, South Africa, Chile, Côte d’Ivoire, Australia, Brazil and Argentina. As a result, the Corporation’s financial position and results of operations may be affected by the general condition of such foreign jurisdictions’ economy, regulation, taxation, social instability, political unrest and other developments over which the Corporation has no control. The uncertainty of the political climate in foreign jurisdictions in which properties are located may lead to changes in such jurisdictions’ economy or economic policies, or changes in the regulation of mining activities which could have a negative impact on mines or the Corporation’s counterparties under applicable royalty or stream agreements and, as a result, have an adverse effect on its financial position and results of operations.
In addition, future investments may expose the Corporation to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks normally associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Corporation holds royalty, stream or other interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, this may result in a write-down or write-off of the carrying value of one or more of the Corporation’s assets, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, in the event of a dispute arising from foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
The stream interests on the Blyvoor Mine and the Mercedes Mine are currently the only mineral projects on material properties of the Corporation for the purposes of NI 43-101. The Blyvoor Mine is located in South Africa and the Mercedes Mine is located in Sonora, Mexico. The operations of the Blyvoor Mine are therefore subject to South African laws and regulations. Consequently, the Corporation will be indirectly exposed to risks normally associated with the conduct of business in South Africa. South Africa’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are, in particular, different from those in Canada.
The operations of the Mercedes Mine are therefore subject to Mexican federal and state laws and regulations. Consequently, the Corporation will be indirectly exposed to risks normally associated with the conduct of business in Mexico. Mexico’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are, in particular, different from those in Canada. A new federal government that controls the Mexican House of Representatives and the Senate was elected during the 2018 election in Mexico. New mining laws and regulations are likely to be issued, or modifications to the current laws and regulations may be put into effect. These new laws and/or regulations have the potential to negatively affect the operations of the Mercedes Mine. Furthermore, elected members of the current government are actively promoting strengthening unions in Mexico, which could in turn lead to labour unrest in certain industries, including the mining industry. This has the potential to impact the operations of the Mercedes Mine and adversely affect the Corporation’s revenue from the Mercedes Gold and Silver Stream.
The Corporation may apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for royalty, stream or other interests. Such methods will generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty, stream or other interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable contract contains appropriate protections, representations, warranties and, in each case as the Corporation deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that the Corporation will be able to identify or mitigate all risks relating to holding royalties, streams and other interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties in respect of which the Corporation holds royalties, streams or other interests
The properties on which the Corporation holds a royalty, stream or other interest may be located in multiple legal jurisdictions and political systems. There can be no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which the Corporation holds a royalty, stream or other interest or the payments under such royalties, streams or other interests. In certain areas where the Corporation holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Corporation and the owners and operators of the properties in respect of which the Corporation holds an interest and such changes may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation is subject to risks related to certain operations in developing economies
The Corporation is subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the Corporation’s business activities, results of operations and financial condition.
The Corporation may be responsible for corruption and anti-bribery law violations
The Corporation’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Corporation is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Corporation’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Corporation’s policies and procedures and anti-bribery laws for which the Corporation may be held responsible. The Corporation’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Corporation’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Corporation’s employees or other agents are found to have engaged in such practices, the Corporation could suffer severe penalties and other consequences that may have a material adverse effect on the Corporation’s business, profitability, results of operations and financial condition and the trading price of its securities.
Adequate infrastructure may not be available to develop the properties in respect of which the Corporation holds an interest, which could inhibit operations at such properties
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which the Corporation holds a royalty, stream or other interest, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Mineral properties in respect of which the Corporation holds royalties, streams or other interests may be subject to risks related to indigenous peoples, which could inhibit operations at such properties
Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. The

Corporation holds royalties, streams and other interests in respect of operations located in some areas currently or previously inhabited or used by indigenous peoples. In these areas, governments may have obligations to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which the Corporation holds an interest are subject to the risk that one or more groups of indigenous people may oppose operations or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or the Corporation’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of assets in respect of which the Corporation holds a royalty, stream or other interest which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation’s assets may be subject to risks relating to environment, social and governance (ESG) matters
Mining, extraction, processing and development activities are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying Nomad’s assets could have a material and adverse effect on the Corporation’s profitability, results of operations, financial condition, the trading price of its securities and the Corporation’s reputation. The Corporation’s corporate policies including Investment Principles Policy set out the principles regarding ESG matters which guide the Corporation’s investment decisions and the ongoing management of its assets in an effort to mitigate these risks.
Canadian Revenue Agency’s recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for the Corporation
There has been a recent focus by the Canadian Revenue Agency on income earned by foreign subsidiaries of Canadian companies. All of the royalty, stream and other interests in the Corporation’s asset portfolio are currently held directly through Canadian entities. In the future, part of the Corporation’s royalty, stream or other assets may be owned by, and the related revenue may be received by, foreign subsidiaries and this revenue would not be subject to Canadian taxation in accordance with the Canadian foreign affiliate rules. In the event the Canadian Revenue Agency successfully challenges such a structure, it could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Uninsured risks
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Risks Related to the Securities
Investors may lose their entire investment
An investment in the Corporation is speculative and may result in the loss of an investor’s entire investment in the Corporation. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
The Corporation’s Common Shares are subject to market fluctuations
The market price of the Common Shares may be volatile, which could result in substantial losses for investors purchasing Common Shares.
The market price of the Common Shares could be subject to significant ﬂuctuations and may decline below the price at which the Common Shares are initially purchased. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, political conditions or the situation relating to the COVID-19 pandemic and the risk factors described in this AIF could subject the market price of the Common Shares to wide price fluctuations regardless of the operating performance of the Corporation.
A significant portion of the total outstanding Common Shares may be sold into the public market in the near future, which could cause the market price of the Common Shares to drop signiﬁcantly
Sales or issuance of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders, including the Orion Group, the Corporation’s controlling shareholder, of a large number of Common Shares intend to sell Common Shares, could significantly reduce the market price of the Common Shares and the market price could decline below the price at which the Common Shares are initially purchased. The effect, if any, that future public sales of these Common Shares or the availability of Common Shares for sale will have on the market price of such Common Shares cannot be predicted at this time. If the market price of the Common Shares were to drop as a result, this could impede the Corporation’s ability to raise additional capital and might cause shareholders to lose all or part of their investment.
As a consequence of its ownership percentage of the Corporation, the Orion Group has signiﬁcant inﬂuence over the Corporation
As a consequence of its ownership interest in the Corporation, the Orion Group or affiliates thereof currently own or control, directly or indirectly, approximately 64.5% of the issued and outstanding Common Shares. As such, the Orion Group, or affiliates thereof, has significant influence with respect to all matters submitted to the shareholders of the Corporation for approval, including without limitation the election and removal of directors, amendments to the Corporation’s constating documents and the approval of certain business transactions, and in considering such matters the interests of the Orion Group may not always align with the interests of the other shareholders, as the Orion Group and its affiliates are in the business of making and acquiring investments in businesses and mineral projects. In addition, the Corporation and the Orion Group are parties to the Investor Rights Agreement, which, among other things, provides the Orion Group with the ability to nominate up to 50% of the members of the Board (rounded up to the nearest whole member). Other shareholders have a limited role in the Corporation’s affairs. This concentration of holdings may cause the market price of the Common Shares to decline, delay or prevent an acquisition or delay or discourage takeover attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Corporation or effect a change in the Board and management. Any delay or prevention of a change of control transaction could deter potential acquirers or prevent the completion of a transaction in which shareholders could receive a substantial premium over the then-current market price for their Common Shares. The Orion Group has no obligation to provide financial support to the Corporation.
Future offerings of debt securities, which would rank senior to the Common Shares upon the bankruptcy or liquidation of the Corporation, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares
In the future, the Corporation may attempt to increase its capital resources by making offerings of debt instruments or other securities convertible into Securities. Upon bankruptcy or liquidation, holders of the Corporation’s debt securities and lenders with respect to other borrowings will receive a distribution of the Corporation’s available assets prior to the holders of the Common Shares. Additional equity offerings may dilute the holdings of the Corporation’s existing shareholders or reduce the market price of the Common Shares. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond the Corporation’s control. As a result, the amount, timing or nature of future offerings cannot be predicted or estimated, and purchasers of Common Shares will bear the risk of future offerings reducing the market price of the Common Shares and diluting any ownership interest they may have in the Corporation.
The Corporation may have to raise additional capital through the issuance of additional equity, which could result in dilution to shareholders
The issuance of additional Common Shares or of Securities convertible into or exchangeable for Common Shares may have a dilutive effect on the interests of shareholders. The number of Common Shares that the Corporation is authorized to issue is unlimited. The Corporation may, in its sole discretion, subject to applicable law and the rules of the TSX, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the interests of shareholders may be diluted thereby.
The Corporation may require new capital to continue to grow its business and meet its funding obligations under the Greenstone Gold Purchase Agreement and the Platreef Gold Purchase Agreement, and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.
Dividends are entirely discretionary and the ability of the Corporation to pay dividends will be dependent on the financial condition of the Corporation
Payment of dividends on the Common Shares is within the discretion of the Corporation’s Board of Directors and will depend upon the Corporation’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although the Corporation currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends in the future, or the frequency, timing or amount of any such dividend due to the occurrence of one or more of the risks described herein.
There is no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units and there can be no assurance that a liquid market will develop or be maintained
There is no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (or at all). The Corporation may not list Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units in any securities or stock exchange.
Debt Securities may be unsecured debt of the Corporation
Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.
Our management will have certain discretion concerning the use of proceeds
The Corporation has filed a short form base shelf prospectus with the securities regulators in each province of Canada, pursuant to which the Corporation is allowed to make offerings of Common Shares, Preference Shares, subscription receipts, warrants, debt securities, units or any combination thereof, up to a maximum of $300 million during the 25-month period in which the base shelf prospectus is effective. In addition, the Corporation adopted an ATM Program allowing the Corporation to issue and sell up to $50 million of Common Shares (included in the $300 million limit under the foregoing base shelf prospectus) to the public from time to time at the Corporation’s sole discretion and at prevailing market price. Management will have certain discretion concerning the use of proceeds of (i) an offering under any prospectus supplement filed thereof, as well as the timing of the expenditure of the net proceeds thereof; and (ii) the ATM Program. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of the above described securities under any prospectus supplement, including the ATM Program. Management may use the net proceeds of any offering of securities under any prospectus supplement, including the ATM Program, in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.
The Corporation is subject to increased costs as a result of being a public company in Canada and the United States
As a public company in Canada and the United States, the Corporation is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Corporation’s securities may be listed. The requirements of existing and potential future rules and regulations will increase the Corporation’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on its personnel, systems and resources, which could adversely affect its business, financial condition and results of operations.
The Corporation may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors
The Corporation has not made a formal determination as to whether it (or any of the Corporation’s subsidiaries) was a passive foreign investment company or “PFIC” for U.S. federal income tax purposes with respect to the year ended December 31, 2021. However, the Corporation believes there is a significant risk that it was a PFIC for the year ended December 31, 2021, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If we are (or any of our subsidiaries is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Common Shares or warrants, the U.S. holder generally will be subject to certain adverse U.S. federal income tax consequences and additional reporting requirements, including IRS Form 8621.
In general, the Corporation (or any of our subsidiaries) will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average quarterly value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and generally is determined only annually, at the close of the relevant tax year.
If we are a PFIC for any year during a U.S. taxpayer’s holding period of shares or warrants, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or warrants, and any dividend treated as an “excess distribution”, as ordinary income (not long-term capital gain), and to also pay an interest charge on a portion of such gain or distribution. Subject to certain limitations, these general PFIC tax consequences may be mitigated if a U.S. taxpayer is eligible to and does make a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election (“Mark-to-Market Election”) with respect to Common Shares.

In general, a U.S. taxpayer who makes a timely and effective QEF Election must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. No QEF election may be made with respect to warrants.
A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares or warrants over the taxpayer’s basis therein.
The U.S. federal income tax rules and reporting obligations with respect to PFIC investments, income and gain, and various elections relating to such investments, are complicated. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the PFIC status of the Corporation (and any subsidiary of the Corporation) and the application of the PFIC rules to Common Shares and Warrants.
DIVIDENDS
Nomad has adopted an annual dividend policy for the Corporation of C$0.20 per share, payable quarterly. As part of its long-term strategy, the Corporation is firmly committed to returning capital to shareholders through a regular dividend in order to generate lasting, reliable and constituent returns to Shareholders.
The dividend has been designated by the Corporation as an “eligible dividend” under the Income Tax Act (Canada).
On November 9, 2021, the Corporation announced that it had implemented a dividend reinvestment plan for shareholders who are residents of Canada, the United States, Bermuda and Cayman Islands. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP.
Dividend Program and Dividend Payments

Declaration Date	Dividend per Share (C$)	Record Date	Payment Date	Dividends Paid or Payable (C$)
August 26, 2020	0.05(1)	September 30, 2020	October 15, 2020	2.6 million
November 9, 2020	0.05(1)	December 31, 2020	January 15, 2021	2.8 million
Total Year 2020	0.10(1)			5.4 million
February 22, 2021	0.05(1)	March 31, 2021	April 15, 2021	2.8 million
May 10, 2021	0.05(1)	June 30, 2021	July 15, 2021	2.8 million
July 28, 2021	0.05	September 30, 2021	October 15, 2021	2.8 million
November 3, 2021	0.05	December 31, 2021	January 14, 2022	2.8 million
Total Year 2021	0.20			11.2 million
____________________
(1)Amount adjusted to reflect the Share Consolidation.

DESCRIPTION OF CAPITAL STRUCTURE
The authorized capital of Nomad consists of an unlimited number of Common Shares and an unlimited number of Preference Shares issuable in one or more series. As of the date hereof, there are 61,456,966 Common Shares and no Preference Shares issued and outstanding.
Common Shares
The holders of the Common Shares are entitled to receive notice of, and to attend, all meetings of Shareholders, except meetings at which only holders of another specified class or series of Nomad’s shares are entitled to vote. Each holder of Common Shares is entitled to one vote for each Common Share held by them on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares and shares of any other class of shares of Nomad ranking senior to the Common Shares, holders of Common Shares are entitled to receive a proportionate share, on a per share basis, of the assets of Nomad available for distribution in the event of a liquidation, dissolution or winding-up of Nomad and the right to receive any dividend if declared by Nomad.
Preference Shares
The Preference Shares may at any time and from time to time be issued in one or more series, with the Board being entitled to fix, by resolution, the number of Preference Shares in a series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series. Except in the specific circumstances set forth in Nomad’s articles, or as otherwise may be required by the CBCA, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of Shareholders and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the Shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of Nomad other than in the ordinary course of business of Nomad.
The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of Nomad in the event of the liquidation, dissolution or winding-up of Nomad, whether voluntary or involuntary, or any other distribution of the assets of Nomad among its shareholders for the purpose of winding-up the affairs of Nomad, rank (i) pari passu with the Preference Shares of every other series and the shares of any other class of shares of Nomad, or series thereof, ranking equally with the Preference Shares; (ii) senior to, and shall be entitled to a preference over, the Common Shares and the shares of any other class of shares of Nomad ranking junior to the Preference Shares; and (iii) junior and subordinate to the shares of any class of shares of Nomad ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and any other class of shares of Nomad ranking junior to the Preference Shares as may be fixed by the Nomad Board in accordance with Nomad’s articles.
MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “NSR”. The Common Shares are also quoted for trading in Germany on the FSE under the symbol “IRLB”. The Common Shares began trading on the NYSE on August 31, 2021. The following table sets out the price range and trading volume of the Common Shares as reported by the TSX and NYSE, respectively, for the periods indicated.

	NYSE			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)	(#)	(C$)	(C$)	(#)
2021
January	-	-	-	11.40	10.10	446,253
February	-	-	-	12.10	9.80	591,621
March	-	-	-	10.70	9.30	366,132
April	-	-	-	11.00	9.30	483,440
May	-	-	-	12.00	10.20	463,608
June	-	-	-	11.06	8.78	1,089,807
July	-	-	-	9.90	8.15	458,216
August	-	-	-	9.40	7.34	668,740
September	7.28	6.00	344,597	9.01	7.62	252,949
October	7.75	5.75	313,516	9.55	7.45	379,522
November	8.34	6.79	387,164	9.91	8.70	521,367
December	7.85	6.36	327,094	10.00	8.18	803,855
The November 2020 Warrants, which began trading on the TSX on November 26, 2020, are listed and posted for trading on the TSX under the symbol “NSR.WT”. The following table sets forth the monthly high and lows sale prices and trading volume of the November 2020 Warrants as reported by the TSX for the most recently completed financial year.

	TSX
2021	High	Low	Volume
	(C $)	(C $)	(#)
January................	0.245	0.14	386,919
February..............	0.39	0.17	422,058
March..................	0.27	0.17	227,997
April....................	0.225	0.165	191,020
May.....................	0.23	0.165	199,557
June.....................	0.23	0.135	312,897
July......................	0.19	0.11	331,455
August.................	0.16	0.11	103,064
September...........	0.135	0.08	252,043
October...............	0.13	0.065	844,963
November............	0.10	0.065	666,991
December............	0.10	0.05	2,127,758
Securities Not Listed or Quoted on a Marketplace
The only securities of Nomad that are outstanding but not listed or quoted on a marketplace are the July 2020 Warrants, May 2021 Warrants, Nomad Options, the Nomad RSUs, Nomad PSUs and the Nomad DSUs.

Prior Sales-
Common Shares
The following table sets forth the number of Common Shares issued during the most recently completed financial year, the date of issuance and the issue price thereof.

Date	Number of securities	Issue Price (in C$)
January 11, 2021	79,185(1)	10.80
January 12, 2021	1,040(2)	2.00
March 31, 2021	13,357(3)	9.50
April 27, 2021	2,250(2)	2.00
May 29, 2021	7,901(4)	10.80
June 30, 2021	9,317(5)	9.25
August 31, 2021	8(6)	17.00
September 30, 2021	1,611(7)	7.63
November 8, 2021	8,379(2)	2.00
December 8, 2021	17,500(2)	2.00
December 31, 2021	1,018(8)	9.48
Notes:
(1)Issued in connection with the acquisition of a NSR royalty on the Blackwater Gold Project.
(2)Issued in connection with the exercise of Nomad Options (Legacy Guerrero Options).
(3)Issued in connection with the settlement of 26,822 Nomad RSUs.
(4)Issued in connection with the settlement of 16,667 Nomad RSUs.
(5)Issued in connection with the settlement of 18,409 Nomad RSUs.
(6)Issued in connection with the exercise of share purchase warrants of the Corporation.
(7)Issued in connection with the settlement of 3,580 Nomad RSUs.
(8)Issued in connection with the settlement of 1,910 Nomad RSUs.

Common Share Purchase Warrants
The following table sets forth the number of warrants issued during the most recently completed financial year, the date of grant and the exercise price thereof.

Issuance Date	Number of Nomad Warrants	Exercise Price Per Nomad Warrant
May 13, 2021	2,000,000(1)(2)	US$10.85
Notes:
(1)Issued in connection with the acquisition of a 30% ownership interest in Compania Minera Caserones.
(2)A total of 200,000 Common Shares are Issuable upon the exercise of these common share purchase warrants to reflect the Share Consolidation.

Options
The following table sets forth the number of Nomad Options granted during the most recently completed financial year, the date of grant and the exercise price thereof.

Date of Grant	Number of Nomad Options	Exercise Price Per Nomad Option (C$)
February 22, 2021	95,183	10.90
July 1, 2021	248,600	9.67
Restricted Share Units
The following table sets forth the number of Nomad RSUs granted during the most recently completed financial year and the date of grant. The Nomad RSUs provides the right to receive payment in the form of Common Shares, cash or a combination of Common Shares and in cash.

Date of Grant	Number of Nomad RSUs
January 15, 2021	712
March 31, 2021	26,822
April 15, 2021	734
June 30, 2021	18,409
July 1, 2021	78,500
September 30, 2021	3,580
December 31, 2021	1,910
Performance Share Units
The following table sets forth the number of Nomad PSUs granted during the most recently completed financial year and the date of grant. The Nomad PSUs provide the right to receive payment in the form of Common Shares, cash or a combination of Common Shares and in cash.

Date of Grant	Number of Nomad PSUs
July 1, 2021	78,500
Deferred Restricted Share Units
The following table sets forth the number of Nomad DSUs granted during the most recently completed financial year and the date of grant. The Nomad DSUs provides the right to receive payment in the form of Common Shares, cash or a combination of Common Shares and in cash.

Date of Grant	Number of Nomad DSUs
July 1, 2021	61,800
July 2, 2021	2,400
September 30, 2021	9,400

DIRECTORS AND OFFICERS
Name, Address, Occupation and Security Holdings
The following table sets out the Nomad directors and executive officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first elected or appointed as directors and/or executive officers of Nomad.

Name and place of residence	Position(s) with Nomad	Principal occupations during the last five (5) years	Director and/or Officer since
Vincent Metcalfe Québec, Canada	Chair of the Board, Director, Chief Executive Officer	CEO of Nomad since 2020; previously business consultant from 2018 -2019, Chief Financial Officer of Falco Resources Ltd., a company engaged in the exploration and evaluation of mineral properties in Northern Québec, from 2015 to 2018, and Vice President, Investor Relations, Osisko Gold Royalties Ltd, an intermediate precious metal royalty company, from 2016 to 2018	2019
Joseph de la Plante Québec, Canada	Director and Chief Investment Officer	CIO of Nomad since 2020, previously Vice President, Corporate Development, Osisko Gold Royalties Ltd, from 2014 to 2019	2020
Elif Lévesque Québec, Canada	Chief Financial Officer and Corporate Secretary	CFO of Nomad since 2020, previously Vice President, Finance and Chief Financial Officer, Osisko Gold Royalties Ltd, from 2014 to 2020	2020
Robin Weisman (1)(2) Virginia, USA	Lead Director	Corporate director since 2017, previously Principal investment officer of the mining division at the International Finance Corporation, a member of the World Bank Group until 2017	2020
Istvan Zollei (2) New York, USA	Director	Portfolio Manager at Orion Mine Finance, a global investment management firm	2020
Gerardo Fernandez (2) Ontario, Canada	Director	Senior Vice President, Corporate Development, Yamana Gold Inc., a precious metals producer	2020
Matthew Gollat (1) Ontario, Canada	Director	Executive Vice President, Business & Corporate Development at i-80 Gold Corp, a development and exploration company. since April 2021, previously Vice President, Business Development, Premier Gold Mines Limited, a gold producer and exploration and development company	2020
Jamie Porter (1) Ontario, Canada	Director	Chief Financial Officer, Alamos Gold Inc., an intermediate gold producer	2020
Susan Kudzman (1) Québec, Canada	Director	Executive Vice President, Chief Risk Officer and Corporate Affairs at the Laurentian Bank of Canada from 2014 to 2018, chair of the board of directors of Yellow Pages Limited since 2014. Corporate Director of PSP Investments (since December 2020), FinanceIt Canada Inc. (July 2020 - February 2022), Medavie Blue Cross (since 2018), and Transat A. T. Inc. (since 2014).	2020

Vincent Cardin-Tremblay Québec, Canada	Vice President, Geology	Vice President, Geology of the Corporation since December 2020, previously Vice President, Geological Services at Harte Gold, Director, Exploration and Geology at Golden Star Resources Inc. and Geology Superintendent at the Rosebel Mine in Suriname for IAMGOLD.	2020
Annie Dutil Québec, Canada	Vice President, Corporate Controller	Vice President, Corporate Controller of the Corporation since June 2021, previously, Corporate Controller of the Corporation from July 2020 to June 2021, and prior to that Director, Capital Markets & Accounting Advisory Services at PricewaterhouseCoopers LLP.	2021
____________________
(1)Member of the Audit Committee.
(2)Member of the GHRC Committee.
Ownership of Securities
As of March 25, 2022, as a group, the directors and executive officers of the Corporation beneficially own, or control or direct, directly or indirectly, a total of 1,496,905 Common Shares, representing 2.4% of the Common Shares issued and outstanding on such date.
Biographic Notes
Vincent Metcalfe – Chairman, CEO and Director
Vincent Metcalfe is an accomplished executive with domestic and international experience in the metals and mining sector. Prior to his current role as CEO of Nomad, he held a number of officer and senior executive roles with TSX and New York Stock Exchange listed resource companies. As an executive, he helped several companies advance and develop mining projects. He has extensive shareholder relations knowledge and proven experience in capital raising, mergers & acquisitions and financial engineering. Prior to his executive roles, he advised resource clients with a focus on precious metals, base metals, and bulk commodities, in both mergers & acquisitions advisory and financing at large Canadian investment banks for nearly 10 years. Mr. Metcalfe holds a Bachelor’s degree in Finance from HEC Montréal.
Joseph de la Plante – CIO and Director
Joseph de la Plante is an accomplished executive with public company experience in all aspects of the mine development cycle. Prior to his current role as CIO of Nomad, Mr. de la Plante played a key role in the creation of Osisko Gold Royalties Ltd. where he led the execution of more than C$1 billion in financing equity, royalty and stream transactions and two major transactions in his role as Vice President of Corporate Development. Prior thereto, he was with Osisko Mining Corporation through the development, operation and subsequent C$4.3 billion sale of the Canadian Malartic mine in 2014 to Yamana and Agnico Eagle Mines Ltd. Prior to his executive roles, Mr. de la Plante advised resource clients in both mergers & acquisitions and financing at BMO Capital Markets. Mr. de la Plante also serves on the board of directors of Aquila Resources Inc. and Doré Copper Mining Corp. Mr. de la Plante holds a Bachelor’s degree in Mechanical Engineering from McGill University.
Elif Lévesque – CFO and Corporate Secretary
Elif Lévesque is a Chartered Professional Accountant with over 20 years of experience in finance, treasury and strategic management in the Québec gold mining industry. Most recently, she was Vice President Finance and Chief Financial Officer of Osisko Gold Royalties Ltd. following its creation in June 2014. In that capacity, she was responsible for leading the efforts to list Osisko on the New York Stock Exchange and played a key role in acquisitions of over C$1.5 billion in stream and royalty interests as well as equity and debt financings of over C$1 billion. Prior thereto, she held senior roles at Osisko Mining Corporation from 2008 to 2014, including as Vice President and Controller, and was part of the management team that grew the company through the financing and construction of the Canadian Malartic mine and the eventual sale to Yamana and Agnico Eagle Mines Ltd. for C$4.3 billion. She also worked for Cambior Inc., a leading intermediate gold producer with mines in North and South America, which was later acquired by Iamgold Corporation, for a total of six years. She was a winner in the 2018 Aces of Finance competition held by FEI Canada, Québec Section and was named as one of the “Top 100 global inspirational women in mining”, 2018 edition of Women in Mining, UK. Ms. Lévesque is a member of the board of directors of Cascades Inc. and G Mining Ventures Corp. Ms. Lévesque has a Bachelor of Science degree in economics from the Middle East Technical University and an MBA with honours from Clark University, MA, USA. She is a member of the Québec CPA Order and a graduate of the Institute of Corporate Directors.
Vincent Cardin-Tremblay – Vice President, Geology
Vincent Cardin-Tremblay brings extensive international experience in exploration and mine geology operating in the Americas and Africa. Prior to joining the Corporation, Vincent was Vice President, Geological Services at Harte Gold. Prior to that, he worked as Director, Exploration and Geology at Golden Star Resources Inc. and Geology Superintendent at the Rosebel mine in Suriname for IAMGOLD. Mr. Cardin-Tremblay also worked for Freeport-McMoRan, and for Glencore at the Matagami and Raglan mines. He holds a B.Sc. in Geology from Université du Québec à Montréal. He is also a member of the board of directors of l’Association de l’exploration minière du Québec.
Annie Dutil – Vice President, Corporate Controller
Annie Dutil is a member of the Québec CPA Order with over 15 years of experience in the mining industry, specifically in the areas of public accounting, compliance with financial information obligations and regulatory matters. Prior to joining Nomad in 2020, she has held a number of positions at PricewaterhouseCoopers LLP, including a role as director where she has led the Capital Markets and Accounting Advisory Services group in Montréal. In her current and previous roles, she has assisted several companies in their capital markets activities, including initial public offerings, financings, cross-border transactions and complex accounting and regulatory matters. Ms. Dutil is also a member of the board of directors of Midland Exploration Inc. and is the co-founder of the Montreal chapter of Women in Mining.
Robin Weisman – Lead Director
Robin Weisman has spent more than 30 years in finance in a variety of industries. Ms. Weisman has held the position of principal investment officer with the mining group of the International Finance Corporation, a member of the World Bank Group, investing in projects in the emerging markets. Her career has also included experience with Standard Chartered Bank, Citicorp Investment Bank and CBS Television Network. Ms. Weisman holds an MBA from the University of Chicago and a Bachelor of Science degree from the University of Illinois. Ms. Weisman has completed the Director Education Program offered by the Institute of Corporate Directors and currently sits on the board of directors of one other company listed on the TSX in the natural resource sector, B2Gold Corp. Ms. Weisman is also a director of Kid Power DC, a non profit organisation.
Istvan Zollei – Director
Istvan Zollei is a Portfolio Manager at Orion Mine Finance, a mining-focused investment business providing flexible capital investment solutions to mining companies in the base and precious metals sector. Mr. Zollei is a director of Capstone Copper Corp., a company listed on the TSX, and was a director of Lundin Gold Inc. from March 2018 to June 2021 and a director of Premier Gold Corp. from November 2020 until its acquisition by Equinox Gold Corp. in April 2021. Prior to joining Orion Mine Finance, Mr. Zollei was an investment manager for the Red Kite Group’s Mine Finance business. Previously, he worked at Barclays Capital natural resources private equity investment group, as Vice President responsible for executing and managing growth equity investments in the mining, oil/gas, and power sectors. He also worked as VP of Finance and Commercial Operations at one of the portfolio companies. Mr. Zollei started his career at Lehman Brothers’ investment banking division. He earned his Bachelor of

Arts from Harvard College in Economics and his MBA from the Wharton School (University of Pennsylvania) in Finance and Management.
Gerardo Fernandez – Director
Gerardo Fernandez has over 20 years of progressive experience in the mining industry, including roles in project development, operations, strategic planning, and business development. Mr. Fernandez is currently Senior Vice President Corporate Development at Yamana where he has been since 2007 having worked in several leadership positions in North and South America. Prior to his current role, Mr. Fernandez held the positions of Senior Vice President, Operations and Senior Vice President, Projects & Technical Services at Yamana. Mr. Fernandez holds an MBA from Morrison University, Nevada USA, and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile.
Matthew Gollat – Director
Matthew Gollat is an accomplished executive with more than 12 years of broad experience in the mining industry from exploration through development and production. Mr. Gollat is currently the Executive Vice President, Business & Corporate Development at i-80 Gold Corp., having taken on the role following the spin out of i-80 Gold Corp. from Premier Gold in April 2021. Prior to joining i-80 Gold Corp. in April 2021, Mr. Gollat was the Vice President, Business Development at Premier Gold and has worked in various capacities with increasing responsibility at Premier since 2008. During his tenure at Premier Gold, he worked on several initiatives including financings, the creation of, development and spin-out of Premier Royalty Corporation, as well as key transactions including the Trans-Canada Property joint venture, the South Arturo acquisition and the Mercedes Mine acquisition and transition. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate in Mining Studies Program through the University of British Columbia.
Jamie Porter – Director
Jamie Porter has over 20 years of progressive experience in the mining industry. Mr. Porter joined Alamos Gold in 2005 and has served as Alamos’ Chief Financial Officer since 2011. Prior to joining Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer, and prior thereto started his career at PWC. Mr. Porter was a director of Canadian Feed the Children, a registered charity in Canada from 2009 to 2016 and currently serves as a Director of the World Gold Council and on the Canadian Advisory Board of FM Global. He holds a Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario and is a Chartered Professional Accountant in Canada and the United States.
Susan Kudzman – Director
Susan Kudzman is a corporate director and specialist in risk management and an actuary, having retired in October 2018 as the Executive Vice-President, Chief Risk Officer and Corporate Affairs at Laurentian Bank of Canada, a position she had held beginning in 2014. She has also held the position of Chief Risk Officer at the Caisse de dépôt et placement du Québec. Ms. Kudzman is currently chair of the board of directors of Yellow Pages Limited and a member of the board of directors of PSP Investments, Medavie Blue Cross, and Transat A.T. Inc. Ms. Kudzman holds a bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA).
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders
As at the date of this AIF, no current director or executive officer of Nomad is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Nomad), that:

(a)was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or
(b)was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Bankruptcy
To the knowledge of Nomad, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of Nomad to affect materially the control of Nomad is, or within the ten years prior to the date of this AIF has:
(a)been a director or executive officer of any company (including Nomad) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.
Penalties and Sanctions
To the knowledge of Nomad, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of Nomad to affect materially the control of Nomad has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Certain of the directors and officers of Nomad will not be devoting all of their time to the affairs of Nomad. Certain of the directors and officers of Nomad are directors and officers of other companies, some of which are in the same business as Nomad. See “Risk Factors”.
The directors and officers of Nomad are required by law to act in the best interests of Nomad. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Nomad will be made in accordance with their duties and obligations under the applicable laws of Canada.
As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, streams or other interests or options thereon or otherwise, Nomad generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Nomad acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Nomad must submit to the Governance and

Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.
As a general guideline, the GHRC Committee consider that a director or officer of Nomad is eligible to serve a maximum of 10 years on the Board assuming:
(a)the Director has received positive annual performance assessments;
(b)the GHRC Committee believes it is in the best interests of the Corporation that the Director continue to serve on the Board; and
(c)the Director is annually re-elected by the Corporation’s shareholders by receiving a greater number of votes “for” from his or her election than votes “withheld” for such election.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
During the fiscal year ended December 31, 2021 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Nomad or to which Nomad is a party or to which any of Nomad’s property is subject, nor to Nomad’s knowledge are any such legal proceedings contemplated, and which could become material to Nomad.
Regulatory Actions
During the fiscal year ended December 31, 2021 and as of the date hereof, there have been no penalties or sanctions imposed against Nomad (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Nomad. Nomad has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2021 and as of the date hereof.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as set out below and elsewhere in this AIF, within the three most recently completed financial years or during the current financial year, no director or executive officer of Nomad, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Nomad Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Nomad.
On October 29, 2021, the Corporation announced that it had entered into a gold purchase agreement (the “Greenstone Gold Purchase Agreement”) with a subsidiary of Orion Mine Finance (“Orion”) with respect to its 40% interest in GGM, the owner and operator of the Greenstone Gold project located in Ontario, Canada. Pursuant to the Greenstone Gold Purchase Agreement, the Corporation will be required to make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces of gold have been delivered, and 3.958% thereafter. As part of the gold stream, the Corporation has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30.00 per ounce of gold delivered to the Corporation. On December 15, 2021, the Corporation announced the closing of the first deposit of $13.3 million pursuant to the Greenstone Gold Purchase Agreement. Istvan Zollei, a director of the Corporation, is a portfolio manager for Orion and a director of GGM and Robin Weisman, another director of the Corporation, is an independent member of Orion’s investment committee. To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 25, 2022, two funds related to Orion own, directly or indirectly, or exercising control or direction over more than 64.5% of the voting rights attached to all Common Shares.
On December 8, 2021, the Corporation announced that it had entered into the Platreef Gold Purchase Agreement with Ivanplats which is 64% owned by Ivanhoe Mines Ltd., and is the owner of the tier-one Platreef Project. Pursuant to the Platreef Gold Purchase Agreement, the Corporation will provide $75 million in gold stream funding to Ivanplats as part of a $200 million gold stream co-investment with Orion, of which $50 million ($18.8 million attributable to the Corporation) was required to be paid in the last quarter of 2021 as a first deposit and $150 million ($56.2 million attributable to the Corporation) is expected to be paid in the second half of 2022. On December 16, 2021, the Corporation closed the first deposit pursuant to the Platreef Gold Purchase Agreement. Istvan Zollei, a director of the Corporation, is a portfolio manager for Orion.
TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for the Common Shares is Computershare Investors Services Inc. at its offices in Montreal, Québec and Toronto, Ontario and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A. at its offices in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky. The warrant agent for the November 2020 Warrants Is Computershare Trust Company of Canada, at its principal offices in Montreal, Québec and Toronto, Ontario.
MATERIAL CONTRACTS
Nomad entered into the following material contracts during the most recently completed financial year, or since such time or before such time that are still in effect, other than in the ordinary course of business:
(a)The Investor Rights Agreement;
(b)Deferred Payment Agreement dated May 27, 2020 between the Corporation and Yamana;
(c)The Amended and Restated Credit Facility;
(d)Distribution agreement for ATM Program; and
(e)The warrant indenture dated November 19, 2020 between the Corporation and Computershare Trust Company of Canada for issuance of common shares purchase warrants in connection the acquisition of Coral.
INTERESTS OF EXPERTS
Certain technical and scientific information contained in this AIF, including in respect of the Mercedes Mine and Blyvoor Gold Mine was reviewed and approved in accordance with NI 43-101 by Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “qualified person” as defined in NI 43-101.
Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation, a “qualified person” pursuant NI 43-101, has reviewed and approved technical and scientific information in respect of the Mercedes Mine contained in this AIF, as well as all information of a technical or scientific nature contained in this AIF not otherwise reviewed and approved by any other named expert.
Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, a Director of Minxcon, Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, a Director of Minxcon, and Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, a Director of Minxcon, prepared the Blyvoor Report and each a qualified person under NI

43-101. Each of Messrs. Odendaal, Engelmann and van Heerden has reviewed and approved the scientific and technical disclosure relating to the Blyvoor Gold Mine contained in this AIF.
To the knowledge of Nomad, each of the aforementioned firms or persons are independent of the Corporation (with the exception of Mr. Cardin-Tremblay), and held either less than 1% of the outstanding Common Shares or no securities of the Corporation or of any associate or affiliate of the Corporation at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Mr. Cardin-Tremblay who is the Vice President, Geology of the Corporation.
PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, (“PWC”) the independent registered public accounting firm of Nomad, has advised that it is independent with respect to Nomad within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC’s rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.
Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Nomad or of any associate or affiliate of Nomad.
ADDITIONAL INFORMATION
Additional information relating to Nomad, which is not and shall not be deemed to be incorporated by reference in this AIF, is available electronically on SEDAR at www.sedar.com, on the website of the SEC at www.sec.gov and on the Corporation’s website at www.nomadroyalty.com.
Additional information, which is not and shall not be deemed to be incorporated by reference in this AIF, including directors’ and officers’ remuneration and indebtedness, principal holders of Nomad’s securities and securities authorized for issuance under equity compensation plans, is contained in Nomad’s management information circular to be filed in connection with its annual and special meeting of shareholders to be held on May 5, 2022.
Additional financial information, which is not and shall not be deemed to be incorporated by reference in this AIF, is provided in Nomad’s financial statements and management’s discussion and analysis for its most recently completed financial year.
AUDIT COMMITTEE
Audit Committee Charter
The Board has adopted a written charter describing the mandate of the Audit Committee that establishes, inter alia, the Audit Committee’s purpose and responsibilities. Within the purview of its mandate, the Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nomad and audits of Nomad’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation and oversight of Nomad’s independent auditors. The text of the Audit Committee’s charter is reproduced in its entirety in Schedule A to this AIF.
Composition of the Audit Committee
The Audit Committee is currently comprised of Robin Weisman, Susan Kudzman, Matthew Gollat, and Jamie Porter. Jamie Porter is the chair of the Audit Committee. For education and experience of each member of the Audit Committee relevant to the performance of her/his duties as a member of the Audit Committee, please refer to the “Biographic Notes” section in “Directors and Officers”.

Relevant Education and Experience
It is the Board’s determination that each of the members of the Audit Committee is financially literate and independent within the meaning of National Instrument - 52-110 Audit Committee.
Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee’s charter, including those relating to risk management. The education and current and past experience of each Audit Committee member that is relevant to the performance of her or his responsibilities as an Audit Committee member is summarized below:

Education and Experience (Past and Present)
Jamie Porter
•Chief Financial Officer of Alamos Gold
•Director of the World Gold Council and of the Canadian Advisory Board of FM Global
•Former controller and corporate secretary for a central American-based gold producer
•Former Manager at PWC
•Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario
•Chartered Professional Accountant in Canada and the United States

Robin Weisman
•Lead Director of Nomad
•Director B2Gold Corp. and former director of INV Metals Inc.
•MBA from the University of Chicago
•Bachelor of Science degree from the University of Illinois
•Member of the Institute of Corporate Directors

Susan Kudzman
•Former Executive Vice President, Chief Risk Officer and Corporate Affairs at the Laurentian Bank of Canada
•Former Chief Risk Officer at the Caisse de dépôt et placement du Québec
•Chair of the board of directors of Yellow Pages Limited
•Director PSP Investments, Transat A.T. Inc. and Medavie Blue Cross
•Member of the Investment and Risk Committee and Human Resources and Compensation Committee of PSP Investments
•Bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA)

Matthew Gollat
•Executive Vice President, Business & Corporate Development at i-80 and former Vice President, Business Development at Premier Gold
•Broad experience in the mining industry from exploration through development and production
•Bachelor of Commerce (with Honours) degree from the University of Western Ontario
•Certificate in Mining Studies Program from the University of British Columbia

Pre-Approval Policies and Procedures
The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to Nomad by its independent auditors. At least annually, the Audit Committee reviews and confirms the independence of the independent auditors by obtaining statements from the independent auditors describing all relationships with Nomad, including with respect to any non-audit services. The Board, upon recommendation of the Audit Committee, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Audit Committee Pre-Approval Framework”).
The Audit Committee Pre-Approval Framework provides that the Audit Committee may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The Audit Committee must review annually and be provided for such review with a written description of the nature and scope, including the fee structure and terms of any oral or written side agreement(s) for all tax services to be considered for general pre-approval. The potential effects of these tax services on the independence of the auditor will be discussed with them during such review. The Audit Committee Pre-Approval Framework deems de minimus non-audit services to have been pre-approved by the Audit Committee in limited circumstances and subject to certain conditions being met.
The Audit Committee Pre-Approval Framework prohibits the external auditors from providing any of the following types of non-audit services:
•function in the role of Nomad’s management;
•audit their own work;
•serve in an advocacy role on behalf of Nomad;
•management decision-making responsibilities or functions;
•human resource services;
•broker-dealer, investment advisor or investment banking services;
•legal services; requiring licensing as a legal practitioner;
•expert advocacy services;
•bookkeeping and related functions;
•financial information systems design and implementation;
•valuation (other than tax-only) and appraisal preparation services;
•actuarial services; and
•internal audit outsourcing.
Reliance on Certain Exemptions
At no time since the commencement of Nomad’s most recently completed financial year has Nomad relied on any exemption from NI 52-110.
Audit Committee Oversight
At no time since the commencement of Nomad’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Independent Auditor’s Fees
Aggregate fees billed by our current independent registered public accounting firm, PWC, and by our former auditor, Morgan & Company LLP, Chartered Professional Accountants, (now Smythe LLP) (“Smythe”), as applicable, for the fiscal years ended December 31, 2021 and 2020 are as follows:

Services Retained	Fees billed in Fiscal 2021	Fees billed in Fiscal 2020
	(C$)	(C$)

Audit fees	412,665(1)	298,706(2)(3)
Audit-related fees	33,077(4)	-
Tax fees	87,631(5)	193,392(6)
All other fees	-	-
Total	533,373	492,098
____________________
(1)Fees billed by PWC for professional services related to the audit and interim reviews of the consolidated financial statements of the Corporation for the year ended December 31, 2021 and include C$137,093 incurred in 2021 for professional fees related to the consent and comfort letters provided in connection with prospectuses and related regulatory filings.
(2)Smythe ceased to be auditor of the Corporation on June 2, 2020 and PWC, became the auditor of the Corporation on June 2, 2020.
(3)Of these fees, C$282,438 were billed by PWC and C$16,268 were billed by Smythe the former auditor of the Corporation.
(4)Fees incurred by PWC for professional services related to translation services for consolidated financial statements and management’s discussion and analysis reports.
(5)Fees billed by PWC for tax compliance, tax advice and tax planning services.
(6)Fees billed by PWC for tax compliance, tax advice and tax planning services, including the structuring of the Vend-In Transactions with Orion Group and Yamana, the continuation of two acquired entities under the CBCA and for the acquisitions of all of the outstanding shares Valkyrie and Coral.

SCHEDULE A
AUDIT COMMITTEE CHARTER
See attached

AUDIT COMMITTEE CHARTER
Dated August 6, 2020

TABLE OF CONTENTS
Page
I.    Purpose    4
II.    Reporting    4
III.    Composition of Committee    4
IV.    Chair and secretary    5
V.    Meetings    6
VI.    Quorum and Voting    6
VII.    Meeting Agendas    6
VIII.    Records    6
IX.    Resources and Authority    6
X.    Duties and Responsibilities    7
1.    Financial reporting Process and Financial Statements    7
2.    Oversight of the External Auditor    8
3.    Oversight of the Corporation’s Internal Control System    9
4.    Oversight of the Corporation’s Risk Management    10
5.    Compliance with Legal and Regulatory Requirements    11
6.    Additional Responsibilities    11
XI.    Limitation on the Oversight Role of the Audit Committee    12
XII.    Evaluation of the Audit Committee and Report to Board    12
XIII.    Review of Charter    12

I.PURPOSE
The Audit Committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Nomad Royalty Company Ltd. (the “Corporation”). The purpose of the Audit Committee is to assist the Board in its oversight of:
A.the integrity of the financial statements, the financial reporting process and related information;
B.the independence, qualifications and appointment and performance of the external auditor;
C.compliance with applicable legal and regulatory requirements;
D.disclosure, internal controls and internal audit procedures;
E.risk management processes, credit worthiness, treasury and financial policies;
F.whistle blower, complaint procedures and ethics policies.
In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.
The composition and meetings of the Audit Committee are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”). The present charter is not intended to limit, enlarge or change in any way the responsibilities of the Audit Committee as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX.

II.REPORTING
The Audit Committee will report to the Board.

III.COMPOSITION OF COMMITTEE
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. The members of the Audit Committee shall meet the independence test and other membership requirements within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and under other applicable laws, rules and regulations and listing requirements as determined by the Board. Each member of the Audit Committee shall continue to be a member until next annual meeting of the shareholders of the Corporation or a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy that occurs in the Audit Committee at any time.
Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

IV.CHAIR AND SECRETARY
The Chair of the Audit Committee shall be designated by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. In addition to the responsibilities set forth in the Position Description of the Committee Chair adopted by the Board, which may be amended from time to time, the Audit Committee Chair shall:
A.Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;
B.In consultation with the Board Chair, the Lead Director and the Chief Executive Officer (the “CEO”), ensure that there is an effective relationship between management and the members of the Audit Committee;
C.Chair meetings of the Audit Committee;
D.In consultation with the Board Chair, the Lead Director, the Corporate Secretary, the CEO and the Chief Financial Officer (the “CFO”), determine the frequency, dates and locations of meetings of the Audit Committee;
E.In consultation with the CEO and CFO review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.Ensure, in consultation with the Board Chair, that all items, requiring the Audit Committee’s approval, are appropriately tabled;
G.Ensure the proper flow of information to the Audit Committee and review, with the CEO, the CFO, the Chief Investment Officer and the Corporate Secretary the adequacy and timing of materials in support of management’s proposals;
H.Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee;
I.Review expenses of the CEO on a quarterly basis; and
J.Carry out any special assignments or any functions as requested by the Board.
If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.
Unless otherwise determined by resolution of the Board, the Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

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V.MEETINGS
The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.
Proceedings and meetings of the Audit Committee are governed by the provisions of by- laws of the Corporation relating to the regulation of the meetings and proceedings of the Board as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.
Notice of every meeting shall be given to the external auditor of the Corporation, and meetings shall be convened whenever requested by the external auditor or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management and the external auditor and may meet with legal counsel or other advisors if necessary. The Audit Committee shall meet periodically with the external auditor without management being present. The Audit Committee shall meet periodically in “in camera” session in the absence of management when the Audit Committee deems necessary.
All members of the Audit Committee are expected to attend all meetings and review, in advance, the meeting materials.

VI.QUORUM AND VOTING
Unless otherwise determined from time to time by resolution of the Board, the quorum at any meeting of the Audit Committee is a majority of members in office. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

VII.MEETING AGENDAS
Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

VIII.RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board as appropriate.

IX.RESOURCES AND AUTHORITY
The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carry out its duties.
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The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditor, the counsel of the Corporation and other officers and employees of the Corporation.
The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external auditor of the Corporation and its subsidiaries. Any member of the Audit Committee may require the external or any officers or employees of the Corporation to attend any or every meeting of the Audit Committee.

X.DUTIES AND RESPONSIBILITIES
The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditor are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditor.
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.
1.FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS
The Audit Committee shall:
1.In consultation with the external auditor, review the integrity of the Corporation’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies.
2.Review, discuss with management and approve, all material transactions and material contracts entered into between (i) the Corporation or any subsidiary of the Corporation, and (ii) any subsidiary, director, officer, insider or related party of the Corporation.
3.Review and discuss with management and the external auditor: (i) the preparation of the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented; (iii) the effect of regulatory and accounting developments; (iv) any matters required to be discussed with the external auditor according to Canadian generally accepted auditing standards; (v) an annual report by the external auditor describing: (A) all critical accounting policies and practices used by the Corporation, including management judgements and accounting estimates; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Corporation, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditor; and (C) other material written communications between the external auditor and management; and (vi) any corporate governance issues which could significantly affect the financial statements.
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4.Following completion of the annual audit, review with each of: (i) management; and (ii) the external auditor; any significant issues, concerns or difficulties encountered during the course of the audit.
5.Resolve disagreements between management and the external auditor regarding financial reporting.
6.Review and recommend to the Board for approval, the interim quarterly and annual financial statements and Management’s Discussion and Analysis and annual and interim earnings press releases prior to the public disclosure of such information.
7.To the extent not previously reviewed by the Audit Committee, review and recommend to the Board for approval, all financial statements included in any prospectus or offering memoranda and all other financial reports required by regulatory authorities and/or requiring approval by the Board (including any use of pro-forma or non-IFRS information).
8.Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Corporation extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.
2.OVERSIGHT OF THE EXTERNAL AUDITOR
The Audit Committee shall:
1.Require the external auditor to report directly to the Audit Committee.
2.Be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Corporation’s external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditor to be nominated for approval by the shareholders.
3.Approve all audit engagements and pre-approve the provision by the external auditor of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditor shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval.
4.Review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors.
5.At least annually, obtain the audit plan of the external auditor, and discuss with the management and external auditor the scope, planning and staffing of the annual audit, and review and approve the audit plan.
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6.At least annually, obtain and review a formal report by the external auditor to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; and (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues.
7.At least annually, obtain and review a formal written statement of the external auditor: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and (iv) confirming fees billed to the Corporation by the external auditor in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110 - Audit Committees.
8.At least annually, consider, assess, and report to the Board on:
a.the independence of the external auditor, including that the external auditor’s performance of permitted non-audit services does not impair the external auditor’s independence, including the external auditor formal written statement: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and
b.the evaluation of the external auditor, taking into account the opinions of management.
3.OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM
The Audit Committee shall:
1.Oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management and the external auditor on an annual basis with regard to the reliability and effective operation of the Corporation’s accounting system and internal controls.
2.Understand the scope of the design and operation of the Corporation’s internal control over financial reporting.
3.Review and discuss with management and the external auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:
a.the Corporation’s systems of internal controls over financial reporting;
b.compliance with the policies and practices of the Corporation relating to business ethics;
c.compliance by directors, officers and other management personnel with the Disclosure Policy; and
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d.the relationship of the Audit Committee with other committees of the Board, management and the Corporation’s consolidated subsidiaries’ audit committees.
4.Review and discuss with the CEO and CFO of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents, as required by National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.
5.Review, monitor, report, and, where appropriate, provide recommendations to the Board on the Corporation’s disclosure controls and procedures.
6.Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
The CEO or CFO will report to the Audit Committee, and the Audit Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls. Where the CEO or the CFO is named in a complaint, the Board Chair or Lead Director (as applicable) will speak directly with the Audit Committee Chair.
4.OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT
1.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management including the following:
a.the Corporation’s processes for identifying, assessing and managing risks;
b.the Corporation’s major financial risks, including derivative and tax risks, and operational risk exposures and the steps the Corporation has taken to monitor and control such exposures;
c.the Corporation’s major security risks and security trends, including cybersecurity risks, that may impact the Corporation’s operations and business; and
d.the Corporation’s business continuity plans, including disaster recovery plan.
2.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.
3.Review all related party transactions and actual or potential conflicts of interest.

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5.COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS
The Audit Committee shall:
1.Receive and review timely analysis by management of significant issues relating to public disclosure and reporting.
2.Review and recommend to the Board for approval, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis, annual report and Annual Information Form, if required.
3.Prepare the report of the Audit Committee required to be included in the Corporation’s periodic filings.
4.Review and discuss with management, legal counsel and the external auditor, monitor, report and, when appropriate, provide recommendations to the Board on the adequacy of the Corporation’s processes for complying with laws, regulations and applicable accounting standards.
5.Review, on a periodic basis with legal counsel, the Corporation’s legal compliance with respect to: (a) the legal and regulatory matters which may have a material effect on the Corporation and/or its financial statements, including with respect to pending or threatened material litigations; and (b) corporate compliance policies and codes of conduct.
6.ADDITIONAL RESPONSIBILITIES
The Audit Committee shall:
1.Establish procedures and policies for the following: (a) the receipt, retention, treatment and resolution of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; (b) the confidential, anonymous submission by directors or employees of the Corporation of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions; and (c) receipt, retention and treatment of complaints received by the Corporation regarding any Third-Party Operators or mineral projects upon which the Corporation has a stream, royalty, or other interest.
2.To review any non-routine correspondence with regulators or governmental agencies (and management’s responses thereto) and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.
3.Review the adequacy of the resources of the finance and accounting group, along with its development and succession plans.
4.Prepare and review with the Board an annual performance evaluation of the Audit Committee.
5.Report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditor.
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6.Review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

XI.LIMITATION ON THE OVERSIGHT ROLE OF THE AUDIT COMMITTEE
Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.
Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives financial and other information, and the accuracy of the information provided to the Corporation by such persons or organizations.
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditor.

XII.EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD
The Audit Committee shall evaluate and review with the Board, on an annual basis, the performance of the Audit Committee as a whole as well as the performance of each individual member while taking into account: (i) in the case of the Audit Committee as a whole, the present Charter, and (ii) in the case of an individual member, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Audit Committee.
The Audit Committee shall report to the Board periodically on the Audit Committee’s activities.

XIII.REVIEW OF CHARTER
The Audit Committee will annually review and assess the adequacy of this Charter and recommend to the Board any proposed changes for consideration. The Board may amend this Charter, as required.
This Charter was adopted by the Board of Directors on August 6, 2020.

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SCHEDULE B
TECHNICAL INFORMATION CONCERNING THE BLYVOOR GOLD MINE
The following information concerning the Blyvoor Gold Mine should be read in conjunction with the information concerning the Blyvoor Mine appearing elsewhere in the AIF.
The technical information contained in this Schedule B relating to the Blyvoor Gold Mine are extracts from the Blyvoor Report. The Blyvoor Technical Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Blyvoor Report. The Blyvoor Report is not and shall not be deemed to be incorporated by reference in the AIF.
Please see section Description of Business - Description of the Assets - Blyvoor Gold Stream – Witwatersrand Gold Belt, South Africa - Blyvoor Gold (Pty) Ltd.” of the AIF for more information on the Blyvoor Gold Stream.
The technical and scientific information contained in this Schedule B has been reviewed and approved by Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, a Director of Minxcon, Uwe Engelmann, BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat., MGSSA, a Director of Minxcon, and Daniel (Daan) van Heerden, B Eng (Min.), MCom (Bus. Admin.), MMC Pr.Eng., FSAIMM, AMMSA, a Director of Minxcon, each a qualified person under NI 43-101.
Property Description
Notwithstanding that the Blyvooruitzicht Gold Mine was one of the world’s most profitable gold mines, the Blyvooruitzicht Gold Mine fell victim to the business rescue and liquidation processes of its then corporate owner, and was itself liquidated in 2013 and as a result all operations on the mine were ceased. Illegal miners subsequently occupied the site and stripped the majority of the electrical infrastructure on the surface. The underground workings from 10 m above 29 Level at No. 5A Sub-vertical Shaft are flooded and are currently inaccessible.
The Blyvoor No. 5 Shaft project consists of reopening the No. 5 Shaft Complex and returning the operation to steady state production.
Numerous activities have been initiated and/or completed since cessation of the operation, including transfer of the mining right and water use licence to Blyvoor Gold, award of an Environmental Authorisation, Mineral Resource update, mine planning, operating cost estimates, capital cost estimates and financial modelling.
The general activities completed on-site include the following:
• security was upgraded and the property secured;
• an outer perimeter fence and a concrete wall (5 m high) have been constructed;
• shaft inspections have been completed;
• data is captured and stored on site;
• carbon-in-leach tanks have been repaired;
• small change house refurbishment completed;
• No. 5 Shaft access walkway; and
• installing traffic safety and control signs.
Completed and Remaining project works specifically with regards to infrastructure are listed below:
• Completed Infrastructure Work:-
◦surface power supply and electrical reticulation re-instated;
◦winder re-commissioning completed – No. 5 Shaft (man and rock winders) and No. 5A Sub-vertical Shaft (East man winder);
◦re-licensing of the No. 5 Shaft man winder and No. 5A Sub-vertical Shaft East man winder completed.
◦No. 5 Shaft, shaft repairs completed and shaft re-instated;
◦power established to No. 5A Sub-vertical Shaft winder;
◦housekeeping and refurbishment of change houses, surface area completed;
◦traffic control measures completed;
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◦opening up of 15, 25 and 27 Level haulages;
◦access to the 15 Level workings have been secured;
◦re-instating power to 25 and 27 Levels;
◦purchase and delivery of hydro mining equipment; and
◦construction and commissioning of process plant.
• Remaining Infrastructure Project Works:
◦Re-instatement of No.5A Sub-vertical Shaft Infrastructure:-
▪re-commissioning and re-licensing of No.5A Sub-vertical rock winder – In progress;
▪re-commissioning and re-licensing of Sub-vertical West man winder – In progress;
▪re-equipping of underground workings – ongoing process; and
▪development and installation of 27.5 level mid-shaft loading station.
•New Infrastructure Projects required for increased production requirements, or for production beyond the initial 5 years of the plan:
◦establish connecting development from Doornfontein section to old Blyvooruitzicht section;
◦re-establish services to old Blyvooruitzicht section (power, water and communications);
◦establish main surface ventilation fans at the historic Doornfontein No. 2 Shaft and the Blyvooruitzicht No. 3 Ventilation Shaft;
◦re-equip A6, A5, B5 and B5A Incline shafts and their winders; and
◦establish shaft tips in above mentioned incline shafts.
The Blyvoor operation is located in a historically prolific gold mining area within the Carletonville Goldfield and is well serviced by all amenities. The No. 5 Shaft Complex is located some 14 km by road southwest of the town of Carletonville, in the southwestern extremity of the Gauteng Province, South Africa, within the Oberholzer Magisterial District. The town of Fochville lies 30 km due southeast. To the northeast, Johannesburg can be accessed over a road network of 80 km.
Ownership of the Property
The Blyvoor Mine is encompassed under a converted mining right GP 30/5/1/2/2/143 MR, or MR143GP, valid for 30 years until 16 February 2047. MR143GP was registered on 4 August 2017 and was successfully ceded and transferred under a Section 11 application from Blyvooruitzicht Gold Mining Company Limited (in provisional liquidation) to Blyvoor Gold Capital (Pty) Ltd on 7 August 2017 and was registered at the Mineral and Petroleum Titles Registration Office on the same day. Blyvoor Gold Capital (Pty) Ltd is a registered subsidiary (74%) of Blyvoor Gold (Pty) Ltd. The remaining 26% ownership is held by Black Economic Empowerment entities as required by the South African Mining Charter.
An application for an Environmental Authorisation was submitted on 13 February 2019, triggering the requirement for a revised Environmental Impact Assessment and a revised Environmental Management Plan for the mine to align the management document to their underground mining plans and the components of the surface mining infrastructure which they have acquired. The Environmental Authorisation was granted on 19 February 2020.
Several servitudes and usufructs for services are required for the operation. Servitudes and usufructs, with a validity period of 99 years, have been approved and surveyed and have been registered for all operational areas that are required by the Blyvoor Mine.
Geology and Mineral Deposit
Blyvoor lies within the late Archaean (2.7-2.8 Ga) Witwatersrand Basin. This basin comprises up to 7,000 m thick interbedded sequence of argillaceous and arenaceous sedimentary rocks mainly dipping at shallow angles towards the centre of the basin and extend laterally for some 350 km northeast-southwest and 120 km northwest-southeast on the Kaapvaal Craton. The upper portion of the basin-fill (Central Rand Group), which contains the sedimentary reefs or mineralised zones, outcrops at its northern extent near Johannesburg. Further west, south and east, the basin is overlain by a combination of up to 4,000 m of younger Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks.
Economic gold mineralisation in the Witwatersrand Basin sediments occurs typically within quartz pebble conglomerate reefs. These reefs are mined within seven separate goldfields located along the eastern, northern, and western margins of the basin, as well as in the South Rand Goldfield. The reefs are generally less than 2 m in thickness. Stratigraphically, the majority of economic placers have been found in the Central Rand Group at various stratigraphic levels and usually represent significant stratigraphic unconformities. The gold deposits of the

Witwatersrand Basin are considered to be associated with the formation of a foreland basin bounded by faulting resulting in uplift along the north-western margin, causing erosion of the hinterland and thus feeding gravels into the Basin.
Locally, Blyvoor falls within the Carletonville Goldfield, or Far West Wits Line, that, in addition to gold, produced uranium and pyrite for the production of sulphuric acid, as by-products. The goldfield is separated into two distinct sections or compartments, i.e. the western and eastern sections, separated by the prominent Bank Fault (a reactivated thrust fault which is hinged in the basement). Although similar stratigraphy is present in both sectors, the unit thicknesses differ due to the interpreted syn-sedimentary tectonics associated with the Bank Fault during basin formation.
The goldfield is stratigraphically subdivided into the Blyvooruitzicht, Main, Randfontein, Luipaardsvlei, Krugersdorp, Booysens, Kimberly and Elsburg Formations. Each formation is characterised by a regionally persistent basal conglomerate deposited on a regional unconformity and overlain by quartzites, grits and pebble bands, while argillaceous quartzites and shales are confined to the Booysens and Robinson Formations.
Numerous economically viable conglomerate horizons occur in the Carletonville Goldfield within the Central Rand Group, which in turn is unconformably overlain by the Venterspost Conglomerate Formation at the base of the Ventersdorp Supergroup. Three principal economic placer units are exploited, namely the Carbon Leader, which correlates with the Main Reef, near the base of the Central Rand Group, overlain by the Middelvlei Reef (stratigraphically correlated with the South Reef elsewhere in the Witwatersrand Basin) and the Venterspost Conglomerate Formation (colloquially termed the “Ventersdorp Contact Reef”). At Blyvoor, the Carbon Leader occurs at the base of the Main Formation and the Middelvlei Reef at the base of the Randfontein Formation. These two reefs form the most important economic horizons at Blyvoor.
Property Geology and Mineralisation
The Carbon Leader Reef overlies the North Leader Reef. The North Leader Reef is an oligomictic, small pebble conglomerate, less than 15 cm thick and stratigraphically situated 0-15 m below the Carbon Leader Reef and is poorly and sporadically mineralised. The separation between these reefs increases southwards due to a minor angular unconformity. The North Leader has only been mined in isolated areas where the grade and parting between this reef and the Carbon Leader permits extraction of both horizons with minimum internal dilution. The footwall of the Carbon Leader is alternating coarse-grained siliceous and argillaceous quartzites.
Overlying the Carbon Leader is a mature, light grey, fine-grained siliceous quartzite, above which is the Rice Pebble Conglomerate, a dark pyritic quartzite with small white quartz pebbles. Some 2-2.5 m above the Carbon Leader is a dark grey to khaki coloured chlorite-rich argillite, the Green Bar, the lower part of which tends to be laminated and the upper part massive. If exposed during mining, the laminated nature of the Green Bar can cause support problems. The hanging wall of the Green Bar is a mature grey to light grey cross-bedded quartzite with thin semi argillaceous horizons. Approximately 15 m above the Green Bar, the lower hanging wall small pebble conglomerates are moderately mineralised with sulphides and interbedded with coarse-grained, grey quartzites.
The footwall of the Middelvlei Reef comprises coarse-grained to gritty, dark grey to brown, cross-bedded quartzites, with scattered pebbles and thin lenticular conglomerate horizons. The hanging wall comprises grey quartzites with occasional poorly packed small pebble conglomerates.
The majority of Blyvoor is structurally relatively undisturbed. In the western section, however, the area is structurally complex due to the presence of the Master Bedding Fault which rejuvenated older faults and formed new ones in close proximity to its plane. The Master Bedding Fault has eliminated a large percentage of the Carbon Leader to the north of Doornfontein No. 2 Shaft, but the Middelvlei is present over the whole lease area.
Major structures in close proximity to historical mining activities at 35 Level and below, are the Boulder and Alpha Dykes. The Boulder Dyke has a downthrow of 40 m to 95 m to the north and strikes east-west.
At Blyvoor, two economic placer horizons have been exploited. These are namely the Carbon Leader and Middelvlei Reefs and occur in quartzites of the Main Reef Conglomerate Formation of the Johannesburg Subgroup of the Central Rand Group. The auriferous conglomerates dip uniformly at 22°S.
The Carbon Leader is a high grade, predominantly thin (<40 cm) carbon-rich reef and is the principle economic horizon at the Blyvoor Mine. Grades decrease towards the south and southwest. The origin of the carbon is in debate as to whether it originated hydrothermally or from algae. Within the deeper southern section of the project area (below 35 Level), carbon is scarcer and hence likely responsible for the decline in grade.

The Middelvlei Reef is the second economic horizon at the Blyvoor Mine and lies stratigraphically 50 m to 75 m above the Carbon Leader. Towards the south, the separation increases due to a minor angular unconformity. The Middelvlei Reef is characterised by lower grades than the Carbon Leader. Owing to the historical variable payability and presence of sedimentologically controlled pay shoots, the Middelvlei Reef has been mined in scattered payable areas.
Status of Exploration
The Blyvoor Mine is a mature operation focussing on mining of readily accessible areas with significant exposure of the two reef horizons across the whole property.
Further exploration work is deemed to be unnecessary, as Blyvoor Gold will concentrate its mining activity adjacent to well-known historical mining areas. Additionally, the depth of the deposit and the extent of underground development does not warrant further exploration from surface. Given that the Mine was in production for some 75 years, the deposit, its reefs and its grades are well understood. There is a database of over 500,000 underground chip sampling data points which have been used to estimate the Mineral Resources and Mineral Reserves for the Mine.
It is anticipated that routine underground production drilling for the purposes of confirming reef elevations and structural interpretations will be required to a limited extent. Owing to the highly carbonaceous nature of the reefs and the significant gold loss associated with drilling through the brittle carbon seams, any core recovered from the underground drilling will not be representative of the gold grade expected during mining and will not be useable for the purposes of Mineral Resource estimation as drillhole assays, by default, this renders a bias of low results.
Chip sample data from adjacent mining faces are utilised in conjunction with other available project data for interpretations and Mineral Resource estimations. Historical mine call factors and plant recoveries indicate that the Mineral Resources estimates conducted utilising the chip sample data are representative for both reefs.
Mineral Resource and Mineral Reserve Estimates
All errors identified in the database were corrected. As a result of the data changes, it was required that the Mineral Resource estimate for Blyvoor was redone by Minxcon. Variography and sample statistics were re-performed as a result of the data change, however all estimation setups and parameters remained unchanged.
A mean dip correction factor representing a global mean dip of 22°was utilised to calculate a true dip related to the area determined from the block model. A diluted stoping width of 117 cm was applied, along with a mining cut of 65cm for Middelvlei Reef and 50cm for Carbon Leader Reef. A Specific Gravity of 2.737 t/m³ was utilised to convert the volume to tonnes. A geological loss of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources was applied. The Mineral Resource is declared inclusive of Mineral Reserves.
The Mineral Resources for the Carbon Leader Reef of the Blyvoor Mine as at 1 March 2021 are presented to follow.

Mineral Resource and Mineral Reserve Estimates
All errors identified in the database were corrected. As a result of the data changes, it was required that the Mineral Resource estimate for Blyvoor was redone by Minxcon. Variography and sample statistics were re-performed as a result of the data change, however all estimation setups and parameters remained unchanged.
A mean dip correction factor representing a global mean dip of 22°was utilised to calculate a true dip related to the area determined from the block model. A diluted stoping width of 117 cm was applied, along with a mining cut of 65cm for Middelvlei Reef and 50cm for Carbon Leader Reef. A Specific Gravity of 2.737 t/m³ was utilised to convert the volume to tonnes. A geological loss of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources was applied. The Mineral Resource is declared inclusive of Mineral Reserves.
The Mineral Resources and Reserves for the Blyvoor Mine as at 1 March 2021 are presented to follow.

Blyvoor Gold Mine Mineral Resources Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Measured	41.95	7.30	9.85
Indicated	8.13	5.84	1.53
Measured & Indicated	50.08	7.06	11.37
Inferred	79.77	4.40	11.29
____________________
•Source: NI 43-101 Technical report dated June 25, 2021, and titled: “An updated NI 43-101 Technical Report on the Blyvoor Gold Mine, South Africa” filed on Nomad’s SEDAR profile.
•Mineral Resources have an effective date of March 1, 2021.
•Notes:
▪Mineral Resources stated at an average gold price of USD1,650/oz and an average exchange rate of ZAR/USD 16.00.
▪Resources are inclusive of Reserves
▪Mineral Resources are reported at a 300 cm.g/t (2.56 g/t over 117 cm stoping width equivalent) pay limit.
▪Depletions have been applied.
▪Boundary pillars have been excluded from the Mineral Resources, reported inclusive of internal pillars and shaft pillars.
▪A geological loss of 5% for Measured, 10% for Indicated and 15% for Inferred Mineral Resources has been applied.
▪All Mineral Resources are 100% attributable to the Corporation and occur within the mining right perimeter.

All Mineral Reserves have been categorised and reported in compliance with the definitions embodied in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (incorporated into NI 43-101). As per CIM Code specifications, Mineral Reserves have been reported separately in the Proved and Probable Mineral Reserve categories. Inferred Mineral Resources have not been incorporated with the Proved and Probable Mineral Reserves.
The mining plan targets Measured Mineral Resources and Indicated Mineral Resources only, with no economic benefit for Inferred Mineral Resources. The mine design and scheduling utilise the updated 2021 Mineral Resource model.
The Mineral Resource to Mineral Reserve conversion is illustrated in the figure below. The in situ Mineral Resource is as per the Mineral Resource statement estimated for the project area at a stoping width of 117 cm.

Blyvoor Gold Mine Mineral Reserves Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Proven	5.20	8.85	1.48
Probable	13.64	9.18	4.02
Proven & Probable	18.84	9.09	5.50

•Source: NI 43-101 Technical report dated June 25, 2021, and titled: “An updated NI 43-101 Technical Report on the Blyvoor Gold Mine, South Africa” filed on Nomad’s SEDAR profile.
•Mineral Reserves have an effective date of March 1, 2021.
•Notes:
▪Mineral Reserves stated at an average gold price of USD1,535/oz and an average exchange rate of ZAR/USD 17.00.
▪Mineral Reserves are reported at a 479 cm.g/t cut-off grade applied.
▪Minimum remnant area of 1,000 m² applied.
▪Mining extraction of 80% applied to all remnants.
▪Pillar provision of 10% applied.
▪Stope width is the average SBM mining cut over a 160 cm mining width.
▪Stope content has been calculated using the stope grade and average SBM mining cut.
▪The Mineral Reserves are at 100% attributable.

Development and Operations Mining
The current mining infrastructure, namely the existing main surface shaft (No. 5 Shaft), underground sub-vertical shaft (No. 5A Sub-vertical Shaft) and the orepass system of the No. 1A Sub-vertical Shaft, existing footwall drives, and crosscuts will be utilised as access to the workings. All the existing excavations necessary to access the underground workings (stopes and development ends) will be refurbished to ensure safe access for men and material.
The mining strategy for the Blyvoor Mine is to extract both the Carbon Leader Reef and Middelvlei Reef utilising the No. 5 Shaft Complex via conventional ledging and opening up to the required stoping width of 160 cm for SBM stoping. The first month of production on each panel will consist of conventional ledging (approximately 8 m linear advance) and conventional opening-up from a 117 cm stoping width to the planned SBM stoping width of 160 cm.
It is expected that a 2 m linear face advance will be required to open-up the stoping width from 117 cm to 160 cm (43 cm). The conversion to SBM stoping will require an additional 4 m linear face advance using conventional stoping, to create sufficient volume in the back area for waste packing once SBM commences. It has been estimated that 50% of the waste within the 4 m advance will be packed, and the remaining 50% will contribute to dilution.
There after SBM stoping will be implemented. Some of the targeted workings cannot currently be accessed and opening-up with re-equipping will be required prior to mining.
Drilling will be conducted by means of handheld hydropower drills, whilst cleaning of the stopes will be conducted by conventional winch and scraper cleaning. Cleaning of the development ends will be conducted by means of rail-bound hydropower bucket loaders or LHDs. Battery operated locomotives and hoppers will be used for ore transport on a rail-bound system. Ore and waste will be transported to tips situated on the production levels at the shaft station.
The existing haulages and crosscuts require refurbishment or re-opening prior to mining, and this has been allowed for in both the capital and operating cost estimates. It is essential to establish sufficient access to ensure the required face length is available for stoping to produce the planned production per month. Development of haulages, crosscuts, travelling ways, raises, and orepasses has been planned to be done conventionally using handheld hydropower drills.
Planned mining will initially take place between 15 Level and 27 Level. A ramp up of 17 months has been planned to reach steady state production of approximately 20,000 m², which equates to approximately 40 ktpm. This production rate will be sustained for a period of 15 months followed by a second ramp up. The second ramp up to a steady state production rate of approximately 40,000 m², which will produce approximately 80 ktpm, has been planned over a 12-month period.
The underground workings up to 10 m above 29 Level at the No. 5 Shaft Complex are currently flooded and inaccessible and require dewatering. Once it is necessary to mine on and below 29 Level, dewatering of the flooded lower levels will commence with the use of submersible pumps.
Blyvoor Mine’s ventilation system is well-established and has been professionally planned and efficiently operated in the past. During the first five years of production, current ventilation infrastructure will provide sufficient ventilation and cooling of the underground workings. When mining proceeds below 2,500 m (31 Level), refrigeration and the use of the second main ventilation fan will be required to ensure effective cooling of the working areas. In addition, once mining commences in the extremities of the Project Area, it will be required to establish additional ventilation fans at the historic Doornfontein No. 2 Shaft and the Blyvooruitzicht No. 3 Ventilation Shaft to provide additional ventilation capacities for these areas.
A cut-off of 479 cm.g/t has been applied to the Mineral Resources which has been included in the LOM plan. Converting Mineral Resources to Mineral Reserves, requires the application of modifying factors. These factors are applied to adjust the in situ Mineral Resources in the LOM plan to realistic and accurate mill feed, volumes, and grade.
The current plan considers only Measured and Indicated Mineral Resources which have been converted to Proved and Probable Mineral Reserves, respectively.
Processing
The current plant with a RoM capacity of 40 ktpm consists of crushing, ball milling, gravity concentration, leach and carbon-in-pulp and elution circuits to produce gold doré. Tailings will be deposited onto the existing No. 6 TSF by means of daywall deposition. The TSF has a total capacity of approximately 21 Mt which is sufficient for the Mineral Reserve tonnes of 20.7 Mt.
Recent metallurgical testwork has not been conducted to verify the recoveries. A fixed residue grade was used to estimate the recovery. The indicated reserve grade of TSF No. 6 is 0.304 g/t and this is the fixed tails grade used to calculate the expected recovery.
A plant upgrade is proposed at a cost of ZAR54 million to enable the plant to double its ore throughput. A new silo is needed in the crushing circuit, a new mill at the grinding circuit and more tanks in the leach circuit. The higher processing rate will improve the processing costs form ZAR208/t to ZAR177/t.

Economic Analysis
The evaluator performed an independent mineral asset economic analysis on the Blyvoor Mine and its Mineral Reserves. The Discounted Cash Flow, or DCF, is based on the production schedule and all costs and capital associated to develop, mine and process the orebody. Relevant taxation and other operating factors, such as recoveries and stay-in-business costs were incorporated into the economic analysis to produce a cash flow over the life cycle of the project.
Both the ZAR/USD exchange rate and USD commodity prices are in real money terms. The table below details the forecasts for the first three calendar years as well as the long-term forecast used in the financial model. Both the price forecast and the exchange rate forecast are taken as the median of various analyst and bank forecasts and is presented in calendar years.
Financial Cost Indicators
The operating costs in the financial model were subdivided into different categories:
(a)Adjusted Operating Cost (Cash Cost incurred at each processing stage, from mining through to recoverable metal delivered to market less net by-product credits - if any - and includes government royalty payments);
(b)All-in Sustainable Cost (AISC) (sum of Operating Costs, SIB Capital, Reclamation Costs and Corporate General and Administrative Costs); and
(c)All-in Cost (AIC) (sum of the AISC, Non-current Operational Costs and non-sustaining Capital Costs).

The full definitions of these costs are explained in detail in the operating cost section of the Blyvoord Report. Costs reported for the Blyvoor Mine, which consists of mining, plant, and other operating costs, as well as government royalty payments are displayed in the table below. Other costs in the Adjusted Operating Costs category include the social and labour plan, general and administration, transport, security, and other services costs. Other costs for the AISC category include the corporate general and administrative costs. The costs are displayed per milled tonne as well as per recovered gold ounce. Operating costs are inclusive of a 10% contingency, while capital costs are inclusive of a 15% contingency. The high cost per milled tonne can be attributed to the SBM method, which allows for hoisting ore at a higher grade.

Production Costs Summary

Item	Unit	Blyvoor Gold
Net Turnover	**ZAR/Milled tonne**	**6,899**
Mine Cost	ZAR/Milled tonne	1,988
Processing Costs	ZAR/Milled tonne	199
Other Costs	ZAR/Milled tonne	79
Royalties	ZAR/Milled tonne	330
Adjusted Operating Costs	**ZAR/Milled tonne**	**2,596**
SIB CAPEX	ZAR/Milled tonne	103
Reclamation	ZAR/Milled tonne	4
Other Costs	ZAR/Milled tonne	33
All-in Sustainable Costs (AISC)	**ZAR/Milled tonne**	**2,736**
Outstanding Initial Capital	ZAR/Milled tonne	74
Other Cash Costs	ZAR/Milled tonne	-
All-in Costs (AIC)	**ZAR/Milled tonne**	**2,810**
All-in Cost Margin	**%**	**59%**
EBITDA*	ZAR/Milled tonne	4,265
EBITDA Margin	%	62%
Gold Recovered	oz	5,320,311
Net Turnover	**USD/Gold oz**	**1,437**
Mine Cost	USD/Gold oz	414
Processing Costs	USD/Gold oz	41
Other Costs	USD/Gold oz	16
Royalties	USD/Gold oz	69
Operating Costs	**USD/Gold oz**	**541**
SIB CAPEX	USD/Gold oz	21
Reclamation	USD/Gold oz	1
Off-Mine Overheads	USD/Gold oz	7
All-in Sustainable Costs (AISC)	**USD/Gold oz**	**570**
Outstanding Initial Capital	USD/Gold oz	15
Other Cash Costs	USD/Gold oz	-
All-in Costs (AIC)	**USD/Gold oz**	**585**
EBITDA	USD/Gold oz	888

Notes:

1. * EBITDA excludes capital expenditure.

The capital costs over the life of mine are described in the following figure. The total capital including the SIB capital and contingencies amounts to ZAR3,336 million over the project life.

Capital Cash Flow Schedule (Outstanding Initial Capital + SIB)

Annual Capital (ZAR million)
Cumulative Capital (ZAR million)
500
450
400
350
300
250
200
150
100
50
0
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Years
Mining
Plant
Other
SIB Mining
SIB Plant
Cumulative

Economic Analysis Summary
The annual and cumulative cash flow forecast is displayed in the figure below. The mine has no funding requirement since the majority of initial capital has been spent. The capital planned for year 1 of ZAR96 million is offset by revenue in the same year.

Undiscounted Cash Flow

5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
67,500
60,000
52,500
45,000
37,500
30,000
22,500
15,000
7,500
0
(7,500)
(15,000)
Annual Cash Flow (ZAR million)
Cumulative Cash Flow (ZAR million)
120
1,082
1,624
2,916
4,445
6,703
8,590
10,037
11,917
14,268
16,402
18,164
21,202
24,087
26,235
30,525
33,640
37,883
41,805
45,539
49,534
53,381
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Years
Capital Expenditure
Annual Cash Flow Excluding CAPEX
Cumulative Cash Flow

For the DCF, the grade, commodity prices and exchange rate have the most significant impact on the sensitivity of the project followed by the fixed and variable cost. The project is least sensitive to capital and plant and other operating costs.

The economic analysis was done at the Blyvoor Capital (Pty) Ltd level. The value derived for the income approach only reflects the Reserve in the life of mine. The Mineral Reserve is economically viable with a best estimated NPV of ZAR15,159 million. IRR is not applicable to the Project as most of the capital has already been spent. Capital totalling ZAR96 million (inclusive of contingencies) is required in year 1, which is offset by revenue from month 1.

SCHEDULE C
TECHNICAL INFORMATION CONCERNING THE MERCEDES MINE
The following information concerning the Mercedes Mine should be read in conjunction with the information concerning the Mercedes Mine appearing elsewhere in the AIF.
The scientific and technical information in respect of the Mercedes Mine contained in this Schedule C is supported by and summarized from a NI 43-101 technical report entitled “NI 43-101 Technical Report - Mercedes Gold-Silver Mine, Sonora State, Mexico” dated June 30, 2021 with an effective date of December 31, 2020, prepared for Equinox Gold Corp. (“Equinox Gold”) by BBA Inc. (BBA) and Julie-Anaïs Debreil, a Senior Geologist from G Mining Services Inc. (G Mining) and formally Senior Geologist with Premier Gold Mines Inc., which is the most recent technical report publicly available with respect to the Mercedes Mines (the “Mercedes Report”), a copy of which is available under Equinox Gold’s SEDAR profile at www.sedar.com.
Equinox Gold is a reporting issuer in Canada that has identified the sources of the scientific and technical information in its technical reports and is required to publicly disclose all material scientific and technical information with respect to the Mercedes Mine, and where material information with respect to a material property is disclosed, that information must be supported by a technical report. Pursuant to NI 43-101, the Corporation is not required to file a technical report in connection with its stream interest in the Mercedes Mine and it may rely on technical reports prepared by Equinox Gold. See section “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION” of the AIF.
The Mercedes Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Mercedes Report. The Mercedes Report is not and shall not be deemed to be incorporated by reference in the AIF.
The form of the disclosure with respect to the Mercedes Mine below is prescribed by securities legislation. The information with respect to the Mercedes is derived from disclosure prepared by the owner and operator of the Mercedes, and may not include all information a reader deems relevant with respect to the Mercedes Mine. Mercedes Report, and consequently the disclosure below, are prepared as of a certain point in time, and the Corporation is not in a position to determine whether any information with respect to the Mercedes Mine that may be material to a reader subsequent to the date of the Mercedes Report exists. Therefore, in addition to the Mercedes Report, readers should review public disclosures available on SEDAR made by Premier Gold subsequent to the date of the Mercedes Report under its profile on SEDAR at www.sedar.com. See “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION”.
Please see section “Description of Business - Description of the Assets - Mercedes Gold & Silver Stream – Mexico – Equinox Gold” of the AIF for more information on the Mercedes Gold & Silver Stream.
The technical and scientific information contained in this Schedule C has been reviewed and approved by Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “qualified person” as defined in NI 43-101.
Mercedes Mine (Equinox Gold’s 100% Interest)
Project Description and Location
The Mercedes mining operation is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality (30°19’47” N latitude and 110°29’02” W longitude). The Mine is located 250 km northeast of Hermosillo, Sonora’s capital city, and 300 km south of Tucson, Arizona, United States.
Land Tenure
The Mercedes property consists of approximately 69,285 ha of mineral concessions under lease from the government of Mexico. The area is covered by 43 mineral concessions, all of which have been titled as Mining Concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled. All of the concessions are owned by MMM, a wholly owned subsidiary of Equinox. All of the concessions are in good standing with mining law obligations through semiannual tax payments and required assessment work. The areas of interest at Mercedes are located on private land. A surface access agreement has been in place with the owner of the private land surrounding the Mine since 2000. Production from the Mercedes property is subject to a 1% net smelter return royalty payable to an independent third party commencing on the earlier of 450,000 ounces of gold production or July 28, 2022. Silver and gold production from the Mercedes property are also subject to a purchase
C-1

and sale agreement whereby 100% (until 3.75 million silver ounces have been delivered, then dropping to 30%) of the silver production from the Mercedes property is sold at a price equal to 20% of the prevailing market silver price with minimum annual deliveries of 300,000 ounces of silver until 2,100,000 ounces of silver have been delivered. Further, 1,000 ounces of gold production per quarter, subject to adjustment based on the prevailing market gold price (and plus an additional 6.5% of such adjusted amount), must be delivered at a price of 0% of the prevailing market gold price until 9,000 ounces of gold have been delivered. MMM has all required permits to conduct work on the property. According to the Mercedes Technical Report, the qualified persons are not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.
History
Exploration and development work was conducted in at least two or three distinct periods. The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins were the focus of exploration and development work on a limited to moderate scale during the late 19th and early 20th century. Very little information is available on this work. The Tucabe vein was mined around the early 1900s. A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 m of strike and a vertical range of over 150 m. The Mercedes vein was discovered in 1936. Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground. In the mid 1990’s, the Fomento Minero, an agency of the Mexican government, conducted surface and underground sampling of the Tucabe vein to evaluate potential for an open pit, heap leach operation. A number of companies indicated interest and conducted investigation on the property, including Mogul Mining Ltd. (Mogul Mining), Rio Sonora (Gerle Gold Ltd.), and Minera Sierra Madre, which evaluated the property and completed some exploratory drilling in 1996. The Mercedes and Klondike Mine areas were first examined by Meridian Gold Inc.’s (Meridian) predecessor, FMC Gold Company, in 1993 as part of a regional exploration program in Mexico. Meridian geologists completed surface and underground mapping and sampling in 2000 with RC drilling focusing on the Klondike and Mercedes zones in 2001, leading to the discovery of a veinhosted mineralized zone at Mercedes and significant mineralization at Klondike. In 2002, Meridian entered into a joint venture (JV) with Fischer-Watt Corporation (Fischer-Watt), to continue exploration at Mercedes. Fischer-Watt carried out limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein. The JV was terminated in the fall of 2004 and the property was returned to Meridian. The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein. Drilling expanded in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins. In October 2007, Yamana Gold Inc. (Yamana) took control over the property and subsequently carried out surface mapping, geochemical exploration, and drilling. An aggressive drilling and development program was initiated to assess the potential of the property and bring it to a feasibility study stage. Drilling from 2009 to 2016, focusing on district exploration outside of the MercedesKlondike systems, resulted in the discovery of the Barrancas vein zone, the Diluvio zone at Lupita, and the expansion of the Rey de Oro vein system. In October 2016, Premier Gold Mines acquired the Mercedes Mine from Yamana Gold. In April 2021, Equinox Gold Corp. acquired Premier Gold Mines, assuming full responsibility for the Mercedes operation.
The Mercedes Mine began production in 2011 and up to December 31, 2020, 5,841.0 Mt grading 4.42 gpt Au and 49.5 gpt Ag have been processed, with a total of approximately 781,800 ounces of gold and 3,356,200 ounces of silver produced.
Geology and Mineralization
Regional Geology
The geology of north-central Sonora displays a complex history of tectonic and magmatic activity. The oldest known rocks are folded and variably metamorphosed late Jurassic volcanic sedimentary rocks and lower Cretaceous calcareous sediments. The sedimentary basement rocks are covered by thick and aerially extensive sequences of upper Cretaceous felsic volcanic rocks, which are in turn locally intruded and overlain by upper Cretaceous andesite flow and intrusive units. This entire rock package was then intruded by a series of granitic to granodioritic stocks and dykes. Continued volcanic activity through the Oligocene produced a bimodal suite of flows and volcaniclastic units. The Miocene was dominated by extension, erosion, and limited volcanic activity. Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill extensional basins throughout north-central Sonora.
Property Geology and Mineralization
Two northwest trending arches with exposed Jurassic marine sediments and Cretaceous lithic and quartz-lithic tuff units dominate the local geology. The arches have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Marginal to the northwest trending arches, andesitic volcanic flows and flow breccias have been deposited in at least three west-northwest trending basins. Dikes of
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andesite and latite crosscut the andesite flow package. Gold-silver mineralization on the Mercedes property is hosted within epithermal, low sulphidation (adularia-sericite) veins, stockwork, and breccia zones. Over 16.5 km of veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the property. Major veins typically trend N30º-70ºW at 60º to 90º dips following the major regional structural pattern. Veins typically dip at greater than 60º, but locally range as low as 25º. Postmineral latite dikes fill some of the same northwest trending structures that host some of the veins, locally destroying mineralization as emplaced. The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than one metre to composite vein/stockwork/breccia zones up to 15 m wide. In the Diluvio zone, gold-silver bearing vein/stockwork zones locally attain thicknesses in excess of 100 m. The length of individual veins varies from 100 m to over three kilometres. Property-wide, gold-silver bearing veins occur over a vertical range of 700 m (600 m to 1,300 m).
Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate. Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, although rare specks are also seen in the Mercedes and Lupita-Diluvio veins.
Exploration, Drilling and Sampling
Between 2016 and 2021, Premier Gold, the previous owner of the mine, performed both surface and underground drilling programs totalling 166,795 m in 1,079 core holes. The work program tested extensions of the known vein systems in addition to exploration to discover new mineralized horizons.
The primary target areas and objectives in recent times have been:
•Mineralization proximal to the main Mercedes/Barrancas/Lagunas trend;
•Expanding and confirming resource/reserve potential at Diluvio-Lupita, particularly during 2018-2019;
•Defining underground opportunity at Rey de Oro;
•Defining the underground opportunity and potential at Aida (2018) and Marianas (2019);
•Pursuing surface exploration to explore for new target areas on the property.
Mineralized zones at Mercedes, Klondike, Barrancas, Diluvio, Lupita, Marianas and Rey de Oro were drilled on approximately 20 m to 30 m centres, using a combination of diamond drilling with a small amount of RC drilling. Mineralized zones at Mercedes, (Aida, Gap, Casa Blanca, Corona de Oro, Lagunas), Klondike, Diluvio, Lupita, and fewer on Marianas and Rey de Oro, have been sampled punctually, if not regularly, along and as the mine sublevels traversing the ore zones were driven. The sample database for Mercedes, as of December 12, 2020, consisted of 3,198 surface and underground drill holes with a cumulative length of 683,354 m (Table 1-2) and some 19,922 channel samples collected underground at the advancing/working faces, totaling some 94,969 m.
Mineral Resources
As part of this review, the qualified person carried out a visual and statistical review of the geological solids, drill hole databases, composite databases, and block models for the 13 deposits documented at Mercedes, that is the: Aida, Barrancas, Brecha Hill, Casa Blanca, Corona de Oro, Diluvio, Gap, Klondike, Lagunas, Lupita, Marianas and Rey de Oro. A sub-deposit, San Martin, is a lateral extension currently being drilled, of the Lupita deposit. All Mineral Resources pertaining to the San Martin extension were classified as Inferred. This technical report reviews the data, procedures and methodology employed, and checks the estimation results obtained, on some of the zones that contribute the most to the Mineral Resource inventory at Mercedes. The qualified person found that the changes brought about by the reinterpretation and re-contouring of some of the veins in some of the deposits, as well as the additional channel sample and drill hole data and their treatment in grade interpolation, are reasonable and essentially account for the changes noted in comparing the current resource estimate with those of EOY 2018 and EOY 2019.
Overall, the qualified person found the methodology and parameters used were reasonable and that interpolated block grades agreed generally well with those of the composite grades at the local scale. Mine to mill monthly reconciliations have shown encouraging results at MMM, with resource modeled grades lately showing close reconciliation with the plant output, within an overall 5% margin from the production figures achieved for the 3rd and 4th quarter, 2020. The total Measured plus Indicated Mineral Resources, inclusive of reserves, amount to approximately 4.5 million tonnes grading 4.17 gpt Au and 38.4 gpt Ag, containing approximately 602 K ounces of gold and 5.5 million ounces of silver. The Inferred Mineral Resources total 1.5 million tonnes grading 4.74 gpt Au and 44.1 gpt Ag, containing approximately 236 K ounces of gold and 2.2 million ounces of silver. The Mineral Resource estimates are based upon a nominal cut-off of 1.70 gpt Au.
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Mercedes Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	858	4.48	36.5	124	1,005
Indicated	3,627	4.10	38.9	478	4,537
Measured & Indicated	4,485	4.17	38.4	602	4,543
Inferred	1,548	4.74	44.1	236	2,192
____________________
•Source: NI 43-101 Technical report dated June 30, 2021, and titled: “NI 43-101 Technical Report Mercedes Gold-Silver Mine Sonora State, Mexico”.
•Mineral Resources have an effective date of December 31, 2020.
•Notes:
▪Mineral Resources are inclusive of Mineral Reserves.
▪Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.
▪The mineral resource cut-off grade of 1.70 gpt gold was calculated using the following parameters: gold price =$1,500/oz; metallurgical recoveries of 95.5% for gold; refining charges $8.48/oz gold; mining costs of $44.70, processing costs of $21.60 and G&A costs of $13.00 per tonne of ore (all costs in USD).
▪Calculations used metric units (metre, tonne). Any discrepancies in total amounts are due to rounding.
▪The CIM Definition Standards on Mineral Resource and Reserves (2014) have been followed.

Mineral Reserves
The Mercedes Mine has been in continuous operation since 2011. The Mineral Reserves are entirely underground Mineral Reserves. Mineral Reserves are estimated by the application of designed mining shapes, governed by a minimum mining width of 3.5 m, to the Mineral Resource shapes. Appropriate factors for planned dilution, unplanned dilution and ore recovery have been included as part of the estimate. The Mineral Reserves for the Mercedes Mine are shown in Table 1-5 and total 2.6 million tonnes at an average grade of 3.89 gpt Au and 29.2 gpt Ag, containing approximately 325 K ounces of gold and 2.45 million ounces of silver in the Proven and Probable categories.
Mercedes Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	381	5.5	41.3	67	507
Probable	2,224	3.6	27.2	258	1,943
Proven & Probable	2,605	3.9	29.2	325	2,450
____________________
•Source: NI 43-101 Technical report dated June 30, 2021, and titled: “NI 43-101 Technical Report Mercedes Gold-Silver Mine Sonora State, Mexico”.
•Mineral Reserves have an effective date of December 31, 2020.
•Notes:
▪CIM Definitions Standards on Mineral Resource and Reserves (2014) have been followed.
▪Mineral Reserves are minable tonnes and grades; the reference point is the mill feed at the primary crusher.
▪Mineral Reserves are estimated at a cut-off of 2.10 gpt Au, except Diluvio, which is estimated at 2.00 gpt Au.
▪Cut-off grade assumes a price of gold of US$1,350 per ounce, a 95.5% gold metallurgical recovery; US$45.09/t mining cost, US$19.59/t processing costs, US$13.00/t G&A and US$8.48/oz refining costs.
▪A minimum mining width of 3.5 m was used in the creation of all reserve blocks.
▪Bulk density for ore varies by deposit from 2.22 t/mᶾ to 2.57 t/mᶾ and 2.40 t/mᶾ for waste.
▪Numbers may not add due to rounding.
▪Rey de Oro Sup deposit was previously classified as open pit mining reserves. The change-of-use land permit has been requested by MMM and is awaiting approval from the Mexican Mines Bureau. The deposit has been scheduled at the end of the life-of-mine plan to avert any risk associated with the permitting.

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Mining Method
Mercedes is a fully mechanized, ramp-access, underground mine with five underground mining areas; Mercedes, Barrancas, Lupita, Diluvio and Rey de Oro. The main ramps are driven at a nominal grade of 15% and are 4.5 m wide by 4.3 m high. The main ramps are generally located approximately 136 m from the main mineralized zone in the footwall. The average production rate over the 5-year mine life is approximately 1,450 tpd with the highest month averaging 1,852 tpd. Ore is hauled to surface via the main ramps and stockpiled on surface near the individual portals. Ore from the Barrancas, Lupita, Diluvio, and Rey de Oro mines is subsequently hauled to a common stockpile area near the jaw crusher. The Reserve Estimate has all areas being mined by mechanized cut and fill methods. It is anticipated that, where ground conditions and ore volume permit, long-hole stoping (uppers) may be employed to improve economics within portions of the Diluvio and Diluvio West deposits. The Rey de Oro deposit, previously planned as an open pit, will now be mined as an underground operation with production beginning in 2024.
Mineral Processing
The processing facilities at Mercedes are based upon conventional milling with Merrill-Crowe recovery of gold and silver as listed below:
•Three-stage crushing with closed circuit tertiary crushing operating at 2,000 tpd;
•Mill operated in closed circuit with cyclones;
•Gravity concentration;
•Agitated leach;
•Counter current decantation;
•Merrill-Crowe zinc precipitation;
•Smelting;
•Cyanide detoxification of tailings;
•Tailings disposal.
Environmental, Permitting, and Social Considerations
The Mercedes operation is in production and operating within the environmental framework of Premier Gold, the former mine owners. The site operates under a corporate responsibility program that includes corporate responsibility, community relations, environment, and health and safety. MMM has a comprehensive and strong community program in the community of Cucurpe, Sonora, approximately 22 km west of the Mine. Although the site is located within private land purchased from a local rancher, different social and economic programs have been established at the community of Cucurpe. An approximate closure schedule was developed by Golder Associates Inc. (Golder) based upon the connections between and the durations of the various closure activities. The closure schedule was prepared assuming that the work will be distributed sequentially throughout the closure construction period to ensure constant progress and minimize possible delays due to activity dependencies. The duration of the closure period is approximately six and a half years. The postclosure care period was assumed to be 20 years. The closure plan was originally developed by Golder in 2014, was updated in 2018 and updated again in 2019, based upon assumed closure activities beginning in 2024. The total direct and indirect cost of the closure and post-closure of Mercedes was estimated at approximately $14,485,000, which are mostly concentrated in the first four years, with most closure activities being completed by 2028. The post-closure period begins in 2030.
Existing Infrastructure
Mercedes possesses all required infrastructure necessary for a mining complex, including:
•Mine and mill infrastructure including office buildings, shops, and equipment;
•A tailings storage facility (TSF2) with the capacity to contain tailings production to Q2 2025. Plans are in place to construct a third tailings facility (TSF3) to meet LOM requirements.
•Local water supplies from the mine’s and dewatering wells;
•Electric power from the national grid by way of a 65 km 115 kV power line;
•Mine ventilation fans and ventilation systems;
•Haulage roads from the various mine areas to the plant;
•Stockpile areas;
•Maintenance facilities;
•Administrative office facilities;
•Core storage and exploration offices;
•Security gates and manned security posts at mine entries;
•Access road network connecting the mine infrastructure to public roads.

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Capital and Operating Cost Estimates
Mercedes is currently operating, and the capital cost estimate covers the ongoing operations. The LOM sustaining capital expenditures total US$64.0 million as summarized in Table 1-6 as per the MMM 2020 budget.

The capital plan is based upon continued development and further exploration of Mine areas as well as the construction of a new tailing storage facility (TSF3). The unit operating costs for the life of mine (LOM) are summarized in Table 1-7 as per the MMM 2020 budget. Forecast LOM operating costs are the result of initially focusing mining activities on two production areas, Diluvio and Lupita, bringing additional mining zones into production, and closely managing the skills and numbers of employees needed to support the LOM mine plan.

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